UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 22, 2005 (December 20, 2005)

Commission File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, Telephone	I.R.S. Employer Identification Number
1-16305	**PUGET ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-1969407
1-4393	**PUGET SOUND ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-0374630

Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)

☐ Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))

☐ Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e−4(c))

Item 1.01 Entry into a Material Definitive Agreement

On December 20, 2005, Puget Sound Energy, Inc. ("PSE"), a wholly owned subsidiary of Puget Energy, Inc., and PSE Funding, Inc. ("PSE Funding"), a wholly owned subsidiary of PSE, entered into a $200 million accounts receivable securitized borrowing facility (the "Receivables Facility"). The Receivables Facility is the functional equivalent of a revolving line of credit secured by receivables, and replaces the $150 million off-balance sheet accounts receivable facility of PSE and its wholly owned subsidiary, Rainier Receivables, Inc., that was terminated concurrently with the closing of the Receivables Facility.

Pursuant to a Receivables Sale Agreement between PSE and PSE Funding, PSE will sell and/or contribute to PSE Funding substantially all of its receivables from the sale of electricity or gas to its customers and related rights (collectively, the "Receivables") and will assign to PSE Funding the deposit accounts into which the proceeds of such Receivables are paid. The Receivables will be sold by PSE to PSE Funding at a discount, the percentage of which is determined by taking into account the time value of money and the risk of nonpayment, and is subject to adjustment for future sales to reflect changes in prevailing interest rates and collection experience. PSE Funding will be consolidated in the financial statements of Puget Energy and PSE. The Receivables Sale Agreement is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Under a Loan and Servicing Agreement among PSE as Servicer, PSE Funding as Borrower, the commercial paper conduits from time to time party thereto as "Conduit Lenders," the financial institutions from time to time party thereto as "Committed Lenders" (the Conduit Lenders and Committed Lender are collectively referred to as the "Lenders") and JPMorgan Chase Bank, N.A., as Program Agent, PSE Funding may borrow up to $200 million to fund its acquisition of the Receivables under the Receivables Sale Agreement. PSE Funding will secure such borrowings with a pledge of the Receivables and the deposit accounts into which collections of the Receivables are deposited. While the amount of the Lender's commitment under the Receivables Facility is $200 million, the amount of borrowing availability under the Receivables Facility is determined by a borrowing base, which is calculated based upon the advance basis and the amount of Receivables pledged to the Program Agent for the benefit of the Lenders at any given time. PSE will act as Servicer to service the collection of the Receivables.

Costs of the Receivables Facility include annual program, liquidity and administrative fees based on PSE's corporate credit rating. Interest rates on borrowings under the Receivables Facility are expected to be based upon prevailing asset-backed commercial paper rates. If these rates are not available from the Conduit Lenders, the borrowing rate would be set at LIBOR, if available, plus a margin based upon PSE's corporate credit rating.

The Loan and Servicing Agreement provides that an event of default (referred to in the Loan and Servicing Agreement as an "event of termination") shall occur if, among other circumstances, as of the last day of any fiscal quarter, PSE's consolidated indebtedness exceeds 65% of PSE's total capitalization. The Loan and Servicing Agreement is filed as Exhibit 10.2 hereto and incorporated herein by reference.

The commitment of the Committed Lenders under the Receivables Facility has a term of 364 days, which term may be extended by agreement of the parties for additional 364-day periods over the subsequent four years. In the event that the commitment is not extended, then at the discretion of PSE Funding, the Committed Lenders will make an advance into a cash collateral account in an amount equal to the unused commitment under the Receivables Facility. PSE Funding would then be able to obtain an advance from the cash collateral account if and when the borrowing base is sufficient to secure the requested advance. In any event, all amounts outstanding on the Receivables Facility are due and payable on or before December 20, 2010.

Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of the Registrant

The information in Item 1.01 with respect to the $200 million accounts receivable securitized borrowing facility entered into on December 20, 2005 is hereby incorporated by reference.

Item 9.01: Financial Statements and Exhibits

(d)   Exhibits

10.1	Receivables Sale Agreement, dated as of December 20, 2005, between Puget Sound Energy, Inc. and PSE Funding, Inc.	
10.2	Loan and Servicing Agreement, dated as of December 20, 2005, among Puget Sound Energy, Inc., as Servicer, PSE Funding, Inc., as Borrower, the commercial paper conduits from time to time party thereto, as Conduit Lenders, the financial institutions from time to time party thereto, as Committed Lenders, and JPMorgan Chase Bank, N.A., as Program Agent.	

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

PUGET ENERGY, INC.
PUGET SOUND ENERGY, INC.

Dated: December 22, 2005

By: /s/ James W. Eldredge
      James W. Eldredge
      Vice President, Corporate Secretary
      and Controller

INDEX TO EXHIBITS

Exhibit Number	Description
10.1	Receivables Sale Agreement, dated as of December 20, 2005, between Puget Sound Energy, Inc. and PSE Funding, Inc.
10.2	Loan and Servicing Agreement, dated as of December 20, 2005, among Puget Sound Energy, Inc., as Servicer, PSE Funding, Inc., as Borrower, the commercial paper conduits from time to time party thereto, as Conduit Lenders, the financial institutions from time to time party thereto, as Committed Lenders, and JPMorgan Chase Bank, N.A., as Program Agent.

Exhibit 10.1

EXECUTION COPY

RECEIVABLES SALE AGREEMENT

dated as of

December 20, 2005

between

PUGET SOUND ENERGY, INC.,
as Originator

AND

PSE FUNDING, INC.,
as Buyer

RECEIVABLES SALE AGREEMENT

THIS RECEIVABLES SALE AGREEMENT, dated as of December 20, 2005, is by and between PUGET SOUND ENERGY, INC., a Washington corporation ("Originator"), and PSE FUNDING, INC., a Washington corporation ("Buyer). Unless defined elsewhere herein, capitalized terms used in this Agreement shall have the meanings assigned to such terms in Exhibit I hereto (or, if not defined in Exhibit I hereto, the meaning assigned to such term in the Loan Agreement).

PRELIMINARY STATEMENTS

WHEREAS, Originator now owns, and from time to time hereafter will own, Receivables. Originator wishes to contribute and sell and assign to Buyer, and Buyer wishes to accept as a contribution and purchase from Originator, all of Originator's right, title and interest in and to such Receivables, together with the Related Security and Collections with respect thereto.

WHEREAS, Originator and Buyer intend the transactions contemplated hereby to be true sales of the Receivables from Originator to Buyer, providing Buyer with the full benefits of ownership of the Receivables, and Originator and Buyer do not intend these transactions to be, or for any purpose to be characterized as, loans from Buyer to Originator.

WHEREAS, in order to finance its purchases of such Receivables, Related Security and Collections from the Originator, Buyer has entered into that certain Loan and Servicing Agreement dated as of the date hereof (as the same may from time to time hereafter be amended, supplemented, restated or otherwise modified, the "Loan Agreement") by and among Buyer, as Borrower, Originator, as Servicer, the commercial paper conduits from time to time party thereto as Conduit Lenders, the entities from time to time party thereto as Committed Lenders, the financial institutions from time to time party thereto as Managing Agents and JPMorgan Chase Bank, N.A., as Program Agent.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual agreements herein contained and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
AMOUNTS AND TERMS OF THE PURCHASES

Section 1.1 Purchases of Receivables.

(a) Effective on the date hereof, in consideration for the Purchase Price, in the case of purchases hereunder, and upon the terms and subject to the conditions set forth herein, Originator does hereby contribute, sell, assign, transfer, set-over and otherwise convey to Buyer, without recourse (except to the extent expressly provided herein), and Buyer does hereby accept as a contribution or purchase, as applicable, from Originator, all of Originator's right, title and interest in and to all Receivables existing as of the close of business on the Business Day immediately prior to the date hereof and all Receivables thereafter arising through and including the Termination Date, together, in each case, with all Related Security relating thereto and all Collections thereof. In accordance with the preceding sentence, on the date hereof Originator shall contribute to Buyer, and Buyer shall acquire all of Originator's right, title and interest in and to all Receivables existing as of the close of business on the Business Day immediately prior to the date hereof together with all Related Security and Collections related thereto. On each Business Day after the date hereof, Originator shall sell and Buyer shall acquire all of Originator's right, title and interest in and to all Receivables arising on the date hereof and thereafter arising through and including the Termination Date, together with all Related Security relating thereto and all Collections thereof. Buyer shall be obligated to pay the Purchase Price for the Receivables purchased hereunder in accordance with Section 1.2. In connection with the payment of the Purchase Price for any Receivables purchased hereunder, Buyer may request that Originator deliver, and Originator shall deliver, such approvals, opinions, information, reports or documents as Buyer may reasonably request.

(b) It is the intention of the parties hereto that each Purchase of Receivables made hereunder shall constitute a sale or contribution, as applicable, which sale or contribution is absolute and irrevocable and provides Buyer with the full benefits of ownership of the Receivables. Except for the Purchase Price Credits owed pursuant to Section 1.3, the sales and contributions of Receivables hereunder are made without recourse to Originator; ***provided, however,*** that (i) Originator shall be liable to Buyer for all representations, warranties, covenants and indemnities made by Originator pursuant to the terms of the Facility Documents to which Originator is a party, and (ii) such sale or contribution does not constitute and is not intended to result in an assumption by Buyer or any assignee thereof of any obligation of Originator or any other Person arising in connection with the Receivables, the related Contracts and/or other Related Security or any other obligations of Originator. In view of the intention of the parties hereto that the Purchases of Receivables made hereunder shall constitute sales or contributions of such Receivables rather than loans secured thereby, Originator agrees that it will, on or prior to the date hereof and in accordance with Section 4.1(e)(ii), mark its master data processing records relating to the Receivables with a legend acceptable to Buyer and to the Program Agent (as Buyer's assignee), evidencing that Buyer has purchased such Receivables as provided in this Agreement and to note in its financial statements that its Receivables have been sold to Buyer. Upon the request of Buyer or the Program Agent (as Buyer's assignee), Originator will execute and/or file such financing or continuation statements, or amendments thereto or assignments thereof, and such other instruments or notices, as may be necessary or appropriate to perfect and maintain the perfection of Buyer's ownership interest in the Receivables and the Related Security and Collections with respect thereto, or as Buyer or the Program Agent (as Buyer's assignee) may reasonably request.

Section 1.2   Payment for the Purchases.

(a) The Receivables in existence on the close of business on the Business Day immediately preceding the date hereof (the "Initial Cutoff Date") are hereby contributed to Buyer by Originator on the date hereof.

Each Receivable coming into existence after the Initial Cutoff Date, shall be sold to the Buyer on the Business Day occurring immediately after the day such Receivable is originated and the Purchase Price for such Receivable shall be due and owing in full by Buyer to Originator or its designee on such Business Day (except that Buyer may, with respect to any such Purchase Price, offset against such Purchase Price any amounts owed by Originator to Buyer hereunder and which have become due but remain unpaid) and shall be paid to Originator in the manner provided in the following paragraphs (b), (c) and (d).

(b)   With respect to any Receivables sold hereunder after the date hereof, on the first Business Day after such Receivable is originated, such Receivable shall be sold to Buyer and on such date of Purchase, Buyer shall pay the Purchase Price therefor in accordance with Section 1.2(d) and in the following manner:

(i)   first, by delivery of immediately available funds, to the extent of funds available to Buyer from Borrowings under the Loan Agreement or other cash on hand; and

(ii)   second, unless Originator has declared the Termination Date to have occurred pursuant to Section 5.2, by accepting a contribution to its capital in an amount equal to the remaining unpaid balance of such Purchase Price.

(c)   From and after the Termination Date, Originator shall not be obligated to (but may, at its option) sell Receivables to Buyer unless Originator reasonably determines that the Purchase Price therefor will be satisfied with funds available to Buyer from Borrowings under the Loan Agreement, Collections, other cash on hand or otherwise.

(d)   Although the Purchase Price for each Receivable coming into existence after the Initial Cutoff Date shall be paid in full by Buyer to Originator on the date such Receivable is purchased, a precise reconciliation of the Purchase Price between Buyer and Originator shall be effected on a monthly basis no later than each Settlement Date with respect to all Receivables sold during the same Calculation Period most recently ended prior to such Settlement Date and based on the information contained in the Monthly Report delivered by the Servicer pursuant to Article VI of the Loan Agreement for such Calculation Period. Although such reconciliation shall be effected no later than each Settlement Date, any contribution of capital by Originator to Buyer made pursuant to Section 1.2(b) shall be deemed to have occurred and shall be effective on the date that the Purchase Price is paid.

(e)   Each contribution of a Receivable by Originator to Buyer shall be deemed to be a Purchase of such Receivable by Buyer for all purposes of this Agreement. Buyer hereby acknowledges that Originator shall have no obligations to make further capital contributions to Buyer, in respect of Originator's equity interest in Buyer or otherwise, in order to provide funds to pay the Purchase Price to Originator under this Agreement or for any other reason.

Section 1.3   Purchase Price Credit Adjustments.

(a)   If on any day the Outstanding Balance of a Receivable is:

(i) reduced as a result of any defective or rejected or returned goods or services, any discount or any adjustment or otherwise by Originator (other than cash Collections on account of the Receivables),

(ii) reduced or canceled as a result of a setoff in respect of any claim by any Person (whether such claim arises out of the same or a related transaction or an unrelated transaction), or

(b) if any of the representations and warranties set forth in Article II are not true with respect to any Receivable on the date of its Purchase hereunder,

then, in such event, Buyer shall be entitled to a credit (each, a "Purchase Price Credit") against the Purchase Price otherwise payable hereunder in an amount equal to the amount of such reduction or cancellation in the case of clause (a) or the Outstanding Balance of such Receivable in the case of clause (b). If such Purchase Price Credit exceeds the Purchase Price for the Receivables sold on such day, then Originator shall pay the remaining amount of such Purchase Price Credit in cash within five (5) Business Days thereafter.

Section 1.4 Payments and Computations, Etc. All amounts to be paid or deposited by Buyer hereunder shall be paid or deposited in accordance with the terms hereof on the day when due in immediately available funds to the account of Originator designated from time to time by Originator or as otherwise directed by Originator. In the event that any payment owed by any Person hereunder becomes due on a day that is not a Business Day, then such payment shall be made on the next succeeding Business Day. If any Person fails to pay any amount hereunder when due, such Person agrees to pay, on demand, the Default Fee in respect thereof until paid in full; provided, however, that such Default Fee shall not at any time exceed the maximum rate permitted by applicable law. All computations of interest payable hereunder shall be made on the basis of a year of 360 days for the actual number of days (including the first but excluding the last day) elapsed.

Section 1.5 Transfer of Records.

(a) In connection with the Purchases of Receivables hereunder, Originator hereby sells, transfers, assigns and otherwise conveys to Buyer all of Originator's right and title to and interest in the Records relating to all Receivables sold hereunder, without the need for any further documentation in connection with the Purchases. In connection with such transfer, Originator hereby grants to each of Buyer, the Program Agent and the Servicer an irrevocable, non-exclusive license to use, without royalty or payment of any kind, all software used by Originator to account for the Receivables, to the extent necessary to administer the Receivables, whether such software is owned by Originator or is owned by others and used by Originator under license agreements with respect thereto, *provided* that should the consent of any licensor of such software be required for the grant of the license described herein, to be effective, Originator hereby agrees that upon the request of Buyer (or Buyer's assignee), Originator will use its reasonable efforts to obtain the consent of such third-party licensor. The license granted hereby shall be irrevocable until the indefeasible payment in full of the Borrower Obligations, and shall terminate on the date this Agreement terminates in accordance with its terms.

(b)　Originator (i) shall take such action requested by Buyer and/or the Program Agent (as Buyer's assignee), from time to time hereafter, that may be necessary or appropriate to ensure that Buyer and its assigns under the Loan Agreement have an enforceable ownership interest in the Records relating to the Receivables purchased from Originator hereunder, and (ii) shall use its reasonable efforts to ensure that Buyer, the Program Agent and the Servicer each has an enforceable right (whether by license or sublicense or otherwise) to use all of the computer software used to account for the Receivables and/or to recreate such Records.

Section 1.6　Characterization. If, notwithstanding the intention of the parties expressed in Section 1.1(b), the sale or contribution by Originator to Buyer of Receivables hereunder shall be characterized as a secured loan and not a sale or such sale shall for any reason be ineffective or unenforceable, then this Agreement shall be deemed to constitute a security agreement under the UCC and other applicable law. For this purpose and without being in derogation of the parties' intention that the sale of Receivables hereunder shall constitute a true sale thereof, Originator hereby grants to Buyer a duly perfected security interest in all of Originator's right, title and interest in, to and under all Receivables now existing and hereafter arising, all Collections and Related Security with respect thereto, each Lock-Box and Deposit Account, all other rights and payments relating to the Receivables and all proceeds of the foregoing to secure the prompt and complete payment of a loan deemed to have been made in an amount equal to the Purchase Price of the Receivables together with all other obligations of Originator hereunder, which security interest shall be prior to all other Adverse Claims thereto. Buyer and its assigns shall have, in addition to the rights and remedies which they may have under this Agreement, all other rights and remedies provided to a secured creditor under the UCC and other applicable law, which rights and remedies shall be cumulative.

Section 1.7　Additional Grant of Security Interest. As security for the obligations of the Originator under this Agreement (including, without limitation, those described in Section 1.3 herein), the Originator hereby grants to the Buyer, a duly perfected first priority security interest in all of the Originator's right, title and interest in, to and under all Receivables, Related Security with respect to such Receivables, the Deposit Accounts, the Lock-Boxes and all proceeds of the foregoing, including without limitation, all Collections of such Receivables, that arise after the Termination Date.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1　Representations and Warranties of Originator. Originator hereby represents and warrants to Buyer on the date hereof, and on the date of each Purchase hereunder that:

(a)　Corporate Existence and Power. Originator is (a) a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; (b) has all requisite corporate power, and has all material governmental licenses, authorizations, consents and approvals necessary to own its property and carry on its business as now being conducted; and (c) is qualified to do business in all jurisdictions in which the nature of the business conducted by it makes such qualification necessary and where failure so to qualify could reasonably be expected to have a Material Adverse Effect.

(b)   <u>Power and Authority; Due Authorization, Execution and Delivery</u>. Originator has all necessary corporate power and authority to execute and deliver this Agreement and each other Facility Document to which it is a party, and to perform its obligations hereunder and thereunder and to use the proceeds of the Purchases made hereunder. The execution and delivery by Originator of this Agreement and each other Facility Document to which it is a party, and the performance of its obligations hereunder and thereunder and use of the proceeds of the Purchases made hereunder have been duly authorized by all necessary corporate action on its part. This Agreement and each other Facility Document to which Originator is a party has been duly and validly executed and delivered by Originator.

(c)   <u>No Conflict</u>. None of the execution and delivery by Originator of this Agreement and each other Facility Document to which it is a party, nor the performance of its obligations hereunder and thereunder will conflict with or result in a breach of, or a default under, or require any consent under, (i) its certificate or articles of incorporation or by-laws, (ii) any law, rule or regulation applicable to it, (iii) any agreement or instrument to which it is a party or by which it or any of its property is bound or subject, or (iv) any order, writ, judgment, injunction or decree of any court or governmental authority or agency binding on or affecting it or its property, and will not result in or require the creation or imposition of any Adverse Claim upon any of the revenues or on assets of Originator or its Subsidiaries (except as created hereunder); and no transaction contemplated hereby requires compliance with any bulk sales act or similar law.

(d)   <u>Governmental Authorization</u>. Other than the filing of the financing statements required hereunder and the notice to the Washington Utilities and Transportation Commission (which Originator has filed), no authorizations, approvals or consents of, and no notices to, or filings or registrations with, any governmental authority or regulatory authority or agency (other than informational filings) are necessary for the execution and delivery by Originator of this Agreement and each other Facility Document to which it is a party and the performance of its obligations hereunder and thereunder or for the validity or enforceability hereof or thereof.

(e)   <u>Actions, Suits</u>. There are not, in any court or before any arbitrator of any kind or before or by any governmental body, any actions, suits or proceedings pending or, to Originator's knowledge, threatened against or affecting Originator or any of its businesses or properties (i) except for actions, suits or proceedings (A) that exist as of the date of this Agreement and are disclosed in PSE's Annual Report on Form 10-K for the year ended December 31, 2004, PSE's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 or September 30, 2005 or (B) which, singly or in the aggregate, could not reasonably be expected to have a Material Adverse Effect or (ii) which affect in any adverse manner the binding nature, validity or enforceability of any Facility Document. Originator is not in default with respect to any order of any court, arbitrator or governmental body, which default could reasonably be expected to have a Material Adverse Effect.

(f)   <u>Binding Effect</u>. This Agreement and each other Facility Document to which Originator is a party constitute the legal, valid and binding obligations of Originator enforceable against Originator in accordance with their respective terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws relating to or limiting creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

(g)   Accuracy of Information.   No information, exhibit or report furnished by Originator or any of its Affiliates to Buyer (or its assigns) in connection with the negotiation of, or compliance with, this Agreement (including any Monthly Report, Weekly Report or Daily Report) or any of the other Facility Documents contained any material misstatement of fact or omitted to state a material fact or any fact necessary to make the statements contained therein not misleading.

(h)   Use of Proceeds. Originator is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose, whether immediate, incidental or ultimate, of buying or carrying margin stock, as defined in Regulation U promulgated by the Board of Governors of the Federal Reserve System from time to time, and no part of the proceeds of any purchase hereunder will be used to buy or carry any margin stock.

(i)   Good Title.   Immediately prior to each Purchase hereunder, Originator (i) is the legal and beneficial owner of the Receivables and (ii) is the legal and beneficial owner of the Related Security with respect thereto, in each case free and clear of any Adverse Claim, except as created by the Facility Documents. There have been duly filed all financing statements or other similar instruments or documents necessary under the UCC (or any comparable law) of all appropriate jurisdictions to perfect Originator's ownership interest in each Receivable, its Collections and the Related Security.

(j)   Perfection. This Agreement, together with the filing of the financing statements contemplated hereby, is effective to, and shall, upon each purchase hereunder, transfer to Buyer (and Buyer shall acquire from Originator) (i) legal and equitable title to, with the right to sell and encumber each Receivable existing and hereafter arising, together with the Collections with respect thereto, and (ii) all of Originator's right, title and interest in the Related Security and Collections associated with each Receivable, in each case, free and clear of any Adverse Claim, except as created by the Facility Documents. There have been duly filed all financing statements or other similar instruments or documents necessary under the UCC (or any comparable law) of all appropriate jurisdictions to perfect Buyer's ownership interest in the Receivables, the Related Security and the Collections.

(k)   Jurisdiction of Organization; Places of Business, and Location of Records. The jurisdiction of organization, principal places of business and chief executive office of Originator and the offices where it keeps all of its Records are located at the address(es) listed on Exhibit II or such other locations of which Buyer has been notified in accordance with Section 4.2(a) in jurisdictions where all action required by Section 4.1(g) and/or Section 7.3(a) has been taken and completed. Originator's organizational number assigned to it by its jurisdiction of organization and its Federal Employer's Identification Number are correctly set forth on Exhibit II. Originator has not, within a period of one year prior to the date hereof, (i) changed the location of its principal place of business or chief executive office or its organizational structure, (ii) changed its legal name, (iii) changed its "location" (within the meaning of Section 9-307 of the UCC as in effect in all applicable jurisdictions), or (iv) become a "new debtor" (as defined in Section 9-102(a)(56) of the UCC as in effect in all applicable jurisdictions) with respect to a currently effective security agreement previously entered into by any other Person. Originator has not changed its jurisdiction of organization. Originator is a Washington corporation and is a "registered organization" (within the meaning of Section 9-102 of the UCC as in effect in the State of Washington).

(l)   Collections. The conditions and requirements set forth in Section 4.1(i) have at all times been satisfied and duly performed. The names and addresses of all Deposit Account Banks, together with the account numbers of the Deposit Accounts at each Deposit Account Bank and the post office box number of each Lock-Box, are listed on Exhibit III. Originator has not granted any Person, other than Buyer (and its assigns) dominion and control or "control" (within the meaning of Section 9-104 of the UCC of all applicable jurisdictions) of any Lock-Box or Deposit Account, or the right to take dominion and control or "control" (within the meaning of Section 9-104 of the UCC of all applicable jurisdictions) of any such Lock-Box or Deposit Account at a future time or upon the occurrence of a future event. On and after the date which is 60 days after the date hereof, Originator has taken all steps necessary to ensure that Buyer has "control" (within the meaning of Section 9-104 of the UCC of all applicable jurisdictions) over all Deposit Accounts. Originator has the ability to identify, within one (1) Business Day of receipt or deposit, all amounts that are received in any Lock-Box or deposited to any Deposit Account as constituting Collections or non-Collections. Except for proceeds of Excluded Receivables (which shall be electronically swept or otherwise transferred out of such Deposit Account within one (1) Business Day of being deposited therein in accordance with Section 4.1(i)), no funds other than the proceeds of Receivables are deposited to any Deposit Account. All Alternate Payment Locations are listed on Exhibit III.

(m)   Material Adverse Effect. As of the date of this Agreement, since December 31, 2004, no event has occurred that would have a material adverse effect on the financial condition or operations of Originator and its Subsidiaries. Since December 31, 2004, no event has occurred that would have a material adverse effect on (x) the ability of Originator to perform its obligations under this Agreement or any other Facility Document to which it is a party, or (y) the collectibility of the Receivables generally or any material portion of the Receivables.

(n)   Names. In the past five (5) years, Originator has not used any corporate or other names, trade names or assumed names other than the name in which it has executed this Agreement.

(o)   Ownership of Buyer. Originator owns, directly or indirectly, 100% of the issued and outstanding capital stock of Buyer, free and clear of any Adverse Claim. Such capital stock is validly issued, fully paid and nonassessable, and there are no options, warrants or other rights to acquire securities of Buyer.

(p)   PUHCA Investment Company Act. Puget Energy, Inc., a public utility holding company under the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), which is exempt from regulation under PUHCA and the Securities and Exchange Commission's ("SEC") rules thereunder (except for regulation under Section 9(a)(2) of PUHCA) pursuant to Section 3(a)(1) and SEC Rule 2 under PUHCA, owns all of the issued and outstanding common stock of Originator. Originator is not, and after giving effect to the transactions contemplated hereby, will not be required to register as, an "investment company" within the meaning of the Investment Company Act of 1940, as amended, or any successor statute.

(q)   Compliance with Law.   Originator has complied in all material respects with all applicable statutes, rules, regulations, orders and restrictions of any domestic or foreign government or any instrumentality or agency thereof having jurisdiction over the conduct of its businesses or the ownership of its property, except for any failure to comply with any of the foregoing that could not reasonably be expected to have a Material Adverse Effect. Each Receivable, together with the Contract related thereto, does not contravene any laws, rules or regulations applicable thereto (***including, without limitation,*** laws, rules and regulations relating to truth in lending, fair credit billing, fair credit reporting, equal credit opportunity, fair debt collection practices or privacy), and no part of such Contract is in violation of any such law, rule or regulation.

(r)   Compliance with Credit and Collection Policy.   Originator has complied in all material respects with the Credit and Collection Policy with regard to each Receivable and the related Contract, and has not made any change to such Credit and Collection Policy, except as permitted under Section 4.2(c) and as to which Buyer (or its assigns) has been notified, and if applicable, as to which Buyer (or its assigns) has consented, in each case, in accordance with Section 4.1(a)(vii).

(s)   Payments to Originator. With respect to each Receivable transferred to Buyer hereunder, the Purchase Price received by Originator constitutes reasonably equivalent value in consideration therefor and such transfer was not made for or on account of an antecedent debt. No transfer by Originator of any Receivable hereunder is or may be voidable under any section of the Federal Bankruptcy Code.

(t)   Enforceability of Contracts.   Each Contract with respect to each Receivable is effective to create, and has created, a legal, valid and binding obligation of the related Obligor to pay the Outstanding Balance of the Receivable created thereunder and any accrued interest thereon, enforceable against the Obligor in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws relating to or limiting creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

(u)   Eligible Receivables.   Each Receivable included in the Net Receivables Pool Balance as an Eligible Receivable on the date of Purchase hereunder was an Eligible Receivable on such date.

(v)   Accounting.   The manner in which Originator accounts for the transactions contemplated by this Agreement does not jeopardize the characterization of the transactions contemplated herein as being true sales.

(w)   Identification of Receivables.   Originator identifies the receivables sold (or purported to be sold) to Buyer hereunder and which are included in the Net Receivables Pool Balance on its books and records (including any accounting system) with the account code "FERC 142 Account Receivable."

(x)   Nature of Receivables. No Receivables arises from the sale of minerals or the like, including oil and gas, at the wellhead or the minehead.

(y)   ERISA. PSE and any other Person which is under common control (within the meaning of Section 414(b) or (c) of the IRC) with PSE have fulfilled their obligations (if any) under the minimum funding standards of ERISA and the IRC for each ERISA Plan in compliance in all material respects with the currently applicable provisions of ERISA and the IRC and have not incurred any liability to the PBGC or an ERISA Plan under Title IV of ERISA (other than liability for premiums due in the ordinary course). Assuming that the credit extended hereby does not involve the assets of any employee benefit plan subject to ERISA or any plan subject to Section 4975 of the IRC, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will involve a Prohibited Transaction.

(z)   Springing Lien Indentures. No "default" or other event which, with the giving of notice or the passage of time or both, would constitute a "default" has occurred under any Springing Lien Indenture. No Adverse Claim has been created, and no event has occurred which, with the giving of notice or the passage of time or both, would result in, or with the further action by a third party would result in, the creation of any Adverse Claim, on the Receivables, Related Security or the Collections pursuant to any Springing Lien Indenture or any other indenture, agreement, instrument or filing other than as contemplated by the Facility Documents.

ARTICLE III
CONDITIONS OF PURCHASE

Section 3.1   Conditions Precedent to Initial Purchase. The initial Purchase under this Agreement is subject to the conditions precedent that (a) Buyer shall have received on or before the date of such purchase those documents listed on Schedule A, (b) all of the conditions to the Initial Borrowing under the Loan Agreement shall have been satisfied or waived in accordance with the terms thereof and (c) Originator shall have marked its books and records with a legend satisfactory to Buyer (and its assigns) identifying Buyer's ownership interest in the Receivables, Related Security and Collections.

Section 3.2   Conditions Precedent to Subsequent Purchases.   Buyer's obligation to pay for Receivables coming into existence after the Initial Cutoff Date shall be subject to the further conditions precedent that (a) the Facility Termination Date shall not have occurred; (b) Buyer (or its assigns) shall have received such other approvals, opinions or documents as it may reasonably request; and (c) on the date such Receivable came into existence, the following statements shall be true (and acceptance of the proceeds of any payment for such Receivable shall be deemed a representation and warranty by Originator that such statements are then true):

(a)   the representations and warranties set forth in Article II are true and correct on and as of the date such Receivable came into existence as though made on and as of such date unless such representations and warranties by their terms refer to an earlier date, in which case they shall be correct on and as of such earlier date; and

(b)   no event has occurred and is continuing that will constitute a Termination Event or a Potential Termination Event.

Notwithstanding the foregoing conditions precedent, upon payment of the Purchase Price for any Receivable (whether by payment of cash, by offset of amounts owed to Buyer and/or by capital contributions), title to such Receivable and the Related Security and Collections with respect thereto shall vest in Buyer, whether or not the conditions precedent to Buyer's obligation to pay for such Receivable were in fact satisfied. The failure of Originator to satisfy any of the foregoing conditions precedent, however, shall give rise to a right of Buyer to rescind the related Purchase and direct Originator to pay to Buyer an amount equal to the Purchase Price payment that shall have been made with respect to any Receivables related thereto.


ARTICLE IV
COVENANTS


Section 4.1   Affirmative Covenants of Originator. Until the date on which this Agreement terminates in accordance with its terms, Originator hereby covenants as set forth below:

(a)   Financial Reporting. Originator will maintain, for itself and each of its Subsidiaries, a system of accounting established and administered in accordance with GAAP, and furnish to Buyer (or its assigns):

(i)   Annual Reporting. As soon as available and in any event within 120 days after the end of each fiscal year of Originator, a copy of the Annual Report on Form 10-K (or any successor form) for Originator for such year, together with a copy of the accompanying report of Originator's independent certified public accounting firm.

(ii)   Quarterly Reporting. As soon as available and in any event within 60 days after the close of each of the first three quarterly accounting periods in each fiscal year of Originator, a copy of the Quarterly Report on Form 10-Q (or any successor form) for Originator for such quarter.

(iii)   Compliance Certificate. Together with the financial statements required hereunder, a compliance certificate in substantially the form of Exhibit IV signed by Originator's Authorized Officer and dated the date of such annual financial statement or such quarterly financial statement, as the case may be.

(iv)   [Reserved.]

(v)   S.E.C. Filings. Promptly upon the filing thereof, copies of all annual, quarterly, monthly or other regular reports, and promptly upon the request of Buyer (or its assigns), copies of all registration statements, in each case, which Originator or any of its Subsidiaries files with the Securities and Exchange Commission.

(vi)   Copies of Notices. Promptly upon its receipt of any notice, request for consent, financial statements, certification, report or other communication under or in connection with any Facility Document from any Person other than Buyer, the Program Agent, any Managing Agent or any Lender, copies of the same.

(vii)   Change in Credit and Collection Policy. At least thirty (30) days prior to the effectiveness of any material change in or material amendment to the Credit and Collection Policy, a copy of the Credit and Collection Policy then in effect and a notice (A) indicating such change or amendment, and (B) if such proposed change or amendment would be reasonably likely to adversely affect the collectibility of the Receivables or decrease the credit quality of any newly created Receivables, requesting Buyer's consent thereto.

(viii)   Other Information. Promptly, from time to time, such other information, documents, records or reports relating to the Receivables or the condition or operations, financial or otherwise, of Originator as Buyer (or its assigns) may from time to time reasonably request in order to protect the interests of Buyer (and its assigns) under or as contemplated by this Agreement.

(b)   Notices. Originator will notify the Buyer and the Program Agent in writing of any of the following promptly upon learning of the occurrence thereof, describing the same and, if applicable, the steps being taken with respect thereto:

(i)   Termination Events or Potential Termination Events. The occurrence of each Termination Event and each Potential Termination Event, by a statement of an Authorized Officer of Originator.

(ii)   Judgment and Proceedings. (A) The entry of any judgment or decree against Originator or any of its Subsidiaries if the aggregate amount of all judgments and decrees then outstanding against Originator and its Subsidiaries exceeds $25,000,000, (B) the institution of any litigation, arbitration proceeding, investigation or governmental proceeding against Originator which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect and (C) any material development in any previously disclosed litigation, arbitration proceeding, investigation or governmental proceeding.

(iii)   Material Adverse Effect. The occurrence of any event or condition that has had, or could reasonably be expected to have, a Material Adverse Effect.

(iv)   Defaults Under Other Agreements. The occurrence of (A) any "default" or other event which, with the giving of notice or the passage of time or both, would constitute a "default" under any Springing Lien Indenture or any other material financing arrangement pursuant to which the Originator is a debtor or an obligor, (B) the creation of any Adverse Claim on, or the occurrence of any event which, with the giving of notice or passage of time or both, would result in, or with further action by any third party would result in, the creation of any Adverse Claim on the Receivables, the Related Security or the Collections pursuant to any Springing Lien Indenture or any other indenture, agreement, instrument or filing, or (C) a default or an event of default under any other financing arrangement in excess of $25,000,000, pursuant to which Originator is a debtor or an obligor.

(v)   Downgrade of the Originator. Any downgrade in the rating of any Indebtedness of Originator by S&P or by Moody's, setting forth the Indebtedness affected and the nature of such change.

(vi)   Modification of Springing Lien Indentures. Any amendment, restatement, supplement or modification, or any proposed amendment, restatement, supplement or modification, of any provision of any Springing Lien Indenture which (A) is related to the accounts receivable exception to the lien or security interest granted thereunder or the circumstances under which such exceptions will cease to exist or the events which could cause such exceptions to cease to exist or (B) in any way could impair the Program Agent's security interest in the Receivables, Related Security and Collections or its rights under the Facility Documents.

(c)   Compliance with Laws and Preservation of Corporate Existence.

(i)   Originator will comply with the requirements of all applicable laws, rules, regulations and governmental approvals, and all orders, writs, injunctions and decrees of any court or governmental authority or agency, if failure to comply with such requirements could reasonably be expected to have a Material Adverse Effect.

(ii)   Originator will (A) preserve and maintain its corporate existence, rights, franchises and privileges in the jurisdiction of its incorporation and (B) qualify and remain qualified in good standing as a foreign corporation in each jurisdiction where its business is conducted, except where the failure to so qualify could not reasonably be expected to have a Material Adverse Effect.

(d)   Audits. Originator will furnish to Buyer (or its assigns) from time to time such information with respect to it and the Receivables as Buyer (or its assigns) may reasonably request. Originator will, from time to time during regular business hours as requested by Buyer (or its assigns), upon reasonable notice and at the sole cost of Originator, permit Buyer (or its assigns) or their respective agents or representatives, (i) to examine and make copies of and abstracts from all Records in the possession or under the control of Originator relating to the Receivables and the Related Security, ***including, without limitation***, the related Contracts, and (ii) to visit the offices and properties of Originator for the purpose of examining such materials described in clause (i) above, and to discuss matters relating to Originator's financial condition or the Receivables and the Related Security or Originator's performance under any of the Facility Documents or Originator's performance under the Contracts and, in each case, with any of the Authorized Officers of Originator having knowledge of such matters (the activities referred to in the preceding clauses (i) and (ii), collectively, an "Audit"). Notwithstanding the foregoing, (i) unless an Event of Termination shall have occurred and be continuing or a Daily Reporting Period shall be in effect, Originator shall not be responsible for the costs of more than (A) during a Level 1 Ratings Period, one Audit performed during any consecutive 12-month period and (B) during any other Ratings Period, two Audits performed during any consecutive 12-month period and (ii) the Originator agrees that it will cooperate with the Program Agent in connection with the performance of an Audit to be completed within sixty (60) days after the date hereof.

(e)   Keeping and Marking of Records and Books.

(i)   Originator will maintain and implement administrative and operating procedures (*including, without limitation,* an ability to recreate records evidencing Receivables in the event of the destruction of the originals thereof), and keep and maintain all documents, books, records and other information reasonably necessary or advisable for the collection of all Receivables (*including, without limitation,* records adequate to permit the immediate identification of each new Receivable and all Collections of and adjustments to each existing Receivable). Originator will give Buyer (or its assigns) notice of any material change in the administrative and operating procedures referred to in the previous sentence.

(ii)   Originator will (A) on or prior to the date hereof, mark its master data processing records and other books and records relating to the Receivables with a legend, acceptable to Buyer (or its assigns), describing Buyer's ownership interests in the Receivables and further describing the interests of the Program Agent (on behalf of the Secured Parties) under the Loan Agreement and (B) upon the request of Buyer (or its assigns), (x) mark each Contract with a legend describing Buyer's ownership interests in the Receivables and further describing the interests of the Program Agent (on behalf of the Secured Parties) and (y) deliver to Buyer (or its assigns) all Contracts (*including, without limitation*, all multiple originals of any such Contract) relating to the Receivables.

(f)   Compliance with Contracts and Credit and Collection Policy. Originator will timely (i) fully perform and comply with all provisions, covenants and other promises required to be observed by it under the Contracts related to the Receivables, and (ii) comply in all material respects with the Credit and Collection Policy in regard to each Receivable and the related Contract.

(g)   Ownership. Originator will take all necessary action to establish and maintain, irrevocably in Buyer, (A) legal and equitable title to the Receivables, the Related Security and the Collections and (B) all of Originator's right, title and interest in the Related Security associated with the Receivables, in each case free and clear of any Adverse Claims other than Adverse Claims in favor of Buyer (and its assigns) (*including, without limitation,* the filing of all financing statements or other similar instruments or documents necessary under the UCC (or any comparable law) of all appropriate jurisdictions to perfect Buyer's interest in such Receivables, Related Security and Collections and such other action to perfect, protect or more fully evidence the interest of Buyer as Buyer (or its assigns) may reasonably request).

(h)   Lenders' Reliance. Originator acknowledges that the Program Agent and the Lenders are entering into the transactions contemplated by the Loan Agreement in reliance upon Buyer's identity as a legal entity that is separate from Originator and any Affiliates thereof.   Therefore, from and after the date of execution and delivery of this Agreement, Originator will take all reasonable steps *including, without limitation,* all steps that Buyer or any assignee of Buyer may from time to time reasonably request to maintain Buyer's identity as a separate legal entity and to make it manifest to third parties that Buyer is an entity with assets and liabilities distinct from those of each Related Entity and not just a division of any Related Entity. Without limiting the generality of the foregoing and in addition to the other covenants set forth herein, Originator will:

(i)   not hold itself out to third parties as liable for the debts of Buyer nor purport to own the Receivables and other assets acquired by Buyer,

(ii)   take all other actions necessary on its part to ensure that Buyer is at all times in compliance with the covenants set forth in Section 5.01(i) of the Loan Agreement, and

(iii)   cause all tax liabilities arising in connection with the transactions contemplated herein or otherwise to be allocated between Originator and Buyer on an arm's-length basis and in a manner consistent with the procedures set forth in U.S. Treasury Regulations §§1.1502-33(d) and 1.1552-1.

(i)   Collections.   Originator will instruct all Obligors to remit all Collections directly to a Lock-Box, an Alternate Payment Location or Deposit Account. Originator will cause (1) all items from all Lock-Boxes and all items received from all Alternate Payment Locations to be processed and deposited into a Deposit Account within one (1) Business Day after such receipt or to be directly deposited by a Deposit Account Bank into a Deposit Account, (2) all non-Collection amounts deposited to any Deposit Account to be electronically swept or otherwise transferred out of such Deposit Account within one (1) Business Day of being deposited therein and (3) each Lock-Box and Deposit Account to be subject at all times on and after the date which is 60 days after the date hereof to a Blocked Account Agreement that is in full force and effect.   In the event any payments relating to Receivables are remitted directly to Originator or any Affiliate of Originator, Originator will remit (or will cause all such payments to be remitted) directly to a Deposit Account Bank and deposited into a Deposit Account within two (2) Business Days following receipt thereof, and, at all times prior to such remittance, Originator will itself hold or, if applicable, will cause such payments to be held in trust for the exclusive benefit of Buyer and its assigns. Originator will transfer exclusive ownership, dominion and control and "control" (within the meaning of Section 9-104 of the UCC of all applicable jurisdictions), subject to this Agreement, of each Lock-Box and Deposit Account to Buyer and, will not grant the right to take dominion and control or "control" (within the meaning of Section 9-104 of the UCC of all applicable jurisdictions) of any Lock-Box or Deposit Account at a future time or upon the occurrence of a future event to any Person, except to Buyer (or its assigns) as contemplated by this Agreement and the Loan Agreement. With respect to each Deposit Account, Originator shall take all steps necessary to ensure that Buyer (and its assigns) has "control" (within the meaning of Section 9-104 of the

UCC of all applicable jurisdictions) over each such Deposit Account on and after the date which is 60 days after the date hereof.

(j) <u>Taxes</u>. Originator will file all tax returns and reports required by law to be filed by it and will promptly pay and discharge, before the same shall become delinquent, all taxes, assessments and governmental charges or levies imposed upon it or upon its property, except any such taxes, assessments, charges or levies (i) that are being diligently contested in good faith by appropriate proceedings or (ii) subject to the last sentence of this subsection (k), the non-payment of which could not reasonably be expected to have a Material Adverse Effect. Originator will pay when due any taxes payable in connection with the Receivables, exclusive of taxes on or measured by income or gross receipts of Buyer or its assigns.

(k) <u>Insurance</u>. Originator will maintain with responsible insurance companies or through its program of self-insurance, insurance against at least such risks and in at least such amounts as is customarily maintained by similar businesses, or as may be required by any applicable law, rule or regulation, any governmental approval, or any order, writ, injunction or decree of any court or governmental authority or agency.

(l) <u>Identification of Receivables</u>. Originator shall at all times identify receivables sold (or purported to be sold) to Buyer hereunder on its books and records (including its accounting system) with the account code "FERC 142 Account Receivable."

(m) <u>Frequency of Billing</u>. Originator will prepare and mail invoices with respect to all Receivables no less frequently than monthly.

Section 4.2   <u>Negative Covenants of Originator</u>. Until the date on which this Agreement terminates in accordance with its terms, Originator hereby covenants that:

(a) <u>Name and Jurisdiction Change, Offices and Records</u>. Originator will not change its name, jurisdiction of organization, identity or corporate structure (within the meaning of Sections 9-503 and/or 9-507 of the UCC of all applicable jurisdictions), become a "new debtor" (as defined in Section 9-102(a)(56) of the UCC of all applicable jurisdictions) with respect to a currently effective security agreement previously entered into by any other Person, change its "location" (within the meaning of Section 9-307 of the UCC of all applicable jurisdictions) or relocate its chief executive office, principal place of business or any office where Records are kept unless it shall have: (i) given Buyer (or its assigns) at least forty-five (45) days' prior written notice thereof and (ii) delivered to Buyer (or its assigns) all financing statements, instruments and other documents requested by Buyer (or its assigns) in connection with such change, event or relocation.

(b) <u>Change in Payment Instructions to Obligors</u>. Originator will not add or terminate any bank as a Deposit Account Bank, or make any change in the instructions to Obligors regarding payments to be made to any Lock-Box or Deposit Account, unless Buyer (or its assigns) shall have received, at least ten (10) days before the proposed effective date therefor, (i) written notice of such addition, termination or change and (ii) with respect to the addition of a Deposit Account Bank or a Deposit Account or Lock-Box, an executed Blocked Account Agreement and Lock-Box Transfer Notice, as applicable with respect to the new Deposit Account or Lock-Box; ***provided, however,*** that Originator may make changes in instructions to

Obligors regarding payments if such new instructions require such Obligor to make payments to another existing Deposit Account or Lock-Box.

(c) <u>Modifications to Contracts and Credit and Collection Policy</u>. Originator will not make any change to the Credit and Collection Policy that could adversely affect the collectibility of the Receivables or decrease the credit quality of any newly created Receivables. Except as otherwise permitted in its capacity as Servicer pursuant to <u>Section 6.02(d)</u> of the Loan Agreement, Originator will not extend, amend or otherwise modify the terms of any Receivable or any Contract related thereto other than in accordance with the Credit and Collection Policy.

(d) <u>Sales, Liens</u>. Originator will not sell, assign (by operation of law or otherwise) or otherwise dispose of, or grant any option with respect to, or create or suffer to exist any Adverse Claim upon *(including, without limitation,* the filing of any financing statement) or with respect to, any Receivable, Related Security or Collections, or upon or with respect to any Contract under which any Receivable arises, or any Lock-Box or Deposit Account, or assign any right to receive income with respect thereto (other than, in each case, the creation of the interests therein in favor of Buyer provided for herein), and Originator will defend the right, title and interest of Buyer in, to and under any of the foregoing property, against all claims of third parties claiming through or under Originator. Originator shall not create or suffer to exist any mortgage, pledge, security interest, encumbrance, lien, charge or other similar arrangement on any of its inventory, the sale of which results in a "FERC 142 Account Receivable".

(e) <u>Accounting for Purchase</u>. Originator will not, and will not permit any Affiliate to, account for or treat (whether in financial statements or otherwise) the transactions contemplated hereby in any manner other than the sale of the Receivables and the Related Security by Originator to Buyer or in any other respect account for or treat the transactions contemplated hereby in any manner other than as a sale of the Receivables and the Related Security by Originator to Buyer except to the extent that such transactions are not recognized on account of consolidated financial reporting in accordance with generally accepted accounting principles.

(f) <u>Collections</u>. Except for proceeds of Excluded Receivables (which shall be electronically swept or otherwise transferred out of such Deposit Account within one (1) Business Day of being deposited therein in accordance with <u>Section 4.1(i)</u>), Originator will not deposit or otherwise credit, or cause or permit to be so deposited or credited, to any Deposit Account cash or cash proceeds other than Collections. Except as may be required by the Program Agent pursuant to the last sentence of Section 6.02(b) of the Loan Agreement, Originator will not deposit or otherwise credit, or cause or permit to be so deposited or credited, any Collections or proceeds thereof to any lock-box account or to any other account not covered by a Blocked Account Agreement.

ARTICLE V
TERMINATION EVENTS

Section 5.1   <u>Termination Events.</u> The occurrence of any one or more of the following events shall constitute a "Termination Event":

(a)   Originator shall fail:

(i)   to make any payment or deposit required hereunder when due and such failure continues for two (2) Business Days, or to perform or observe any term, covenant or agreement set forth in Section 4.1(c)(ii)(A), (i) or (l) or Section 4.2,

(ii)   to perform or observe any term, covenant or agreement set forth in Section 4.1(d), (g) or (h) and such failure shall continue for five (5) consecutive Business Days after the earlier of (A) Originator obtaining knowledge thereof or (B) Buyer (or its assigns) delivers written notice thereof, or

(iii)   to perform or observe any term, covenant or agreement hereunder (other than as referred to in clauses (i) and (ii) of this subsection (a)) or any other Facility Document to which it is a party and such failure shall continue for thirty (30) consecutive days after the earlier of (A) Originator obtaining knowledge thereof or (B) Buyer (or its assigns) delivers written notice thereof.

(b)   Any representation, warranty, certification or statement made by Originator in this Agreement, any other Facility Document or in any other document delivered pursuant hereto or thereto shall prove to have been materially false on the date as of which made or deemed made.

(c)   Failure of Originator to pay any Indebtedness when due in excess of $25,000,000 in the aggregate; or the default by Originator in the performance of any term, provision or condition contained in any agreement under which any such Indebtedness was created or is governed, the effect of which is to cause, or to permit the holder or holders of such Indebtedness to cause, such Indebtedness to become due prior to its stated maturity; or any such Indebtedness of Originator shall be declared to be due and payable or required to be prepaid (other than by a regularly scheduled payment) prior to the date of maturity thereof.

(d)   (i) Originator or any of its Significant Subsidiaries shall generally not pay its debts as such debts become due or shall admit in writing its inability to pay its debts generally or shall make a general assignment for the benefit of creditors; or (ii) any proceeding shall be instituted by Originator or any of its Significant Subsidiaries seeking to adjudicate it bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or any substantial part of its property; (iii) any proceeding shall be instituted against Originator or any of its Significant Subsidiaries seeking to adjudicate it bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or any substantial part of its property and such proceeding continues undismissed or unstayed for a period of 60 consecutive days; or (iv) Originator or any of its Significant

Subsidiaries shall take any corporate action to authorize any of the actions set forth in the foregoing clauses (i), (ii) or (iii) of this subsection (d).

        (e)   A Change of Control shall occur.

        (f)   One or more final judgments for the payment of money in an amount in excess of $25,000,000, individually or in the aggregate, shall be entered against Originator on claims not covered by insurance or as to which the insurance carrier has denied its responsibility, and such judgment shall continue unsatisfied and in effect for sixty (60) days without a stay of execution or otherwise being appropriately contested in good faith.

        (g)   Any event which constitutes a "default" (after the expiration of any applicable cure period) under any Springing Lien Indenture, shall have occurred.

        Section 5.2   <u>Remedies</u>. Upon the occurrence and during the continuation of a Termination Event, Buyer may take any of the following actions: (i) declare the Termination Date to have occurred, whereupon the Termination Date shall forthwith occur, without demand, protest or further notice of any kind, all of which are hereby expressly waived by Originator; ***provided, however,*** that upon the occurrence of a Termination Event described in <u>Section 5.1(d)</u>, or of an actual or deemed entry of an order for relief with respect to Originator under the Federal Bankruptcy Code or under any other applicable bankruptcy, insolvency, arrangement, moratorium or similar laws of any other jurisdiction (foreign or domestic), the Termination Date shall automatically occur, without demand, protest or any notice of any kind, all of which are hereby expressly waived by Originator and (ii) to the fullest extent permitted by applicable law, declare that the Default Fee shall accrue with respect to any amounts then due and owing by Originator to Buyer. The aforementioned rights and remedies shall be without limitation and shall be in addition to all other rights and remedies of Buyer and its assigns otherwise available under any other provision of this Agreement or any other Facility Document, by operation of law, at equity or otherwise, all of which are hereby expressly preserved, including, without limitation, all rights and remedies provided under the UCC in effect in any jurisdiction, all of which rights shall be cumulative.

ARTICLE VI
INDEMNIFICATION

        Section 6.1   <u>Indemnities by Originator</u>. Without limiting any other rights that Buyer may have hereunder or under applicable law, Originator hereby agrees to indemnify (and pay upon demand to) Buyer and its assigns, successors officers, directors, agents, employees and Affiliates (each an "Indemnified Party") from and against any and all damages, losses, claims, taxes, liabilities, costs, expenses and for all other amounts payable, including reasonable attorneys' fees (which attorneys may be employees of Buyer or any such assign) and disbursements (all of the foregoing being collectively referred to as "Indemnified Amounts") awarded against or incurred by any of them arising out of or as a result of this Agreement or the acquisition, either directly or indirectly, by Buyer of an interest in the Receivables, Contracts or Related Security, ***excluding, however***:

(a)   Indemnified Amounts to the extent a final judgment of a court of competent jurisdiction holds that such Indemnified Amounts resulted from gross negligence or willful misconduct on the part of the Indemnified Party seeking indemnification;

(b)   Indemnified Amounts to the extent the same includes losses in respect of Receivables that are uncollectible on account of the insolvency, bankruptcy or lack of creditworthiness of the related Obligor; or

(c)   taxes imposed by the United States federal government or the jurisdiction in which such Indemnified Party's principal executive office is located, on or measured by the overall net or gross income of such Indemnified Party;

provided, however, that nothing contained in this sentence shall limit the liability of Originator or limit the recourse of the Indemnified Parties to Originator for amounts otherwise specifically provided to be paid by Originator under the terms of this Agreement or any other Facility Document. Without limiting the generality of the foregoing indemnification, Originator shall indemnify each Indemnified Party for Indemnified Amounts (*including, without limitation,* losses in respect of uncollectible receivables, regardless of whether reimbursement therefor would constitute recourse to Originator) relating to or resulting from:

(i)   any representation or warranty made by Originator (or any officers of Originator) under or in connection with this Agreement, any other Facility Document or any other information or report delivered by Originator pursuant hereto or thereto that shall have been false or incorrect when made or deemed made;

(ii)   the failure by Originator, to comply with any applicable law, rule or regulation with respect to any Receivable or Contract related thereto, or the nonconformity of any Receivable or Contract included therein with any such applicable law, rule or regulation or any failure of Originator to keep or perform any of its obligations, express or implied, with respect to any Contract;

(iii)   any failure of Originator to perform its duties, covenants or other obligations in accordance with the provisions of this Agreement or any other Facility Document;

(iv)   any products liability, personal injury or damage suit, or other similar claim arising out of or in connection with merchandise, insurance or services that are the subject of any Contract or any Receivable;

(v)   any dispute, claim, offset or defense (other than discharge in bankruptcy of the Obligor) of the Obligor to the payment of any Receivable (*including, without limitation,* a defense based on such Receivable or the related Contract not being a legal, valid and binding obligation of such Obligor enforceable against it in accordance with its terms), or any other claim resulting from the sale of the merchandise or service related to such Receivable or the furnishing or failure to furnish such merchandise or services;

(vi)   the commingling of Collections of Receivables at any time with other funds;

(vii)   any investigation, litigation or proceeding related to or arising from this Agreement or any other Facility Document, the transactions contemplated hereby or thereby, the use of the proceeds of any Purchase Price payment, the ownership of the Receivables, any lien on accounts receivable under any Springing Lien Indenture or any other investigation, litigation or proceeding relating to Originator in which any Indemnified Party becomes involved as a result of any of the transactions contemplated hereby or by any other Facility Document;

(viii)   any inability to litigate any claim against any Obligor in respect of any Receivable as a result of such Obligor being immune from civil and commercial law and suit on the grounds of sovereignty or otherwise from any legal action, suit or proceeding;

(ix)   any Termination Event or Potential Termination Event described in Section 5.1(d);

(x)   any failure to vest and maintain vested in Buyer, or to transfer to Buyer, legal and equitable title to, and ownership of, the Receivables and the Collections, and all of Originator's right, title and interest in the Related Security associated with the Receivables, in each case, free and clear of any Adverse Claim (except as created by the Facility Documents);

(xi)   the failure to have filed, or any delay in filing, financing statements or other similar instruments or documents under the UCC of any applicable jurisdiction or other applicable laws with respect to any Receivable, the Related Security and Collections with respect thereto, and the proceeds of any thereof, whether at the time of the Purchase or at any subsequent time;

(xii)   any action or omission by Originator which reduces or impairs the rights of Buyer with respect to any Receivable or the value of any such Receivable;

(xiii)   any attempt by any Person to void any Purchase hereunder under statutory provisions or common law or equitable action; and

(xiv)   the failure of any Receivable included in the calculation of the Net Receivables Pool Balance as an Eligible Receivable to be an Eligible Receivable at the time so included.

(xv)   the failure of (i) any Deposit Account Bank to remit any amounts or items of payment held in a Deposit Account or in a Lock-Box pursuant to the instructions of the Program Agent given in accordance with this Agreement, the applicable Blocked Account Agreement or the other Facility

Documents, whether by reason of the exercise of setoff rights or otherwise, (ii) any sub-servicer or any other third party with a contractual relationship with the Originator for the acceptance or processing of Collections, to remit any Collections received by it to a Lock-Box or a Deposit Account.

Section 6.2   Other Costs and Expenses. Originator shall reimburse Buyer on demand for all reasonable costs and out-of-pocket expenses in connection with the preparation, negotiation, arrangement, execution, delivery and administration of this Agreement, the transactions contemplated hereby and the other documents to be delivered hereunder. Originator shall reimburse Buyer on demand for any and all costs and expenses of Buyer, if any, including reasonable counsel fees and expenses in connection with the enforcement of this Agreement and the other documents delivered hereunder and in connection with any restructuring or workout of this Agreement or such documents, or the administration of this Agreement following a Termination Event.

ARTICLE VII
MISCELLANEOUS

Section 7.1   Waivers and Amendments.

(a)   No failure or delay on the part of Buyer (or its assigns) in exercising any power, right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or remedy preclude any other further exercise thereof or the exercise of any other power, right or remedy. The rights and remedies herein provided shall be cumulative and nonexclusive of any rights or remedies provided by law. Any waiver of this Agreement shall be effective only in the specific instance and for the specific purpose for which given.

(b)   No provision of this Agreement may be amended, supplemented, modified or waived except in writing signed by Originator and Buyer and, to the extent required under the Loan Agreement and the Managing Agents.

Section 7.2   Notices. All communications and notices provided for hereunder shall be in writing (including bank wire, telecopy or electronic facsimile transmission or similar writing) and shall be given to the other parties hereto at their respective addresses or telecopy numbers set forth on the signature pages hereof or at such other address or telecopy number as such Person may hereafter specify for the purpose of notice to each of the other parties hereto. Each such notice or other communication shall be effective (i) if given by telecopy, upon the receipt thereof, (ii) if given by mail, three (3) Business Days after the time such communication is deposited in the mail with first class postage prepaid or (iii) if given by any other means, when received at the address specified in this Section 7.2.

Section 7.3   Protection of Ownership Interests of Buyer.

(a)   Originator agrees that from time to time, at its expense, it will promptly execute and deliver all instruments and documents, and take all actions, that may be necessary or desirable, or that Buyer (or its assigns) may reasonably request, to perfect, protect or more fully evidence the interest of Buyer hereunder and the interests of the Secured Parties, or to enable Buyer (or its assigns) to exercise and enforce their rights and remedies hereunder. Without limiting the foregoing, Originator will, upon the request of Buyer (or its assigns), file such financing or continuation statements, or amendments thereto or assignments thereof, and execute and file such other instruments and documents, that may be necessary or desirable, or that Buyer (or its assigns) may reasonably request, to perfect, protect or evidence such interests. At any time after the occurrence and during the continuation of an Event of Termination, Buyer (or its assigns) may, at Originator's sole cost and expense, direct Originator to notify the Obligors of Receivables of the ownership interests of Buyer under this Agreement and may also direct that payments of all amounts due or that become due under any or all Receivables be made directly to Buyer or its designee.

(b)   If Originator fails to perform any of its obligations hereunder, Buyer (or its assigns) may (but shall not be required to) perform, or cause performance of, such obligations, and Buyer's (or such assigns') costs and expenses incurred in connection therewith shall be payable by Originator as provided in Section 6.2. Originator irrevocably authorizes Buyer (and its assigns) at any time and from time to time in the sole and absolute discretion of Buyer (or its assigns), and appoints Buyer (and its assigns) as its attorney(ies)-in-fact, to act on behalf of Originator (i) to authorize and/or execute on behalf of Originator as debtor and to file financing or continuation statements (and amendments thereto and assignments thereof) necessary or desirable in Buyer's (or its assigns') sole and absolute discretion to perfect and to maintain the perfection and priority of the interest of Buyer in the Receivables and (ii) to file a carbon, photographic or other reproduction of this Agreement or any financing statement with respect to the Receivables, the Related Security and the Collections as a financing statement in such jurisdictions and in such offices as Buyer (or its assigns) in their sole and absolute discretion deem necessary or desirable to perfect and to maintain the perfection and priority of Buyer's interests in the Receivables, the Related Security and the Collections. This appointment is coupled with an interest and is irrevocable. The authorization by Originator set forth in the second sentence of this Section 7.3(b) is intended to meet all requirements for authorization by a debtor under Article 9 of any applicable enactment of the UCC, *including, without limitation,* Section 9-509 thereof.

Section 7.4   Reserved.

Section 7.5   Bankruptcy Petition.

(a)   Originator and Buyer each hereby covenants and agrees that, prior to the date that is one year and one day after the payment in full of all outstanding senior indebtedness of any Conduit Lender, it will not institute against, or join any other Person in instituting against, any Conduit Lender any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or other similar proceeding under the laws of the United States or any state of the United States.

(b)   Originator covenants and agrees that, prior to the date that is one year and one day after the payment in full of all outstanding obligations of Buyer under the Loan Agreement, it will not institute against, or join any other Person in instituting against, Buyer any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings or other similar proceeding under the laws of the United States or any state of the United States.

Section 7.6   Limitation of Liability. Except with respect to any claim arising out of the willful misconduct or gross negligence of any Lender, the Program Agent or any Managing Agent, no claim may be made by Originator or any other Person against any Lender, the Program Agent or any Managing Agent or their respective Affiliates, directors, officers, employees, attorneys or agents for any special, indirect, consequential or punitive damages in respect of any claim for breach of contract or any other theory of liability arising out of or related to the transactions contemplated by this Agreement, or any act, omission or event occurring in connection therewith; and Originator hereby waives, releases, and agrees not to sue upon any claim for any such damages, whether or not accrued and whether or not known or suspected to exist in its favor.

Section 7.7   CHOICE OF LAW.   THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 7.8   CONSENT TO JURISDICTION. Originator hereby irrevocably submits to the non-exclusive jurisdiction of any New York State or Federal court sitting in New York City in any action or proceeding arising out of or relating to this Agreement, and each party hereto hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court. The parties hereto hereby irrevocably waive, to the fullest extent they may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Originator consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process to it at its address specified in Section 7.2. Nothing in this Section 7.8 shall affect the right of Buyer or its assigns to serve legal process in any other manner permitted by law.

Section 7.9   WAIVER OF JURY TRIAL.   EACH PARTY HERETO HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT, ANY DOCUMENT EXECUTED BY ORIGINATOR PURSUANT TO THIS AGREEMENT OR THE RELATIONSHIP ESTABLISHED HEREUNDER OR THEREUNDER.

Section 7.10   Integration; Binding Effect; Survival of Terms.

(a)   This Agreement and each other Facility Document contain the final and complete integration of all prior expressions by the parties hereto with respect to the subject matter hereof and shall constitute the entire agreement among the parties hereto with respect to the subject matter hereof superseding all prior oral or written understandings.

(b)   This Agreement shall be binding upon and inure to the benefit of Originator, Buyer and their respective successors and permitted assigns (including any trustee in bankruptcy). Originator may not assign any of its rights and obligations hereunder or any interest herein without the prior written consent of Buyer. Buyer may assign at any time its rights and obligations hereunder and interests herein to any other Person without the consent of Originator. Without limiting the foregoing, Originator acknowledges that Buyer, pursuant to the Loan Agreement, may assign to the Program Agent, for the benefit of the Lenders, its rights, remedies, powers and privileges hereunder and that the Program Agent may further assign such rights, remedies, powers and privileges to the extent permitted in the Loan Agreement. Originator agrees that the Program Agent, as the assignee of Buyer, shall, subject to the terms of the Loan Agreement, have the right to enforce this Agreement and to exercise directly all of Buyer's rights and remedies under this Agreement (*including, without limitation,* the right to give or withhold any consents or approvals of Buyer to be given or withheld hereunder) and Originator agrees to cooperate fully with the Program Agent in the exercise of such rights and remedies. This Agreement shall create and constitute the continuing obligations of the parties hereto in accordance with its terms and shall remain in full force and effect until terminated in accordance with its terms; *provided, however,* that the rights and remedies with respect to (i) any breach of any representation and warranty made by Originator pursuant to Article II; (ii) the indemnification and payment provisions of Article VI; and (iii) Section 7.5 shall be continuing and shall survive any termination of this Agreement.

Section 7.11 Counterparts; Severability; Section References. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same Agreement. Any provisions of this Agreement which are prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Unless otherwise expressly indicated, all references herein to "Article," "Section," "Schedule" or "Exhibit" shall mean articles and sections of, and schedules and exhibits to, this Agreement.

Section 7.12 Subordination. Originator shall have the right to receive, and Buyer shall make, any and all payments relating to any indebtedness, obligation or claim, Originator may from time to time hold or otherwise have against Buyer or any assets or properties of Buyer, whether arising hereunder or otherwise existing, *provided* that, after giving effect to any such payment, the aggregate Outstanding Balance of Receivables owned by Buyer at such time exceeds the sum of the Borrower Obligations under the Loan Agreement. Originator hereby agrees that at any time during which the condition set forth in the proviso of the immediately preceding sentence shall not be satisfied, Originator shall be subordinate in right of payment to the prior payment of any indebtedness or obligation of Buyer owing to the Program Agent, any Managing Agent or any Lender under the Loan Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their duly authorized officers as of the date hereof.

PUGET SOUND ENERGY, INC.

By: /s/ Donald E. Gaines
Name: Donald E. Gaines
Title: Vice President Finance & Treasurer

Address:

10885 NE 4th Street, PSE-08N
Bellevue, WA 98004-5591

Mailing Address for Notices:

P.O. Box 97034
Bellevue, WA 98009-9734
Attention: Lisa Rice, Assistant Treasurer
Telephone: (425) 462-3752
Facsimile: (425) 462-3490

PSE FUNDING, INC.

By: /s/ Donald E. Gaines
Name: Donald E. Gaines
Title: President and Treasurer

Address:

10885 NE 4th Street
Bellevue, WA 98004-5591

Mailing Address for Notices:

P.O. Box 97034
Bellevue, WA 98009-9734
Attention: Lisa Rice, Assistant Treasurer
Telephone: (425) 462-3752
Facsimile: (425) 462-3490

Exhibit I

Definitions

As used in this Agreement and the Exhibits, Schedules and Annexes thereto, capitalized terms have the meanings set forth in this Exhibit I (such meanings to be equally applicable to the singular and plural forms thereof). If a capitalized term is used in this Agreement, or any Exhibit, Schedule or Annex thereto, and not otherwise defined therein or in this Exhibit I, such term shall have the meaning assigned thereto in the Loan Agreement.

"Agreement" means this Receivables Sale Agreement, dated as of December 20, 2005, between Originator and Buyer, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Buyer" has the meaning set forth in the preamble to this Agreement.

"Calculation Period" means each calendar month or portion thereof which elapses during the term of this Agreement. The first Calculation Period shall commence on the date of the initial Purchase of Receivables hereunder and the final Calculation Period shall terminate on the Termination Date.

"Change of Control" means the acquisition by any Person, or two or more Persons acting in concert, of beneficial ownership (within the meaning of Rule 13d-3 of the Securities and Exchange Commission under the Securities Exchange Act of 1934) of 20% or more (by number of votes) of the outstanding shares of voting stock of Originator.

"Credit and Collection Policy" means Originator's credit and collection policies and practices relating to Contracts and Receivables existing on the date hereof and summarized in Exhibit V, as modified from time to time in accordance with this Agreement.

"Default Fee" means a per annum rate of interest equal to the sum of (i) the Prime Rate, plus (ii) 2% per annum.

"Dilutions" means, at any time, the aggregate amount of reductions or cancellations described in Section 1.3(a) of this Agreement.

"Discount Factor" means a percentage calculated to provide Buyer with a reasonable return on its investment in the Receivables after taking account of (i) the time value of money based upon the anticipated dates of collection of the Receivables and the cost to Buyer of financing its investment in the Receivables during such period and (ii) the risk of nonpayment by the Obligors. Originator and Buyer may agree from time to time to change the Discount Factor based on changes in one or more of the items affecting the calculation thereof, provided that any change to the Discount Factor shall take effect as of the commencement of a Calculation Period, shall apply only prospectively and shall not affect the Purchase Price payment made prior to the Calculation Period during which Originator and Buyer agree to make such change.

"Facility Documents" means, collectively, this Agreement, each Blocked Account Agreement and all other instruments, documents and agreements executed and delivered in connection herewith.

"Facility Termination Date" means the "Termination Date" as defined in the Loan Agreement.

"Initial Cutoff Date" has the meaning set forth in Section 1.2(a) of this Agreement.

"Loan Agreement" shall have the meaning set forth in the Preliminary Statements hereto.

"Material Adverse Effect" means a material adverse effect on (i) the financial condition, operations or prospects of Originator and its Subsidiaries, (ii) the ability of Originator to perform its obligations under this Agreement or any other Facility Document, (iii) the legality, validity or enforceability of this Agreement or any other Facility Document, (iv) Originator's, Buyer's, the Program Agent's or any Secured Party's interest in the Receivables generally or in any significant portion of the Receivables, the Related Security or Collections with respect thereto, or (v) the collectibility of the Receivables generally or of any material portion of the Receivables.

"Net Value" means, as of any date of determination, an amount equal to the sum of (i) the aggregate Outstanding Balance of the Receivables at such time, minus (ii) the sum of (A) the Aggregate Principal Balance outstanding at such time, plus (B) the Required Reserves at such time.

"Net Worth" means as of the last Business Day of each Calculation Period preceding any date of determination, the excess, if any, of (a) the aggregate Outstanding Balance of the Receivables at such time, over (b) the Aggregate Principal Balance outstanding at such time.

"Original Balance" means, with respect to any Receivable coming into existence after the Initial Cutoff Date, the Outstanding Balance of such Receivable on the date it was created.

"Originator" has the meaning set forth in the preamble hereto.

"Potential Termination Event" means an event which, with the passage of time or the giving of notice, or both, would constitute a Termination Event.

"Program Agent" has the meaning set forth in the Preliminary Statements hereto.

"Purchase" means each purchase or contribution pursuant to Section 1.1 of this Agreement by Buyer from Originator of the Receivables and the Related Security and Collections related thereto, together with all related rights in connection therewith.

"Purchase Price" means, with respect to each Purchase, the aggregate price to be paid by Buyer to Originator for such Purchase in accordance with Section 1.2 of this Agreement for the Receivables, Collections and Related Security being sold to Buyer, which price shall equal on any date (i) the product of (x) the Outstanding Balance of such Receivables on such date, multiplied by (y) one minus the Discount Factor in effect on such date, minus (ii) any Purchase Price Credits to be credited against the Purchase Price otherwise payable in accordance with Section 1.3 of this Agreement.

"Purchase Price Credit" has the meaning set forth in Section 1.3 of this Agreement.

"Receivable" means all indebtedness and other obligations arising in connection with the sale of goods or the rendering of services by Originator and owed to Originator (at the times it arises, and before giving effect to any transfer or conveyance under this Agreement) or Buyer (after giving effect to the transfers under this Agreement) or in which Originator or Buyer has a security interest or other interest, *including, without limitation,* any indebtedness, obligation or interest constituting an account, chattel paper, instrument or general intangible, and which are identified on the books and records of Originator or Buyer (including its accounting system) with the account code "FERC 142 Account Receivable," interest, finance charges, sales taxes and other taxes with respect thereto and including with respect to Unbilled Receivables existing on the Termination Date, 100% of the amount thereafter invoiced to any related Obligor after the Termination Date, and further includes, without limitation, the obligation to pay any Finance Charges with respect thereto. Indebtedness and other rights and obligations arising from any one transaction, *including, without limitation,* indebtedness and other rights and obligations represented by an individual invoice, shall constitute a Receivable separate from a Receivable consisting of the indebtedness and other rights and obligations arising from any other transaction; *provided,* that any indebtedness, rights or obligations referred to in the immediately preceding sentence shall be a Receivable regardless or whether the account debtor or Originator treats such indebtedness, rights or obligations as a separate payment obligation.

"Related Security" means, with respect to any Receivable:

    (i) all of Originator's interest in the inventory and goods (including returned or repossessed inventory or goods), if any, the sale, licensing, financing or lease of which by Originator gave rise to such Receivable, and all insurance contracts with respect thereto,

    (ii) all other security interests or liens and property subject thereto from time to time, if any, purporting to secure payment of such Receivable, whether pursuant to the Contract related to such Receivable or otherwise, together with all financing statements and security agreements describing any collateral securing such Receivable,

    (iii) all guaranties, letters of credit, insurance, "supporting obligations" (within the meaning of Section 9-102(a) of the UCC of all applicable jurisdictions) and other agreements or arrangements of whatever character from time to time supporting or securing payment of such Receivable whether pursuant to the Contract related to such Receivable or otherwise,

(iv) all service contracts and other contracts and agreements associated with such Receivable,

(v) all Records related to such Receivable,

(vi) all of Originator's right, title and interest in and to each Lock-Box and each Deposit Account and any and all agreements related thereto, and

(vii) all proceeds of any of the foregoing.

"Required Capital Amount" means, as of any date of determination, an amount equal to the product of (i) 10% multiplied by (ii) the aggregate Outstanding Balance of all Receivables at such time.

"Settlement Date" means, with respect to each Calculation Period, the date that two (2) Business Days after a Monthly Report is due.

"Termination Date" means the earliest to occur of (i) the Facility Termination Date, (ii) the Business Day immediately prior to the occurrence of a Termination Event set forth in Section 5.1(d), (iii) the Business Day specified in a written notice from Buyer to Originator following the occurrence of any other Termination Event, and (iv) the date which is 5 Business Days after Buyer's receipt of written notice from Originator that it wishes to terminate the facility evidenced by this Agreement.

"Termination Event" has the meaning set forth in Section 5.1 of this Agreement.

All accounting terms not specifically defined herein shall be construed in accordance with GAAP. All terms used in Article 9 of the UCC in the State of Illinois, and not specifically defined herein, are used herein as defined in such Article 9.

Exhibit II

Principal Place of Business; Location(s) of Records; Federal Employer Identification Number; Other Names; List of Alternate Payment Locations

Jurisdiction of Organization	• WA
Chief Executive Office/Principal Place of Business	• 10885 NE 4th Street, Bellevue, WA 98004
Location(s) of Records	• 10885 NE 4th Street, Bellevue, WA 98004 • 19900 North Creek Parkway Bothell, WA 98012
Organizational Number	• 179 010 055
Federal Employer's Identification Number	• 91-0374630
Other Names	• Puget Sound Power & Light Company, Washington Energy Company, Washington Natural Gas Company, Puget Energy, Inc.

Exhibit III

Lock-boxes; Deposit Accounts; Deposit Account Banks

Lock-Box	Related Deposit Account
P.O. Box No. 91269 at the U.S. Post Office branch located at 103rd Avenue NE, Bellevue, WA 98004	Union Bank of California Account no. 4430000808 for receipts from Payment Processing
N/A	Union Bank of California Account no. 4430000816 for receipts from Bill Payment Consolidator
N/A	Key Bank Account no. 479681024614 for Government Electronic Receipts, APS Receipts and Business Office Deposits
N/A	Key Bank Account no. 479681024655 for receipts from Customer Internet Payments
N/A	Key Bank Account no. 479681052383 for receipts from Checkfree
N/A	Key Bank Account no. 479681024663 for receipts from Customer Credit Card Payments
N/A	Citibank Account no. 30599544 for receipts from Customer Direct Debits
N/A	U.S. Bank Account no. 153501775586 for receipts from Port Townsend Business Office

List of Alternate Payment Locations

1. Internet via PSE's customer website found at: http://www.pse.com/account/paying/ebill.html
2. PSE Pay Station locations listed on PSE's customer website found at: http://www.pse.com/account/paystations/paystations.html.
3. Automatic Funds Transfer via a debit by PSE's collection bank of the Customer's bank account and a credit to the Collection Account
4. Credit card Payments via Payment-by-Phone

Exhibit IV

Form of Compliance Certificate

        This Compliance Certificate is furnished pursuant to that certain Amended and Restated Receivables Sale Agreement dated as of December 20, 2005, between Puget Sound Energy, Inc. ("Originator") and PSE Funding, Inc. (as amended, restated, supplemented or otherwise modified from time to time, the "Agreement"). Capitalized terms used and not otherwise defined herein are used with the meanings attributed thereto in this Agreement.

        THE UNDERSIGNED HEREBY CERTIFIES THAT:

        1. I am the duly elected _____ of Originator.

        2. I have reviewed the terms of the Agreement and I have made, or have caused to be made under my supervision, a detailed review of the transactions and conditions of Originator and its Subsidiaries during the accounting period covered by the attached financial statements.

        3. The examinations described in paragraph 2 above did not disclose, and I have no knowledge of, the existence of any condition or event which constitutes a Termination Event or a Potential Termination Event during or at the end of the accounting period covered by the attached financial statements or as of the date of this Certificate, except as set forth below.

        4. Described below are the exceptions, if any, to paragraph 3 above by listing, in detail, the nature of the condition or event, the period during which it has existed and the action which Originator has taken, is taking, or proposes to take with respect to each such condition or event:

        _____

        _____

        _____

5. As of the date hereof, the jurisdiction of organization of Originator is [insert state] and Originator is a "registered organization" (within the meaning of Section 9-102 of the UCC in effect in such applicable jurisdiction) and Originator has not changed its jurisdiction of organization since the date of the Agreement.

        The foregoing certifications and the financial statements delivered with this Certificate in support hereof, are made and delivered this   day of   , 20__.

                                 _____
                                       [Name]

Exhibit V

Credit and Collection Policy

Attached

Schedule A

DOCUMENTS TO BE DELIVERED TO BUYER
ON OR PRIOR TO THE PURCHASE

SEE EXHIBIT G TO THE LOAN AGREEMENT.

TABLE OF CONTENTS

Exhibits and Schedules

Exhibit 10.2

Execution Copy

LOAN AND SERVICING AGREEMENT

dated as of December 20, 2005

among

PSE FUNDING, INC.,
as Borrower

PUGET SOUND ENERGY, INC.,
as Servicer

THE COMMERCIAL PAPER CONDUITS FROM TIME TO TIME
PARTY HERETO AS CONDUIT LENDERS,

THE FINANCIAL INSTITUTIONS FROM TIME TO TIME
PARTY HERETO AS COMMITTED LENDERS,

THE FINANCIAL INSTITUTIONS FROM TIME TO TIME
PARTY HERETO AS MANAGING AGENTS,

and

JPMORGAN CHASE BANK, N.A.
as Program Agent

TABLE OF CONTENTS

EXHIBITS AND SCHEDULES

EXHIBIT A	Credit and Collection Policy
EXHIBIT B	Form of Borrowing Request
EXHIBIT C-1	Form of Monthly Report
EXHIBIT C-2	Form of Weekly Report
EXHIBIT C-3	Form of Daily Report
EXHIBIT D	Form of Blocked Account Agreement
EXHIBIT E	List of Offices of Borrower where Records are Kept
EXHIBIT F	List of Alternate Payment Locations; Deposit Account Banks, Deposit Accounts and Lock-Boxes
EXHIBIT G	List of Closing Documents
EXHIBIT H	Form of Assignment and Acceptance
EXHIBIT I	Form of Joinder Agreement
EXHIBIT J	Form of Prepayment Notice
EXHIBIT K	Form of Lock-Box Transfer Notice
EXHIBIT L	Form of Compliance Certificate
SCHEDULE I	Lender Groups
SCHEDULE II	Notice Addresses
SCHEDULE III	Special Concentration Limits
SCHEDULE IV	Concentration Percentages
SCHEDULE V	Approved Sub-servicers

LOAN AND SERVICING AGREEMENT

        This LOAN AND SERVICING AGREEMENT dated as of December 20, 2005 is among PSE FUNDING, INC., a Washington corporation (the "Borrower"), PUGET SOUND ENERGY, INC., a Washington corporation ("PSE" and as initial Servicer) (the Servicer together with Borrower, the "Borrower Parties" and each a "Borrower Party"), THE COMMERCIAL PAPER CONDUITS FROM TIME TO TIME PARTY HERETO (each individually, a "Conduit Lender"), THE FINANCIAL INSTITUTIONS FROM TIME TO TIME PARTY HERETO (each individually, a "Committed Lender"; and collectively with the Conduit Lenders, the "Lenders"), THE ENTITIES FROM TIME TO TIME PARTY HERETO AS MANAGING AGENTS and their permitted successors and assigns (each individually, a "Managing Agent"), and JPMORGAN CHASE BANK, N.A. ("JPMorgan"), as the Program Agent for the Lenders and the Managing Agents. Capitalized terms used herein shall have the meanings specified in Section 1.01.

PRELIMINARY STATEMENTS

        WHEREAS, the Borrower may from time to time purchase Receivables from Originator pursuant to the Receivables Sale Agreement;

        WHEREAS, to fund its purchases under the Receivables Sale Agreement, the Borrower may from time to time request Loans from the Lenders on the terms and conditions of this Agreement;

        WHEREAS, the Conduit Lenders may, in their sole discretion, make Loans so requested from time to time, and if a Conduit Lender in any Lender Group elects not to make any such Loan, the Committed Lenders in such Lender Group have agreed that they shall make such Loan, in each case subject to the terms and conditions of this Agreement;

        NOW THEREFORE, in consideration of the premises, the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each party agrees as follows:

ARTICLE I
DEFINITIONS

        SECTION 1.01. Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

        "Adjusted LIBO Rate" means, for any Tranche Period, an interest rate per annum obtained by dividing (i) the LIBO Rate for such Tranche Period by (ii) a percentage equal to 100% minus the LIBO Rate Reserve Percentage for such Tranche Period.

        "Administrative Fee" has the meaning set forth in the Fee Letter.

"Adverse Claim" means any lien (statutory or other), mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance or preference, priority or other pledge and security agreement or preferential arrangement of any kind or nature whatsoever *(including, without limitation*, the interest of a vendor or lessor under any conditional sale, Capitalized Lease or other title retention agreement).

"Affected Party" means any Lender, the Program Agent, any Managing Agent, any Liquidity Provider, any insurance company, bank or other funding entity providing liquidity, credit enhancement or back-up purchase support or facilities to any Conduit Lender and, with respect to each of the foregoing, the parent company that controls such Person.

"Affiliate" means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by or is under common control with such specified Person.

"Aggregate Commitment" means, at any time, the sum of the Commitments then in effect. The initial Aggregate Commitment as of the Effective Date is $200,000,000.

"Aggregate Principal Balance" means, at any time, the aggregate outstanding principal balance of the Loans hereunder at such time.

"Agreement" means this Loan and Servicing Agreement, as amended, restated, supplemented or otherwise modified from time to time.

"Alternate Payment Location" means each location listed on Exhibit F where Obligors are permitted to make payments in respect of the Receivables, as amended from time to time in accordance herewith.

"Alternative Rate" for any Tranche during any Tranche Period means an interest rate per annum equal to the sum of the Applicable Margin plus the Adjusted LIBO Rate for such Tranche Period; provided, however, that in case of:

(a)   any Tranche Period with respect to which the Adjusted LIBO Rate is not available pursuant to Section 2.03,

(b)   any Tranche Period of less than one month,

(c)   any Tranche Period as to which the applicable Lender does not receive a request, by no later than 1:00 P.M. (New York City time) on the second Business Day preceding the first day of such Tranche Period, that the related Tranche be funded at the Adjusted LIBO Rate,

(d)   any Tranche Period for a Tranche, the Principal Balance of which is less than $500,000, or

(e)   any Tranche Period for which the Borrower elects to fund the related Tranche at the Base Rate, the Alternative Rate for such Tranche Period shall be an interest rate per annum equal to the Base Rate in effect from time to time during such Tranche Period.

"Applicable Margin" has the meaning set forth in the Fee Letter.

"Approved Sub-servicer" means each Person (i) appointed by the Servicer pursuant to Section 6.01 to perform certain of the obligations of the Servicer hereunder, (ii) approved by the Borrower, the Servicer, the Program Agent and the Managing Agents and (iii) identified on Schedule V hereto, as such Schedule V may be amended from time to time with the consent of the Borrower, the Servicer, the Program Agent and the Managing Agents.

"Asset Purchase Agreement" means any asset purchase or other agreements pursuant to which a Conduit Lender may from time to time assign part or all of the Loans made by such Conduit Lender to a Liquidity Provider, as amended, restated, supplemented or otherwise modified from time to time.

"Assignment and Acceptance" means an agreement substantially in the form set forth as Exhibit H hereto pursuant to which a new Conduit Lender or Committed Lender becomes party to this Agreement.

"Authorized Officer" means, with respect to any Person, its president, corporate controller, treasurer, assistant treasurer or chief financial officer.

"Bankruptcy Code" means Title 11 of the United States Code, 11 U.S.C. Section 101 *et seq*., as amended from time to time, or any successor thereto.

"Base Rate" means a fluctuating interest rate per annum as shall be in effect from time to time, which rate shall at all times be equal to the higher of: (A) the Prime Rate, and (B) the Federal Funds Rate plus 0.50%.

"Base Rate Tranche" has the meaning specified in Section 2.03(b).

"Billed Receivable" means any Receivable which is not an Unbilled Receivable.

"Blocked Account Agreement" means an agreement with respect to a Deposit Account at a Deposit Account Bank, in substantially the form of Exhibit D or such other form as may be acceptable to the Program Agent and the Servicer, in their discretion, among the Borrower, Rainier, the Originator, the Program Agent and such Deposit Account Bank.

"Borrower" means PSE Funding, Inc., a Washington corporation, in its capacity as Borrower hereunder, together with its successors and permitted assigns.

"Borrower Obligations" means all present and future indebtedness and other liabilities and obligations (howsoever created or evidenced, whether direct or indirect, absolute or contingent, or due or to become due) of the Borrower to the Secured Parties arising under this Agreement or any other Facility Document or the transactions contemplated hereby or thereby, and shall include, without limitation, the repayment of the Aggregate Principal Balance and the payment of Interest, interest and principal on any Cash Secured Advances, Fees and all other amounts due or to become due from the Borrower under the Facility Documents (whether in respect of fees, expenses, indemnifications, breakage costs, increased costs or otherwise), including, without limitation, interest, fees and other obligations that accrue after the commencement of any bankruptcy, insolvency or similar proceeding with respect to any Transaction Party (in each case whether or not allowed as a claim in such proceeding).

"Borrower Party" has the meaning set forth in the preamble hereto.

"Borrowing" means a borrowing of Loans under this Agreement.

"Borrowing Base" means, at any time, an amount equal to (a) the product of (i) the Borrowing Base Percentage in effect at such time and (ii) the Net Receivables Pool Balance at such time minus (b) the Required Reserves at such time.

"Borrowing Base Deficiency" means, at any time, the excess, if any, of (i) the Aggregate Principal Balance over (ii) the Borrowing Base.

"Borrowing Base Percentage" means:

(i)   during any Level 1, Level 2, Level 4A or Level 5 Ratings Period, 100%;

(ii)   during any Level 2A Ratings Period, (a) for the Monthly Periods of October through February, 100%, (b) for the Monthly Periods of April and May, 87% and (c) for the Monthly Periods of March and June through September, 95%; and

(iii)   during any Level 3 Ratings Period or any Level 4 Ratings Period, (a) for the Monthly Periods of November through March, 100%, (b) for the Monthly Periods of May and June, 96.75% and (c) for the Monthly Periods of April and July through October, 98%.

"Borrowing Date" has the meaning specified in Section 2.02(a)(i).

"Borrowing Request" has the meaning specified in Section 2.02(a)(i).

"Business Day" means any day other than a Saturday, Sunday or public holiday or the equivalent for banks in New York City, New York and Chicago, Illinois and, if the term "Business Day" is used in connection with the LIBO Rate, any day on which dealings are carried on in the London interbank market.

"Capitalized Lease" of a Person means any lease of Property by such Person as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with GAAP.

"Capitalized Lease Obligations" of a Person means the amount of the obligations of such Person under Capitalized Leases which would be shown as a liability on a balance sheet of such Person prepared in accordance with GAAP.

"Cash Collateral" has the meaning specified in Section 2.18(b).

"Cash Secured Advance" means, in respect of any Term-Out Lender, without duplication, the aggregate amount of the proceeds (a) of (i) the advance, if any, made by such Lender pursuant to Section 2.01(d) and (ii) such Lender's Pro Rata Share of any applications of Collections of Receivables during the Term Period for its related Lender Group to reduce the Principal Balance in respect of any Loan made by such Lender hereunder and (b) on deposit at such time in the Collateral Advance Account (including any such proceeds invested by the Program Agent, at such time in Permitted Investments pursuant to Section 2.19(a), it being understood that the amount of such Lender's Cash Secured Advance shall be decreased by such Lender's Pro Rata Share of the funds paid from time to time from the Collateral Advance Account to the Borrower in connection with a Loan made from time to time during the Term Period for its related Lender Group).

"Cash Secured Advance Commencement Date" means, with respect to any Lender Group, the Commitment Termination Date for such Lender Group (without giving effect to the proviso within the definition of Commitment Termination Date), provided that the Cash Secured Advance Commencement Date shall occur if, but only if, (i) the Termination Date shall not have occurred on or prior to such date, (ii) no Event of Termination exists on such date and no Incipient Event of Termination related to an Event of Termination described in Sections 7.01(d) or 7.01(i) exists on such date, and (iii) the Borrower has delivered a notice to the Managing Agent, for such Lender Group at least five (5) Business Days prior to such Commitment Date that the Cash Secured Advance Date should occur.

"Change in Control" means (i) the acquisition by any Person, or two or more Persons acting in concert, of beneficial ownership (within the meaning of Rule 13d-3 of the Securities and Exchange Commission under the Securities and Exchange Act of 1934) of 20% or more (by number of votes) of the outstanding shares of voting stock of PSE or (ii) PSE ceases to own, directly or indirectly, 100% of the outstanding capital stock of Borrower, free and clear of any Adverse Claim.

"CNAI" means Citicorp North America, Inc., a Delaware corporation.

"Collateral" has the meaning set forth in Section 2.14.

"Collateral Advance Account" means the collateral deposit account to be opened after the date hereof at an Eligible Institution, in the name of the Program Agent, and under the control of the Program Agent for the ratable benefit of the Term-Out Lenders, as specified in Section 2.19(a).

"Collateral Advance Account Bank" has the meaning specified in Section 2.19(a).

"Collateral Advance Account Direction" has the meaning specified in Section 2.19(b).

"Collection Account" means the account, to be opened after the date hereof, in the name of the Program Agent on behalf of the Lenders, for the purpose of receiving Collections, or any other account which may be designated by the Program Agent from time to time upon written notice to the Servicer and the Borrower as specified in Section 6.03(c).

"Collection Notice" means a notice in the form attached to a Blocked Account Agreement pursuant to which the Program Agent notifies the applicable Deposit Account Bank this it is taking exclusive control of the applicable Deposit Account.

"Collections" means, with respect to any Receivable, any and all cash collections and other cash proceeds of such Receivable, including, without limitation, all cash proceeds of Related Security with respect to such Receivable, all amounts collected as fees or charges for late payments with respect to such Receivable, all recoveries with respect to each written off Receivable (net of amounts, if any, retained by any third party collection agent), and any amounts deemed to have been received with respect to such Receivable pursuant to Section 2.08 hereof.

"Combined Reserve" means, at any time, an amount equal to the product of (a) the Combined Reserve Percentage at such time and (b) the Net Receivables Pool Balance at such time.

"Combined Reserve Percentage" means, at any time, the greater of (a) the sum of (i) the Dynamic Loss Reserve Percentage at such time and (ii) the Dynamic Dilution Reserve Percentage at such time and (b) the sum of (i) the Loss Reserve Floor Percentage at such time and (ii) the Dilution Reserve Floor Percentage at such time.

"Commitment" of any Committed Lender means the Dollar amount set forth on Schedule I hereto or, in the case of a Committed Lender that becomes a party to this Agreement pursuant to an Assignment and Acceptance or a Joinder Agreement the amount set forth therein as such Committed Lender's "Commitment", in each case as such amount may be (i) reduced or increased by any Assignment and Acceptance entered into by such Committed Lender and the other parties thereto in accordance with the terms hereof and (ii) reduced pursuant to Section 2.01(b).

"Commitment Termination Date" has the meaning assigned to that term in Section 2.01(c); provided that, if, and only if, there shall have occurred a Cash Secured Advance Commencement Date, the Commitment Termination Date for the applicable Term-Out Lenders shall mean the earliest of clauses (ii) through (iii) of the definition of Termination Date.

"Committed Lender" means, as to any Lender Group, each of the financial institutions listed on Schedule I as a "Committed Lender" for such Lender Group, together with its respective successors and permitted assigns.

"Concentration Limit" means, for any Obligor and its Affiliates, at any time, (a) the Normal Concentration Limit or (b) such other higher percentages (each, a "Special Concentration Limit") for such Obligors and its Affiliates as are set forth on Schedule III or such other Obligors and its Affiliates and percentages as may otherwise be consented to by all of the Managing Agents in writing from time to time, which Special Concentration Limit is subject to reduction or cancellation by any Managing Agent upon five (5) days' notice to the Borrower, the other Managing Agents, the Program Agent and the Servicer.

"Conduit Lenders" means, collectively, the Persons identified as "Conduit Lenders" on Schedule I and their respective successors and permitted assigns.

"Conduit Lending Limit" means, for any Conduit Lender, the maximum principal amount of the Loans which may be advanced by such Conduit Lender as set forth on Schedule I (or on the signature pages to the Assignment and Acceptance or Joinder Agreement pursuant to which such Conduit Lender became a party hereto), subject to assignment pursuant to Section 10.03, as such amount may be modified from time to time by notice from the related Managing Agent to the Borrower and the Program Agent.

"Consolidated Indebtedness" means at any time all Indebtedness of PSE and its Subsidiaries calculated on a consolidated basis as of such time.

"Contingent Obligation" of a Person means any agreement, undertaking or arrangement by which such Person assumes, guarantees, endorses, contingently agrees to purchase or provide funds for the payment of, or otherwise becomes or is contingently liable upon, the obligation or liability of any other Person, or agrees to maintain the net worth or working capital or other financial condition of any other Person, or otherwise assures any creditor of such other Person against loss, *including, without limitation,* any comfort letter, operating agreement, take or pay contract, application for a letter of credit or the obligations of any such Person as general partner of a partnership with respect to the liabilities of the partnership.

"Contract" means an agreement, instrument or other writing, tariff or other arrangement, including a purchase order or invoice, pursuant to or under which a Person is obligated to pay for goods purchased from, or services rendered by, the Originator from time to time.

"CP Costs" means, for each day, the sum of (i) discount or yield accrued on Pooled Commercial Paper of any Conduit Lender administered by JPMorgan on such day, plus (ii) any and all accrued commissions in respect of placement agents and commercial paper dealers, and issuing and paying agent fees incurred, in respect of Pooled Commercial Paper of such Conduit Lender for such day, minus (iii) any accrual of income net of expenses received on such day from investment of collections received under all receivable purchase or financing facilities funded substantially with Pooled Commercial Paper of such Conduit Lender, minus (iv) any payment received on such day net of expenses in respect of Liquidation Fees related to the prepayment of any purchaser interest of such Conduit Lender pursuant to the terms of any receivable purchase or financing facilities funded substantially with Pooled Commercial Paper; provided, however, that in addition to the foregoing costs, if the Borrower shall request any additional Borrowing by such Conduit Lender during any period of time determined by such Conduit Lender's Managing Agent in its sole discretion to result in an incrementally higher CP Costs applicable to such additional Purchase, the Tranche associated with any such additional Borrowing shall, during such period, be deemed to be funded by such Conduit Lender in a special pool (which may include capital associated with other receivable purchase facilities) for purposes of determining such higher CP Costs applicable only to such special pool and charged each day during such period against such Tranche.

"CP Rate" means:

(a)   with respect to any Conduit Lender for which CNAI is the Managing Agent, for any Tranche Period for any Tranche, to the extent such Conduit Lender funds such Tranche by issuing Promissory Notes, the per annum rate equivalent to the weighted average cost (as reasonably determined by the related Managing Agent, and which shall include (without duplication) the fees and commissions of placement agents and dealers, incremental carrying costs incurred with respect to Promissory Notes maturing on dates other than those on which corresponding funds are received by such Conduit Lender, and other borrowings by such Conduit Lender) to the extent related to the issuance of Promissory Notes that are allocated, in whole or in part, by such Conduit Lender or its related Managing Agent to fund or maintain such Tranche during such Tranche Period; provided, however, that if any component of any such rate is a discount rate, in calculating the "CP Rate" for such Tranche Period, the related Managing Agent shall for such component use the rate resulting from converting such discount rate to an interest bearing equivalent rate per annum;

(b)   with respect to any Conduit Lender for which JPMorgan is the Managing Agent, for any Tranche Period for any Tranche, to the extent such Conduit Lender funds such Tranche by issuing Promissory Notes, a per annum rate equal to a fraction, expressed as a percentage, the numerator of which shall be equal to the sum of the CP Costs, determined on a pro rata basis, based upon the percentage share that the dollar amount of such Tranche represents in relation to all assets or investments associated with any assets held by such Conduit Lender and funded substantially with Pooled Commercial Paper, for each day during such Tranche Period (or portion thereof), and the denominator of which is the weighted daily average Principal Balance of such Tranche during such Tranche Period; and

(c)   for any Tranche Period for any Tranche funded by a Conduit Lender that becomes a party to this Agreement pursuant to an Assignment and Acceptance or Joinder Agreement, to the extent such Conduit Lender funds such Tranche by issuing Promissory Notes, the "CP Rate" set forth in such Assignment and Acceptance or Joinder Agreement, as applicable.

"Credit and Collection Policy" means, with respect to any Receivable, the credit and collection policies and practices attached as Exhibit A hereto relating to such Receivable and the related Obligor as modified from time to time in accordance with the terms of Section 5.02(c).

"Customer Deposits" means any cash held by the Originator, Borrower or Servicer for the account of an Obligor as security for, or for application to, the payment of the Receivables of such Obligor.

"Customer Deposit Overconcentration Amount" means, at any time, the amount by which (a) the aggregate Customer Deposits at such time exceeds (b) the product of (i) the percentage set forth on Schedule IV hereto under the heading "Customer Deposit Overconcentration Percentage" applicable to the Ratings Period then in effect at such time and (ii) the aggregate Customer Deposits at such time.

"Daily Report" means a report furnished by the Servicer to the Managing Agents on each Daily Reporting Date pursuant to Section 6.07, in substantially the form of Exhibit C-3.

"Daily Reporting Period" means any period during which PSE's Debt Rating shall be B or lower by S&P, or B2 or lower by Moody's.

"Days Sales Outstanding Ratio" means at any time, the ratio (expressed as a percentage) computed by multiplying (i) the aggregate Outstanding Balance of all Receivables as of the close of business on the last day of the prior Monthly Period divided by the aggregate amount of Collections received during such Monthly Period and (ii) 30.

"Debt Rating" means, with respect to any Person at any time the issuer rating assigned by S&P for such Person or the corporate credit rating assigned by Moody's to such Person, in each case without giving effect to any third party credit enhancement.

"Default Ratio" means, as of any Monthly Reporting Date and continuing to (but excluding) the next succeeding Monthly Reporting Date, the fraction (expressed as a percentage) determined as of the last day of the immediately preceding Monthly Period by dividing (i) the aggregate Outstanding Balance of all Billed Receivables that are Defaulted Receivables on such date by (ii) the aggregate Outstanding Balance of all Receivables on such date.

"Defaulted Receivable" means a Receivable: (i) as to which any payment, or part thereof, remains unpaid for ninety-one (91) or more days from the original due date thereof, (ii) as to which the Obligor thereof is subject to an Event of Bankruptcy or (iii) which, consistent with the Credit and Collection Policy, has been or should be written off as uncollectible.

"Deposit Account" means each depositary account, concentration account or other similar account into which Collections are collected or deposited.

"Deposit Account Bank" means a financial institution at which a Deposit Account is maintained.

"Diluted Receivable" means that portion, and only that portion, of any Receivable which is either (a) reduced or canceled as a result of a Dilution Factor or (b) subject to any specific dispute, offset, counterclaim or defense whatsoever.

"Dilution Factor" means any of the following factors giving rise to dilution: (i) any defective, rejected or returned merchandise or services, any cash discount, or any failure by the Originator to deliver any merchandise or perform any services or otherwise perform as required by the underlying Contract or invoice, (ii) any change, allowance or cancellation of any terms of such Contract or invoice or any other adjustment by the Originator which reduces the amount payable by the Obligor on the related Receivable and (iii) any setoff in respect of any claim by the Obligor thereof (whether such claim arises out of the same or a related transaction or an unrelated transaction).

"Dilution Horizon Factor" means, as of any date a ratio (expressed as a percentage), computed as of the last day of the most recently ended Monthly Period by dividing (i) the sum of (a) the aggregate Original Balance of all Receivables generated during the two (2) most recently ended Monthly Periods plus (b) the aggregate Outstanding Balance of all Unbilled Receivables as of the last day of the most recently ended Monthly Period, by (ii) (a) the aggregate Outstanding Balance of all Receivables other than Receivables as to which any payment, or part thereof, remains unpaid for sixty-one (61) or more days from the original due date thereof minus (b) the aggregate amount of Unapplied Cash/Credit Memos as of the last day of the most recently ended Monthly Period.

"Dilution Ratio" means, as of any date, the ratio (expressed as a percentage) computed as of the last day of the most recently ended Monthly Period by dividing (i) the portion of all Receivables which became Diluted Receivables during such Monthly Period by (ii) the aggregate Original Balance of all Receivables generated during the second Monthly Period preceding the most recently ended Monthly Period.

"Dilution Reserve Floor Percentage" means, at any time, the product of (a) the average of the Dilution Ratios for the twelve (12) most recently ended Monthly Periods and (b) the Dilution Horizon Factor at such time.

"Dilution Volatility Ratio" means, as of any date, a ratio (expressed as a percentage) equal to the product of (i) the highest of the Two-Month Dilution Ratios calculated for each of the twelve most recently ended Monthly Periods minus the average of the Dilution Ratios calculated for each of the twelve most recently ended Monthly Periods, and (ii) the ratio calculated by dividing the highest of the Two-Month Dilution Ratios calculated for each of the twelve most recently ended Monthly Periods by the average of the Dilution Ratios calculated for each of the twelve most recently ended Monthly Periods.

"Dollars" and "$" each mean the lawful currency of the United States of America.

"Dynamic Dilution Reserve Percentage" means, as of any Monthly Reporting Date and continuing to (but excluding) the next succeeding Monthly Reporting Date, a percentage, determined as of the last day of the immediately preceding Monthly Period, equal to the product of (a) the sum of (i) the product of (A) the Stress Factor and (B) the average of the Dilution Ratios for the twelve (12) most recently ended Monthly Periods, plus (ii) the Dilution Volatility Ratio as of such day, and (b) the Dilution Horizon Factor as of such day.

"Dynamic Loss Reserve Percentage" means, as of any Monthly Reporting Date and continuing to (but excluding) the next succeeding Monthly Reporting Date, a percentage determined as of the last day of the immediately preceding Monthly Period equal to the product of (i) the Stress Factor on such date, (ii) the Loss Horizon Ratio on such date and (iii) the highest of the Three-Month Loss Ratios calculated for each of the twelve most recently ended Monthly Periods.

"Effective Date" means December 20, 2005.

"Eligible Institution" means a financial institution approved by the Managing Agents and the Program Agent.

"Eligible Receivable" means, at any time, a Receivable:

(a)   that is not a Receivable (i) as to which any payment, or part thereof, remains unpaid for sixty-one (61) or more days from the original due date thereof, (ii) as to which, to the actual knowledge of Borrower or the Servicer, the Obligor thereof is subject to an

Event of Bankruptcy or (iii) which, consistent with the Credit and Collection Policy, has been or should be written off as uncollectible,

(b)   that, if a Billed Receivable, by its terms is due and payable within 30 days of the original billing date therefor and has not had its payment terms extended,

(c)   that is an "account" or "general intangible" within the meaning of Section 9-102 of the UCC of all applicable jurisdictions,

(d)   that is denominated and payable only in Dollars in the United States or for which payment is guaranteed in Dollars,

(e)   the Obligor of which maintains a service address in the United States,

(f)   the Obligor of which is not an Affiliate of any of the parties hereto or Originator,

(g)   which does not arise under a Contract created pursuant to a public assistance program, nor require payments based on a percentage of Obligor's income,

(h)   that arises under a Contract that, together with such Receivable, is in full force and effect and constitutes the legal, valid and binding obligation of the related Obligor enforceable against such Obligor in accordance with its terms subject to no offset, counterclaim or other defense, except as such enforcement may be limited by applicable bankruptcy, insolvency or other similar laws affecting creditors' rights generally,

(i)   that arises under a Contract that (A) does not require the Obligor under such Contract to consent to the transfer, sale or assignment of the rights and duties of Originator or any of its assignees under such Contract and (B) does not contain a confidentiality provision that purports to restrict the ability of any Secured Party to exercise its rights under this Agreement, *including, without limitation,* its right to review the Contract,

(j)   that arises under a Contract that contains an obligation to pay a specified sum of money, contingent only upon the sale of goods or power or the provision of services by Originator and not by and other Person (in whole or in part),

(k)   that, together with the Contract related thereto, does not contravene any law, rule or regulation applicable thereto *(including, without limitation*, any law, rule or regulation relating to truth in lending, fair credit billing, fair credit reporting, equal credit opportunity, fair debt collection practices and privacy) and with respect to which no part of the Contract related thereto is in violation of any such law, rule or regulation,

(l)   that satisfies in all material respects all applicable requirements of the Credit and Collection Policy,

(m)   that was generated in the ordinary course of Originator's business,

(n)   that is not subject to any right of rescission, set-off, counterclaim, any other defense (including defenses arising out of violations of usury laws) of the applicable Obligor against Originator (it being understood that only a portion of a Receivable equal to the amount of such partial rescission, set-off, counterclaim or defense, if the amount of such partial rescission, set-off, counterclaim or defense can be quantified, shall be deemed not to be an Eligible Receivable) or any other Adverse Claim, and the Obligor thereon holds no right as against Originator to cause Originator to repurchase the goods or merchandise the sale of which shall have given rise to such Receivable (except with respect to sale discounts effected pursuant to the Contract, or defective goods returned in accordance with the terms of the Contract),

(o)   as to which Originator has satisfied and fully performed all obligations on its part with respect to such Receivable required to be fulfilled by it, and no further action is required to be performed by any Person with respect thereto other than payment thereon by the applicable Obligor,

(p)   all right, title and interest to and in which has been validly transferred by Originator directly to Borrower under and in accordance with the Receivables Sale Agreement, and Borrower has good and marketable title thereto free and clear of any Adverse Claim,

(q)   that is an account receivable representing all or a part of the sales price of merchandise sold or services rendered within the meaning of Section 3(c)(5) of the Investment Company Act of 1940, as amended

(r)   that, if funded with the proceeds of Promissory Notes, would constitute a "current transaction" within the meaning of Section 3(a)(3) of the Securities Act of 1933, as amended, and

(s)   which, if an Unbilled Receivable, has remained unbilled for not more than 31 days since the date of creation.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended or any successor statute.

"ERISA Affiliate" means (a) a corporation which is a member of a controlled group of corporations with PSE within the meaning of Section 414(b) of the IRC, (b) a trade or business (whether or not incorporated) which is under common control with PSE within the meaning of Section 414(c) of the IRC or Section 4001(b)(1) of ERISA, (c) a member of an affiliated service group with PSE within the meaning of Section 414(m) of the IRC, or (d) an entity treated as under common control with PSE by reason of Section 414(o) of the IRC.

"ERISA Plan" means any employee benefit plan (a) maintained by PSE or any ERISA Affiliate, or to which any of them contributes or is obligated to contribute, for its employees and (b) covered by Title IV of ERISA or to which Section 412 of the IRC applies.

"Eurocurrency Liabilities" has the meaning assigned to that term in Regulation D of the Board of Governors of the Federal Reserve System, as in effect from time to time.

"Event of Bankruptcy" means, with respect to any Person:

(a)   such Person shall fail generally to pay its debts as they come due, or shall make a general assignment for the benefit of creditors; or any case or other proceeding shall be instituted by such Person seeking to adjudicate it as bankrupt or insolvent, or seeking liquidation, reorganization, debt arrangement, dissolution, winding up, or composition or readjustment of debts of it or its debts under the Federal Bankruptcy Code or any other law relating to bankruptcy, insolvency, reorganization, winding up or composition or adjustment of debts, or seeking the entry of an order for relief or the appointment of a trustee, receiver, custodian, liquidator, assignee, sequestrator or the like for such Person or all or substantially all of its assets; or such Person shall take any corporate or limited liability company action to authorize any of such actions; or

(b)   a case or other proceeding shall be commenced, without the application or consent of such Person in any court seeking the liquidation, reorganization, debt arrangement, dissolution, winding up, or composition or readjustment of debts of such Person, the appointment of a trustee, receiver, custodian, liquidator, assignee, sequestrator or the like for such Person or all or substantially all of its assets, or any similar action with respect to such Person under the Federal Bankruptcy Code or any other law relating to bankruptcy, insolvency, reorganization, winding up or composition or adjustment of debts, and (A) such case or proceeding shall continue undismissed, or unstayed and in effect, for a period of sixty (60) consecutive days or (B) an order for relief in respect of such Person shall be entered in such case or proceeding or a decree or order granting such other requested relief shall be entered.

"Event of Termination" has the meaning set forth in Section 7.01.

"Excess Interest" means, in respect of Cash Secured Advances at any time, the excess of (a) the aggregate unpaid accrued interest on the Cash Secured Advances at such time over (b) the aggregate interest, dividends and any net investment gains received by the applicable Managing Agent in respect of the Cash Collateral and available for withdrawal from the Collateral Advance Account at such time.

"Excluded Receivables" means all receivables of the Originator other than the Receivables.

"Face Amount" means in relation to any Promissory Notes (a) if issued on a discount basis, the face amount stated therein and (b) if issued on an interest-bearing basis, the principal amount stated therein plus the amount of all interest accrued or to accrue thereon on or prior to its stated maturity date.

"Facility Documents" means collectively, this Agreement, the Receivables Sale Agreement, the Fee Letter, each Blocked Account Agreement, each Lock-Box Transfer Notice and all other agreements, documents and instruments delivered pursuant thereto or in connection therewith.

"Facility Limit" means $200,000,000, adjusted as necessary to give effect to the application of any Joinder Agreement, any reduction pursuant to Section 2.01(b) and any change in the amount of any Lender Group Limit.

"Federal Funds Rate" means, with respect to any Lender for any period, a fluctuating interest rate per annum equal (for each day during such period) to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day (or, if such day is not a Business Day, for the immediately preceding Business Day) by the Federal Reserve Bank of New York; or if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the applicable Managing Agent from three federal funds brokers of recognized standing selected by it.

"Fee Letter" means the Fee Letter dated as of the date hereof among the Managing Agents and the Borrower, as the same may be amended, restated, supplemented or otherwise modified from time to time.

"Fee Payment Date" means the third (3rd) Business Day of each Monthly Period.

"Fees" means, collectively, all Liquidity Fees, Program Fees, Administrative Fees and Other Fees.

"Final Collection Date" means the date on or following the Termination Date on which the Aggregate Principal Balance has been reduced to zero and all other Borrower Obligations have been paid in full.

"Finance Charges" means, with respect to a Contract, any finance, interest, late payment charges or similar charges owing by an Obligor pursuant to such Contract.

"GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time.

"Governmental Authority" means any national, state or local government (whether domestic or foreign), any political subdivision thereof or any other governmental, quasi-governmental, judicial, regulatory, public or statutory instrumentality, authority, body, agency, bureau or entity (including any zoning authority, the Federal Energy Regulatory Commission, the Comptroller of the Currency or the Federal Reserve Board, any central bank or any comparable authority) or any arbitrator with authority to bind a party to this Agreement at law.

"Governmental Rule" means any law, rule, regulation, ordinance, order, code interpretation, treaty, judgment, decree, directive, guidelines, policy or similar form of decision of any Governmental Authority.

"Government Receivable" means any Receivable the Obligor of which is a Governmental Authority.

"Government Receivable Overconcentration Amount" means, at any time, the aggregate, for all Obligors which are Governmental Authorities, of the amounts by which the aggregate Outstanding Balance of all Eligible Receivables of such Obligors at such time exceeds the product of (x) the percentage set forth on Schedule IV hereto under the heading "Government

Receivables Overconcentration Percentage" applicable to the Ratings Period then in effect at such time and (y) the aggregate Outstanding Balance of all Receivables at such time.

"Incipient Event of Termination" means any event which, with the giving of notice or lapse of time or both, would constitute an Event of Termination.

"Indebtedness" of a Person means such Person's (i) obligations for borrowed money, (ii) obligations representing the deferred purchase price of Property or services (other than accounts payable arising in the ordinary course of such Person's business payable on terms customary in the trade), (iii) obligations, whether or not assumed, secured by Adverse Claims or payable out of the proceeds or production from Property now or hereafter owned or acquired by such Person, (iv) obligations which are evidenced by notes, bankers' acceptances, or other instruments, (v) obligations to purchase accounts, securities or other Property arising out of or in connection with the sale of the same or substantially similar accounts, securities or Property, (vi) Capitalized Lease Obligations, (vii) other obligations for borrowed money or other financial accommodation which in accordance with GAAP would be shown as a liability on the consolidated balance sheet of such Person, (viii) net liabilities under interest rate swap, exchange or cap agreements, obligations or other liabilities with respect to accounts or notes, (ix) sale and leaseback transactions which do not create a liability on the consolidated balance sheet of such Person, (x) obligations in connection with other transactions (excluding operating leases under GAAP) which are the functional equivalent, or take the place, of borrowing but which do not constitute a liability on the consolidated balance sheet of such Person, and (xi) Contingent Obligations; *provided*, that, except for purposes of Section 7.01(c), the following shall not constitute "Indebtedness": (a) obligations with respect to Trust Preferred Securities that are not due and unpaid; (b) obligations arising under Qualified Receivables Transactions, (c) obligations with respect to preferred stock of such Person outstanding on the date hereof; and (d) obligations with respect to preferred stock of such Person issued after the date hereof.

"Indemnified Party" has the meaning set forth in Section 8.01.

"Independent Director" shall mean a member of the Board of Directors of Borrower who is not at such time, and has not been at any time during the preceding five (5) years, (A) a director, officer, employee or affiliate of Borrower, Originator, or any of their respective Subsidiaries or Affiliates (other than Rainier), or (B) the beneficial owner (at the time of such individual's appointment as an Independent Director or at any time thereafter while serving as an Independent Director) of any of the outstanding common shares of Borrower, Originator, or any of their respective Subsidiaries or Affiliates, having general voting rights.

"Initial Borrowing" means the first Borrowing made pursuant to this Agreement.

"Interest" means, for any Tranche and any Tranche Period, the sum for each day during such Tranche Period of the following:

$$IR \times PB/CB \text{ where:}$$

where:

IR　　　　　　　=　the Interest Rate for such Tranche for such day.

PB	=	the Principal Balance of such Tranche on such day.
CB	=	(i) in the case of a Tranche, the Interest Rate for which is based on the Base Rate, 365 and (ii) in the case of any other Tranche, 360.

"Interest Payment Date" means, (i) with respect to any Tranche which accrues interest at the CP Rate, the third (3rd) Business Day of the month immediately succeeding the related Tranche Period, (ii) with respect to any Base Rate Tranche, the third (3rd) Business Day of the month immediately succeeding the month in which the related Tranche Period ends, and (iii) with respect to any LIBOR Tranche, the last day of the related Tranche Period and with respect to any such Tranche Period longer than three (3) months, every three months after the first day of the Tranche Period and on the last day of the related Tranche Period.

"Interest Rate" means, with respect to any Tranche for any day (a) to the extent such Tranche is funded on such day by a Conduit Lender through the issuance of Promissory Notes, the CP Rate and (ii) otherwise, the Alternative Rate; provided, that at all times following the occurrence and during the continuation of an Event of Termination, the Interest Rate for each Tranche on each day shall be an interest rate per annum equal to the Base Rate in effect from time to time plus 2.00%.

"IRC" means the Internal Revenue Code of 1986, as amended from time to time, and any successor statute.

"IRS" means the Internal Revenue Service of the United States of America.

"Joinder Agreement" means a joinder agreement substantially in the form set forth as Exhibit I hereto pursuant to which a new Lender Group becomes party to this Agreement.

"JPMorgan" has the meaning set forth in the preamble.

"Law" means any law (including common law), constitution, statute, treaty, regulation, rule, tariff, ordinance, order, injunction, writ, decree or award of any Governmental Authority.

"Lender" means any Conduit Lender or Committed Lender, as applicable, and "Lenders" means, collectively, the Conduit Lenders and the Committed Lenders.

"Lender Group" means any Managing Agent and its related Conduit Lenders and Committed Lenders.

"Lender Group Limit" means, for any Lender Group, the amount set forth on Schedule I (or in the Joinder Agreement pursuant to which such Lender Group became party hereto) subject to assignment pursuant to Section 10.03, as such amount may be reduced in accordance with Section 2.01(b).

"Lender Group Percentage" means, for any Lender Group, the percentage equivalent to a fraction (expressed out to five decimal places), the numerator of which is the aggregate Commitments of all Committed Lenders in such Lender Group and the denominator of which is the Aggregate Commitment.

"Level 1 Ratings Period" means any period of time during which the Debt Rating of PSE is (i) BBB- or higher by S&P and (ii) Baa3 or higher by Moody's.

"Level 2 Ratings Period" means any period of time, other than a Level 2A Ratings Period, a Level 3 Ratings Period, Level 4 Ratings Period, Level 4A Ratings Period or Level 5 Ratings Period, during which the Debt Rating of PSE is below (i) BBB- by S&P or (ii) Baa3 by Moody's.

"Level 2A Ratings Period" means any period of time, during which the Debt Rating of PSE is (i) BB+ by S&P and (ii) Ba1 by Moody's.

"Level 3 Ratings Period" means any period of time, other than a Level 4 Ratings Period, Level 4A Ratings Period or Level 5 Ratings Period, during which the Debt Rating of PSE is below (i) BB+ by S&P or (ii) Ba1 by Moody's.

"Level 4 Ratings Period" means any period of time, other than a Level 4A Ratings Period or Level 5 Ratings Period, during which the Debt Rating of PSE is below (i) BB- by S&P or (ii) Ba3 by Moody's.

"Level 4A Ratings Period" means any period of time other than any other Ratings Period during which the Debt Rating of PSE is (i) B or higher by S&P and (ii) B2 or higher by Moody's.

"Level 5 Ratings Period" means any period of time during which the Debt Rating of PSE is (a) below (i) B by S&P or (ii) B2 by Moody's, or (b) withdrawn by either S&P or Moody's.

"LIBO Rate" means, for any Tranche for any Tranche Period, the rate determined by the related Managing Agent by reference to the British Bankers' Association Interest Settlement Rate for deposits in Dollars, with a maturity comparable to such Tranche Period, appearing on page 3750 of the Telerate Service (or any such page as may replace page 3750 on such service or any successor to or substitute for such service, providing rate quotations comparable to those currently provided by such service, as determined by the related Managing Agent from time to time for purposes of providing quotations of interest rates applicable to deposits in Dollars in the London interbank market) at approximately 11:00 a.m., London time, on the second Business Day before the first day of such Tranche Period. In the event that such rate is not available at such time for any reason, then the "LIBO Rate" shall be the rate at which deposits in Dollars in a principal amount of not less than $1,000,000 and for a maturity comparable to such Tranche Period are offered by the related Reference Bank in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, on the second Business Day before (and for value on) the first day of such Tranche Period.

"LIBO Rate Reserve Percentage" means, for any Tranche Period in respect of which Interest is computed by reference to the LIBO Rate, the reserve percentage applicable two Business Days before the first day of such Tranche Period under regulations issued from time to time by the Board of Governors of the Federal Reserve System (or any successor) (or if more than one such percentage shall be applicable, the daily average of such percentages for those days in such Tranche Period during which any such percentage shall be so applicable) for determining the maximum reserve requirement (including, without limitation, any emergency, supplemental or other marginal reserve requirement) with respect to liabilities or assets consisting of or including Eurocurrency Liabilities (or with respect to any other category of liabilities that includes deposits by reference to which the interest rate on Eurocurrency Liabilities is determined) having a term equal to such Tranche Period.

"LIBOR Tranche" has the meaning set forth in Section 2.03(b).

"Liquidation Fee" means for any Tranche Period of any LIBOR Tranche held by a Lender (i) the amount, if any, by which the additional Interest which would have accrued during such Tranche Period on the reductions of the Principal Balance of the LIBOR Tranche relating to such Tranche Period had a reduction of the Principal Balance not occurred, exceeds (ii) the income, if any, received by the Lender which holds such LIBOR Tranche from the investment of the proceeds of such reductions of Principal Balance. A certificate as to the amount of any Liquidation Fee (including the computation of such amount) shall be submitted by the affected Lender to the Borrower and shall be conclusive and binding for all purposes, absent manifest error.

"Liquidity Fee" has the meaning set forth in the Fee Letter.

"Liquidity Provider" means any of the financial institutions from time to time party to any Asset Purchase Agreement or any liquidity loan agreement or similar arrangement with a Conduit Lender.

"Loan" means a loan made to the Borrower pursuant to Article II.

"Lock-Box" means any post office box maintained by the Originator, the Servicer or a Deposit Account Bank, in each case, for the purpose of receiving payments on Receivables or other Collections.

"Lock-Box Transfer Notice" means a notice in substantially the form attached hereto as Exhibit K.

"Loss Horizon Ratio" means, as of any date, a ratio computed by dividing (i) the sum of (a) the aggregate Original Balance of all Billed Receivables created by the Originator during the four most recently ended Monthly Periods and (b) the aggregate Outstanding Balance of all Unbilled Receivables as of such day by (ii) the amount equal to (a) the Outstanding Balance of all Receivables other than Receivables as to which any payment, or part thereof, remains unpaid for sixty-one (61) or more days from the original due date thereof as of the last day of the most recently ended Monthly Period minus (b) the aggregate Unapplied Cash/Credit Memos as of the last day of the most recently ended Monthly Period.

"Loss Ratio" means, as of any date, the ratio (expressed as a percentage) determined by dividing (i) the sum of (a) the aggregate Outstanding Balance of all Receivables that remained unpaid at least 91 days, but not greater than 120 days from their respective original due dates as of the most recently ended Monthly Period, plus (b) the aggregate Outstanding Balance of all Receivables that were (or should have been in accordance with the Credit and Collection Policy) written off during such Monthly Period but which remained unpaid less than 91 days from their respective original due dates by (ii) the aggregate Outstanding Balance of all Billed Receivables generated during the fourth Monthly Period prior to the most recently ended Monthly Period.

"Loss Reserve Floor Percentage" means, at any time, (a) during a Level 1 Ratings Period, Level 2 Ratings Period or Level 2A Ratings Period, the product of (i) 4 and (ii) the Normal Concentration Limit, and (b) during any other Ratings Period, the product of (i) 5 and (ii) the Normal Concentration Limit.

"Majority Committed Lenders" means, at any time, Committed Lenders whose Commitments together exceed fifty percent (50%) of the Aggregate Commitment at such time.

"Majority Managing Agents" means, at any time, Managing Agents whose Lender Group Limits together exceed fifty percent (50%) of the Facility Limit at such time.

"Managing Agent" means, as to any Conduit Lender or Committed Lender, the Person listed on Schedule I as the "Managing Agent" for such Lenders, together with its respective successors and permitted assigns.

"Material Adverse Effect" means a material adverse effect on (i) the financial condition, operations or prospects of any Borrower Party and its Subsidiaries, (ii) the ability of any Borrower Party to perform its obligations under this Agreement or any other Facility Document, (iii) the legality, validity or enforceability of this Agreement or any other Facility Document, (iv) any Secured Party's interest in the Receivables generally or in any significant portion of the Receivables, the Related Security or the Collections with respect thereto, or (v) the collectibility of the Receivables generally or of any material portion of the Receivables.

"Monthly Period" means each calendar month.

"Monthly Report" means a report, in substantially the form of Exhibit C-1, furnished by the Servicer to the Managing Agents for the Lenders pursuant to Section 6.07.

"Monthly Reporting Date" means the fifteenth (15th) day of each Monthly Period (or, if such day is not a Business Day, the next succeeding Business Day).

"Monthly Reporting Period" means any period during which the PSE's Debt Rating shall be BB+ or higher by S&P and Ba1 or higher by Moody's.

"Moody's" means Moody's Investors Service, Inc., and its successors.

"Multiemployer Plan" means any ERISA Plan that is a multiemployer plan (as defined in Section 4001(a)(3) of ERISA).

"Net Worth" means PSE's consolidated stockholders' equity.

"Net Receivables Pool Balance" means at any time, an amount equal to the Outstanding Balances of all Receivables reduced, without duplication, by the sum of (i) the Outstanding Balance of all Receivables that are not Eligible Receivables, (ii) the aggregate amount of Unapplied Cash/Credit Memos at such time, (iii) the Obligor Overconcentration Amount at such time, (iv) the Government Receivable Overconcentration Amount at such time, (v) the Unbilled Receivables Overconcentration Amount at such time, (vi) the Customer Deposit Overconcentration Amount at such time, (vii) the Taxes Overconcentration Amount at such time, (viii) the credit balance portion of all Receivables arising under an Obligor's account which are subject to a balanced or levelized payment plan of Originator at such time, (ix) the aggregate amount of Finance Charges then due and owing with respect to all Eligible Receivables at such time and (x) the Unbilled Adjustment Factor for Ineligible Billed Receivables at such time.

"Normal Concentration Limit" means, at any time with respect to any Obligor, 2.25% of the Net Receivables Pool Balance.

"Obligor" means any Person obligated to make payments pursuant to a Contract.

"Obligor Overconcentration Amount" means, at any time, the aggregate, for all Obligors, of the amounts by which the aggregate Outstanding Balance of all Eligible Receivables of each such Obligor and its Affiliates exceeds the product of (i) the applicable Concentration Limit for such Obligor at such time, and (ii) the Net Receivables Pool Balance at such time.

"Official Body" means any Governmental Authority or any accounting board or authority (whether or not part of a government) which is responsible for the establishment or interpretation of national or international accounting principles, in each case whether foreign or domestic.

"Original Balance" means, with respect to any Receivable, the Outstanding Balance of such Receivable on the date it was originated.

"Originator" means Puget Sound Energy, Inc.

"Other Fees" means amounts owed by the Borrower hereunder pursuant to Sections 2.10, 2.11, 2.12, 2.13, 8.01 and 10.10.

"Outstanding Balance" means, with respect to a Receivable at any time, the then outstanding principal balance thereof.

"Participant" has the meaning specified in Section 10.03(f).

"Past Due Ratio" means the ratio computed as of the most recently ended Monthly Period by dividing (i) the sum of (a) all Receivables which remained unpaid at least 61 days, but not greater than 90 days from their respective original due dates as of the most recently ended Monthly Period plus (b) the aggregate Outstanding Balance of all Receivables that were (or should have been in accordance with the Credit and Collection Policy) written off during such Monthly Period by (ii) the aggregate Original Balance of all Billed Receivables generated during the third Monthly Period prior to the most recently ended Monthly Period.

"PBGC" means the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA.

"Permitted Investments" shall mean:

(a)   direct obligations of, or guaranteed as to the full and timely payment of principal and interest by, the United States or obligations of any agency or instrumentality thereof, if such obligations are backed by the full faith and credit of the United States;

(b)   federal funds, certificates of deposit, time deposits, bankers' acceptances (which shall each have an original maturity of not more than ninety (90) days and, in the case of bankers' acceptances, shall in no event have an original maturity of more than 365 days) or demand deposits of any United States depository institution or trust company organized under the laws of the United States or any state and subject to supervision and examination by federal and or state banking authorities; provided, that the short-term obligations of such depository institution or trust company are rated in one of the two highest available rating categories by the Rating Agencies on the date of acquisition thereof;

(c)   commercial paper (having original maturities of not more than thirty (30) days) of any corporation incorporated under the laws of the United States or any state thereof which is rated A-1 or better by S&P and P-1 by Moody's on the date of acquisition thereof;

(d)   securities of money market funds rated AA or better by S&P and Aa or better by Moody's on the date of acquisition thereof; or

(e)   repurchase obligations secured by an investment described in clause (a) above with a market value greater than the repurchase obligation, provided that such security is held by a third party custodian which has a rating for its short-term, unsecured debt or commercial paper (other than such obligations the rating of which is based on the credit of a Person other than such custodian) of P-1 by Moody's and at least A-1 by S&P on the date of acquisition thereof.

"Person" means an individual, partnership, corporation (including a business trust), joint stock company, limited liability company, trust, unincorporated association, joint venture, Governmental Authority or other entity.

"Pooled Commercial Paper" means Promissory Notes of a Conduit Lender subject to any particular pooling arrangement by such Conduit Lender, but excluding Promissory Notes issued by such Conduit Lender for a tenor and in an amount specifically requested by any Person in connection with any agreement effected by such Conduit Lender.

"Prime Rate" means, with respect to any Lender Group, the rate of interest announced publicly by the related Reference Bank from time to time as its prime or base rate (such rate not necessarily being the lowest or best rate charged by such Reference Bank).

"Principal Balance" means with respect to any Tranche, the original principal amount of a Loan made hereunder that has been allocated to such Tranche pursuant to Section 2.03(a), as such amount may be divided or combined in accordance therewith, in each case as reduced from time to time by (i) payments made in accordance with Section 2.05 and (ii) Collections received by the applicable Lender holding such Tranche from distributions made pursuant to Section 2.06 or Section 2.07, as applicable, that have been applied to reduce the Principal Balance of such Tranche (or during the Term Period, deposited in the Collateral Advance Account); provided, that if such Principal Balance shall have been reduced by any distribution and thereafter all or a portion of such distribution is rescinded or must otherwise be returned for any reason, such Principal Balance shall be increased by the amount of such rescinded or returned distribution, as though it had not been received by such Lender.

"Program Agent" means JPMorgan, in its capacity as agent for the Lenders, together with its successors and permitted assigns.

"Program Fee" has the meaning set forth in the Fee Letter.

"Program Fee Rate" has the meaning set forth in the Fee Letter.

"Prohibited Transaction" means any transaction set forth in Section 406 of ERISA or Section 4975 of the IRC which is not exempt under Section 408 of ERISA or Section 4975(d) of the IRC (or any exemption issued thereunder).

"Promissory Notes" means commercial paper promissory notes issued by a Conduit Lender.

"Property" of a Person means any and all property, whether real, personal, tangible, intangible, or mixed, of such Person, or other assets owned, leased or operated by such Person.

"Pro Rata Share" means, at any time for any Committed Lender in any Lender Group, (a) the Commitment of such Committed Lender at such time divided by the sum of the Commitments of all Committed Lenders in such Lender Group at such time and (b) after the Commitments of all the Committed Lenders in such Lender Group have been terminated, the outstanding principal amount of the Loans funded by such Committed Lender at such time divided by the outstanding principal amount of the Loans funded by all the Committed Lenders in such Lender Group at such time.

"PSE" has the meaning set forth in the preamble hereto.

"Qualified Receivables Transaction" means any transaction or series of transactions that may be entered into by PSE or any Subsidiary pursuant to which PSE or any Subsidiary may sell, convey, pledge or otherwise transfer to a newly-formed Subsidiary or other special purpose entity, or any other Person, any accounts receivable (including chattel paper, instruments and general intangibles) or notes receivable and the rights and certain other property related thereto; provided that the Receivables Transaction Attributed Indebtedness incurred in all such transactions or series of transactions does not exceed $200,000,000 at any time outstanding.

"Rainier" means Rainier Receivables, Inc., a Washington corporation.

"Rate Type" means the Adjusted LIBO Rate, the Base Rate or the CP Rate.

"Rating Agencies" means each of S&P and Moody's or their respective successors.

"Ratings Period" means each of a Level 1 Ratings Period, Level 2 Ratings Period, Level 2A Ratings Period, Level 3 Ratings Period, Level 4 Ratings Period, Level 4A Ratings Period, and Level 5 Ratings Period.

"Receivable" means all indebtedness and other obligations arising in connection with the sale of goods or the rendering of services by Originator and which are owed to Originator (at the time it arises, and before giving effect to any transfer or conveyance thereof) or Borrower (after giving effect to transfers or conveyances under the Receivables Sale Agreement) or in which Borrower or Originator has a security interest or other interest, *including, without limitation*, any indebtedness, obligation or interest constituting an account, chattel paper, instrument or general intangible, and which are identified on the books and records of Originator or Borrower (including its accounting system) with the account code "FERC 142 Account Receivable", interest, finance charges, sales taxes and other taxes with respect thereto, and including, with respect to Unbilled Receivables existing on the Termination Date, 100% of the amount thereafter invoiced to any related Obligor after the Termination Date, and further includes, without limitation, the obligation to pay any Finance Charges with respect thereto. Indebtedness and other rights and obligations arising from any one transaction, *including, without limitation,* indebtedness and other rights and obligations represented by an individual invoice, shall constitute a Receivable separate from a Receivable consisting of the indebtedness and other rights and obligations arising from any other transaction; *provided,* that any indebtedness, rights or obligations referred to in the immediately preceding sentence shall be a Receivable regardless of whether the account debtor, Originator or Borrower treats such indebtedness, rights or obligations as a separate payment obligation.

"Receivables Sale Agreement" means that certain Receivables Sale Agreement dated as of the date hereof between the Originator and the Borrower, as amended, restated, supplemented or otherwise modified from time to time.

"Receivables Transaction Attributed Indebtedness" means, with respect to any Qualified Receivables Transaction on any date of determination, the unrecovered purchase price on such date of all assets sold, conveyed, pledged or otherwise transferred by PSE or any Subsidiary to the third-party conduit entity or other receivables credit provider under such Qualified Receivables Transaction.

"Records" means all Contracts and all other agreements, documents, instruments, books, records and other information (including, without limitation, computer programs, tapes, discs, punch cards, data processing software and related property and rights) with respect to the Receivables, the related Obligors and the Related Security.

"Reference Bank" means, with respect to any Lender Group, the financial institution identified as the Reference Bank for such Lender Group on Schedule I or such other financial institution as shall be specified by the Managing Agent for such Lender Group in a written notice to the Borrower.

"Related Entity" means the Originator and each of its Affiliates and their respective successors.

"Related Security" means, with respect to any Receivable:

(a)   all of Borrower's interest in the inventory and goods (including returned or repossessed inventory or goods), if any, the sale, licensing, financing or lease of which by Originator gave rise to such Receivable, and all insurance contracts with respect thereto,

(b)   all other security interests or liens and property subject thereto from time to time, if any, purporting to secure payment of such Receivable, whether pursuant to the Contract related to such Receivable or otherwise, together with all financing statements and security agreements describing any collateral securing such Receivable,

(c)   all guaranties, letters of credit, insurance, "supporting obligations" (within the meaning of Section 9-102(a) of the UCC of all applicable jurisdictions) and other agreements or arrangements of whatever character from time to time supporting or securing payment of such Receivable whether pursuant to the Contract related to such Receivable or otherwise,

(d)   all service contracts and other contracts and agreements associated with such Receivable,

(e)   all Records related to such Receivable,

(f)   all of Borrower's right, title and interest in, to and under the Receivables Sale Agreement with respect to such Receivable,

(g)   all of Borrower's right, title and interest in and to each Lock-Box, each Deposit Account and the Collection Account, and any and all agreements related thereto, and

(h)   all proceeds of any of the foregoing.

"Release" has the meaning specified in Section 2.06(a)(v).

"Reportable Event" means any of the events identified in section 4043(c) of ERISA for which the 30-day notice requirement has not been waived by statute, regulation or otherwise.

"Required Reserves" means, at any time, the sum of the Yield and Servicer Fee Reserve and the Combined Reserve at such time.

"Restricted Junior Payment" means (i) any dividend or other distribution, direct or indirect, on account of any shares of any class of capital stock of Borrower now or hereafter outstanding, except a dividend payable solely in shares of that class of stock or in any junior class of stock of Borrower, (ii) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any shares of any class of capital stock of Borrower now or hereafter outstanding, (iii) any payment made to redeem, purchase, repurchase or retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of capital stock of Borrower now or hereafter outstanding, and (iv) any payment of management fees by Borrower (except for reasonable management fees to the Originator or its Affiliates in reimbursement of actual management services performed).

"S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

"Scheduled Termination Date" means December 19, 2006, unless such date is extended pursuant to Section 2.01(c).

"Secured Parties" means, collectively, the Lenders, each Managing Agent, the Program Agent and each other Indemnified Party.

"Servicer" means PSE, or such other Person(s) then authorized pursuant to Section 6.01 to service, administer, bill and collect Receivables.

"Servicer Fee" has the meaning set forth in Section 6.08; provided, that if the Servicer is not PSE or an Affiliate of PSE, the Servicer Fee shall be an amount equal to the market rate for servicing similar Receivables.

"Servicer Fee Rate" means a rate per annum equal to 0.25%.

"Servicer Fee Reserve Percentage" means, at any time, for purposes of calculating the Yield and Servicer Fee Reserve, an amount equal to the product of (a) the Servicer Fee Rate and (b) the sum of the Three-Month Days Sales Outstanding Ratio plus a collection delay factor of 10 divided by 360.

"Settlement Date" means (i) during any Monthly Reporting Period, the second Business Day immediately following each Monthly Reporting Date, (ii) during any Weekly Reporting Period, the Business Day immediately following each day a Weekly Report is required to be delivered pursuant to Section 6.07, (iii) during any Daily Reporting Period, the Business Day immediately following each day a Daily Report is required to be delivered pursuant to Section 6.07 and (iv) (A) during any period when the conditions precedent set forth in Section 3.02 are not satisfied and (B) on and after the occurrence of the Termination Date each other Business Day specified by the Program Agent (at the direction of any Managing Agent, which, in the discretion of any Managing Agent, may be as frequently as daily) in a written notice to the Borrower and the Servicer.

"Significant Subsidiary" means a "significant subsidiary" (as defined in Regulation S-X of the Securities and Exchange Commission as in effect on the date of this Agreement) of PSE.

"Special Concentration Limit" has the meaning assigned to that term in the definition of "Concentration Limit."

"Springing Lien Indentures" means (i) that certain Indenture of First Mortgage given by PSE (as successor to Washington Natural Gas Company) to BNY Midwest Trust Company (as successor to Harris Trust and Savings Bank), as Trustee, dated as of April 1, 1957, as such has been, and may further be, amended, restated, supplemented or otherwise modified from time to time, which amendments, restatements, supplements and modifications shall include, but not be limited to, all Supplemental Indentures and Security Agreements related thereto and (ii) that certain First and Refunding Mortgage given by PSE (as successor to Puget Sound Power & Light Company) to U.S. Bank National Association (as successor to Old Colony Trust Company of Boston), as Trustee, dated as of June 2, 1924, as such has been, and may further be, amended, restated, supplemented or otherwise modified from time to time, which amendments, restatements, supplements and modifications shall include, but not be limited to, all Supplemental Indentures and Real Estate Mortgages related thereto.

"Stress Factor" means (i) during any Level 1 Ratings Period, Level 2 Ratings Period, or Level 2A Ratings Period, 2.00, (ii) during any Level 3 Ratings Period, Level 4 Ratings Period or Level 4A Ratings Period, 2.25 and (iii) during any Level 5 Ratings Period, 2.50.

"Subsidiary" of a Person means (i) any corporation more than 50% of the outstanding securities having ordinary voting power of which shall at the time be owned or controlled, directly or indirectly, by such Person or by one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries, or (ii) any partnership, limited liability company, association, joint venture or similar business organization more than 50% of the ownership interests having ordinary voting power of which shall at the time be so owned or controlled. Unless otherwise expressly provided, all references herein to a "Subsidiary" shall mean a Subsidiary of Borrower.

"Taxes Overconcentration Amount" means, at any time, the amount by which the aggregate amount of taxes included in the Outstanding Balance of all Receivables exceeds the product of (i) the percentage set forth on Schedule IV hereto under the heading "Taxes Overconcentration Percentage" applicable to the Ratings Period then in effect at such time and (ii) the aggregate amount of taxes included in the Outstanding Balance of all Receivables at such time.

"Termination Date" means the earliest to occur of (i) December 20, 2010, (ii) the declaration or automatic occurrence of the Termination Date pursuant to Section 7.01, and (iii) that Business Day which the Borrower designates as the Termination Date by notice to the Program Agent at least five (5) Business Days prior to such Business Day.

"Term-Out Lender" means any Committed Lender which is a member of a Lender Group for which the Term Period has commenced.

"Term Period" means, for any Lender Group, the period commencing on the Cash Secured Advance Commencement Date, if any, for such Lender Group and ending on the Termination Date.

"Three-Month Days Sales Outstanding Ratio" means, for any Monthly Period, the average of the Days Sales Outstanding Ratio for such Monthly Period and the two immediately preceding Monthly Periods.

"Three-Month Loss Ratio" means, for any Monthly Period, the average of the Loss Ratios for such Monthly Period and the two immediately preceding Monthly Periods.

"Total Capitalization" means, at any time, the sum of the following for PSE and its Subsidiaries, determined on a consolidated basis in accordance with GAAP (without duplication and excluding minority interests in Subsidiaries):

(a)   Net Worth; plus

(b)   the aggregate obligations of PSE with respect to the Trust Preferred Securities; plus

(c)   the aggregate obligations of PSE with respect to any preferred stock of PSE, including any preferred stock subject to majority redemption, plus

(d)   the aggregate outstanding principal amount of all Consolidated Indebtedness.

"Tranche" has the meaning specified in Section 2.03(a).

"Tranche Period" means, with respect to any Tranche:

(a)   in the case of any Tranche in respect of which Interest is computed by reference to the CP Rate, (i) initially, the period commencing on (and including) the first Borrowing Date and ending on (and including) the last day of the Monthly Period in which such Borrowing Date occurs, and (ii) thereafter, each successive period commencing on (but excluding) the last day of the immediately preceding Monthly Period for such Tranche and ending on (and including) the last day of such Monthly Period; and

(b)   in the case of any Tranche in respect of which Interest is computed by reference to the Alternative Rate, each period from one to and including 30 days in the case of a Tranche funded at the Base Rate, or a period of one, two, three or six months or such other period as may be mutually agreeable to the applicable Managing Agent and the Borrower in the case of a Tranche funded at the Adjusted LIBO Rate, as the Borrower shall select in a written notice to the Program Agent and the Lenders not later than 1:00 P.M. (New York City time) on the second Business Day immediately before the first day of such Tranche Period, each such Tranche Period for such Tranche to commence on the last day of the immediately preceding Tranche Period for such Tranche (or if there is no such Tranche Period, on the applicable Borrowing Date thereof), except that if the Program Agent and the Lenders shall not have received such notice before 1:00 P.M. on such second Business Day, such Tranche Period shall be one day; provided, however, that:

(c)   any Tranche Period (other than of one day) which would otherwise end on a day which is not a Business Day shall be extended to the next succeeding Business Day (provided, however, that if Interest in respect of such Tranche Period is computed by reference to the Adjusted LIBO Rate, and such Tranche Period would otherwise end on a day which is not a Business Day, and there is no subsequent Business Day in the same calendar month as such day, such Tranche Period shall end on the next preceding Business Day);

(d)   in the case of any Tranche Period of one day, (A) if such Tranche Period is the initial Tranche Period for a Tranche, such Tranche Period shall be the applicable Borrowing Date; (B) any subsequently occurring Tranche Period which is one day shall, if the immediately preceding Tranche Period is more than one day, be the last day of such immediately preceding Tranche Period and, if the immediately preceding Tranche Period is one day, be the day next following such immediately preceding Tranche Period; and (C) if such Tranche Period occurs on a day immediately preceding a day which is not a Business Day, such Tranche Period shall be extended to the next succeeding Business Day;

(e)   in the case of any Tranche Period for any Tranche which commences before the Termination Date and would otherwise end on a date occurring after the Termination Date, such Tranche Period shall end on the Termination Date and the duration of each Tranche Period which commences on or after the Termination Date shall be a period from and including the last day of the immediately preceding Tranche Period (or, in the case of the initial Tranche Period immediately following the Termination Date, from and including the Termination Date) to but excluding the next Interest Payment Date; and

(f)   at any time when the Base Rate shall have been in effect for a Tranche Period of ten consecutive Business Days, and the conditions set forth in clauses (a) and (d) of the definition of Alternative Rate do not exist, any Lender may, upon one Business Day's notice to the Borrower (with a copy to the Program Agent), select as the next succeeding Tranche Period for such Tranche (and any subsequent Tranche Periods designated by such Lender) a period of one month during which Interest shall be computed by reference to the Adjusted LIBO Rate; provided, however, that prior to such selection the Borrower may notify the applicable Lender that, in view of anticipated Collections and repayments, Interest should continue to be computed by reference to the Base Rate.

"Transaction Parties" means, collectively, the Borrower, the Originator and (so long as it is PSE or an Affiliate thereof) the Servicer.

"Two Month Dilution Ratio" means, for any Monthly Period, the average of the Dilution Ratios for such Monthly Period and the immediately preceding Monthly Period.

"UCC" means the Uniform Commercial Code as from time to time in effect in the applicable jurisdiction.

"Unapplied Cash/Credit Memos" means, as at any time, the sum of (i) the aggregate amount of Collections on hand at such time for payment on account of any Receivable, the Obligor of which has not been identified and (ii) the aggregate Outstanding Balance of all Receivables in respect of which any credit memo issued by the Originator or the Borrower is outstanding at such time.

"Unbilled Adjustment Factor for Ineligible Billed Receivables" means, at any time, the amount equal to the product of (i) the ratio calculated by dividing (a) the Outstanding Balance of all Billed Receivables that are not Eligible Receivables (excluding Receivables as to which any payment, or part thereof, remains unpaid for sixty-one (61) or more days from the original due date thereof) as of the end of the most recently ended Monthly Period by (b) the aggregate amount of outstanding Billed Receivables as of the end of the most recently ended Monthly Period and (ii) the Outstanding Balance of Unbilled Receivables as of the end of the most recently ended Monthly Period.

"Unbilled Receivable" means any Receivable for goods delivered or services performed for the related Obligor, with respect to which no invoice has been submitted to such Obligor for payment of the amount thereof and which is accounted for on the Originator's books and records as "unbilled revenue" in accordance with its financial accounting practices.

"Unbilled Receivable Overconcentration Amount" means, at any time, the excess of (i) the aggregate Outstanding Balance of all Eligible Receivables which are Unbilled Receivables at such time over (ii) the product of (a) the percentage set forth on Schedule IV hereto under the heading "Unbilled Receivables Overconcentration Percentage" applicable to the Ratings Period then in effect at such time and (b) the aggregate Outstanding Balance of all Unbilled Receivables at such time.

"Weekly Report" means a report furnished by the Servicer to the Managing Agents on each Weekly Reporting Date pursuant to Section 6.07, in substantially the form of Exhibit C-2, reflecting information for the seven (7) day period ending on the day immediately preceding such Weekly Reporting Date.

"Weekly Reporting Period" means any period during which PSE's Debt Rating shall be lower than BB+ by S&P or Ba1 by Moody's, but higher than B by S&P and B2 by Moody's.

"Yield and Fee Reserve Percentage" means, on any date, a percentage equal to:

$$((1.5 \text{ x } LR) + AM + PF) \text{ x } ((TDSO + CDF) / 360)$$

where:

LR	=	the one-month LIBO Rate in effect on such date.
AM	=	the Applicable Margin in effect on such date.
PF	=	the Program Fee Rate in effect on such date.
TDSO	=	the Three-Month Days Sales Outstanding Ratio for the most recently ended Monthly Period.
CDF	=	a collection delay factor of 10.

"Yield and Servicer Fee Reserve" means, at any time, an amount equal to the sum of (a) the product of (i) the Yield and Fee Reserve Percentage at such time and (ii) the Aggregate Principal Balance at such time plus (b) the product of (i) the Servicer Fee Reserve Percentage at such time and (ii) the aggregate Outstanding Balance of all Receivables at such time.

SECTION 1.02. Other Terms and Constructions. Under this Agreement, all accounting terms not specifically defined herein shall be construed in accordance with GAAP as in effect in the United States, and all accounting determinations made and all financial statements prepared hereunder shall be made and prepared in accordance with GAAP. All terms used in Article 9 of the UCC in the State of New York, and not specifically defined herein, are used herein as defined in such Article 9. The words "herein," "hereof," and "hereunder" and other words of similar import refer to this Agreement as a whole, including the exhibits and schedules hereto, as the same may from time to time be amended or supplemented and not to any particular section, subsection, or clause contained in this Agreement, and all references to Sections, Exhibits and Schedules shall mean, unless the context clearly indicates otherwise, the Sections hereof and the Exhibits and Schedules attached hereto, the terms of which Exhibits and Schedules are hereby incorporated into this Agreement. The captions and section numbers appearing in this Agreement are inserted only as a matter of convenience and do not define, limit, construe or describe the scope or intent of the provisions of this Agreement. Each of the definitions set forth in Section 1.01 hereof shall be equally applicable to both the singular and plural forms of the defined terms. Unless specifically stated otherwise, all references herein to any agreements, documents or instruments shall be references to the same as amended, restated, supplemented or otherwise modified from time to time.

SECTION 1.03. Computation of Time Periods. Unless otherwise stated in this Agreement, in the computation of a period of time from a specified date to a later specified date, the word "from" means "from and including" and the words "to" and "until" each means "to but excluding."

ARTICLE II
AMOUNTS AND TERMS OF THE LOANS

SECTION 2.01.   The Loans.

(a)   On the terms and subject to the conditions hereof, on the Effective Date, and thereafter from time to time prior to the Termination Date, each Conduit Lender may in its sole discretion, and each Committed Lender shall, if the Conduit Lender in its related Lender Group elects not to, make Loans to the Borrower in an amount, for each Lender Group, equal to its Lender Group Percentage of the amount requested by the Borrower pursuant to Section 2.02; provided that no Lender shall make any such Loan if, after giving effect to such Loan:

(i)   the aggregate outstanding Principal Balance of the Tranches funded by such Lender hereunder shall exceed its Conduit Lending Limit (in the case of a Conduit Lender) or Commitment (in the case of a Committed Lender);

(ii)   the Aggregate Principal Balance shall exceed the Facility Limit; or

(iii)   the Aggregate Principal Balance shall exceed the Borrowing Base.

If there is more than one Committed Lender in a Lender Group, each such Committed Lender shall lend its Pro Rata Share of such Lender Group's Lender Group Percentage of each requested Loan, to the extent such Loan is not made by the related Conduit Lender. Each Borrowing shall be in a minimum principal amount equal to not less than $1,000,000 and in integral multiples of $100,000 in excess thereof. Subject to the foregoing and to the limitations set forth in Section 2.05, the Borrower may borrow, prepay and reborrow the Loans hereunder.

(b)   Reduction of the Facility Limit. The Borrower may, from time to time upon at least five (5) Business Days' prior written notice to each Managing Agent, elect to reduce the Facility Limit in whole or in part, provided that after giving effect to any such reduction and any principal payments on such date, the Aggregate Principal Balance shall not exceed the Facility Limit. Any such reduction shall be in a minimum amount of $5,000,000 or an integral multiple thereof. Any such reduction shall, (i) reduce each Lender Group Limit (and the corresponding Conduit Lending Limit(s)) hereunder ratably in accordance with their respective Lender Group Percentages and (ii) reduce each Committed Lender's Commitment ratably within its Lender Group in accordance with each Committed Lender's Pro Rata Share. Once the Facility Limit is reduced pursuant to this Section 2.01(b) it may not subsequently be reinstated without the consent of each Committed Lender.

(c)   Extension of Scheduled Termination Date. The Borrower may, no more frequently than once each year (commencing in the year 2006) by delivering written notice to the Managing Agents, request the Lenders to extend the date set forth in the definition of "Scheduled Termination Date" (the "Commitment Termination Date") for an additional 364 days past the then applicable Commitment Termination Date, with such extension to become effective as of the date one or more Committed Lenders having Commitments equal to 100% of the Facility Limit shall in their sole discretion consent to such extension. Any such request shall be subject to the following conditions: (i) at no time will any Commitment of any Committed Lender have a term of more than 364 days and, if any such request would result in a term of more than 364 days, such request shall be deemed to have been made for such number of days so that, after giving effect to such extension on the date requested, such term will not exceed 364 days, (ii) none of the Lenders will have any obligation to extend any Commitment, (iii) any such extension of the Commitment Termination Date will be effective only upon the written agreement of at least one Committed Lender and the Borrower and (iv) any request for such extension shall be made not more than sixty (60) nor less than forty-five (45) days prior to the then current and applicable Commitment Termination Date. The Managing Agent for each applicable Committed Lender will respond to any such request within thirty (30) days but in any event no earlier than thirty (30) days prior to the then current Commitment Termination Date, provided, that any Managing Agent's failure to respond within such period shall be deemed to be a rejection of the requested extension.

(d)   On the Cash Secured Advance Commencement Date, if any, for any Lender Group, each Committed Lender in such Lender Group shall, and severally agrees to, make an advance to the Borrower in Dollars in an amount equal to the excess of (i) such Committed Lender's Commitment over (ii) the unpaid Principal Balance of Loans held by such Committed Lender on such date (including Loans purchased or to be purchased on such date pursuant to the Liquidity Agreement to which such Committed Lender is a party), and such Committed Lender shall make such advance by causing an amount equal to such advance to be deposited in same day funds into the Collateral Advance Account.

SECTION 2.02. Borrowing Procedures.

(a)   Borrowing Requests.

(i)   The Borrower shall request a Borrowing hereunder by submitting to each Managing Agent a written notice, substantially in the form of Exhibit B (each, a "Borrowing Request") at least two (2) Business Days prior to the date of the proposed Borrowing (each, a "Borrowing Date") if the Interest Rate thereon is to be calculated by reference to any LIBO Rate, at least one (1) Business Day prior to the date of the proposed Borrowing Date if the Interest Rate thereon is to be calculated by reference to any CP Rate or prior to 1:00 P.M. (New York City time) on the date of the proposed Borrowing Date if the Interest Rate thereon is to be calculated by reference to the Base Rate. Promptly after its receipt thereof, each Managing Agent shall promptly forward a copy of each Borrowing Request to the Lenders in its Lender Group.

(ii)   Each Borrowing Request shall: (A) specify (1) the amount of the requested Borrowing (which shall not be less than $1,000,000 and in additional increments of $100,000) and the allocation of such amount among the Lender Groups (which shall be proportional to the respective Conduit Lending Limits of the Conduit Lenders in each Lender Group), (2) the Aggregate Principal Balance after giving effect to such Borrowing, (3) the desired Borrowing Date, and (4) the account of the Borrower to which the proceeds of such Borrowing are to be remitted, and (B) certify that, after giving effect to the proposed Borrowing, no Borrowing Base Deficiency would exist.

(b)   Conduit Lender Acceptance or Rejection. If a Conduit Lender shall receive a Borrowing Request, such Conduit Lender shall instruct the related Managing Agent to accept or reject such request by no later than the close of business on the Business Day immediately following the date of the applicable Borrowing Request. If a Conduit Lender rejects a Borrowing Request, the related Managing Agent shall promptly notify the Borrower and the related Committed Lenders of such rejection. If a Conduit Lender declines to fund its portion of any Borrowing Request, the Borrower may cancel and rescind such Borrowing Request in its entirety upon notice thereof received by the Program Agent and each Managing Agent prior to the close of business on the Business Day immediately prior to the proposed Borrowing Date. At no time will a Conduit Lender be obligated to make Loans hereunder regardless of any notice given or not given pursuant to this Section.

(c)   Committed Lender's Commitment.

(i)   If a Conduit Lender rejects a Borrowing Request and the Borrower has not cancelled such Borrowing Request in accordance with clause (b) above, any Loan requested by the Borrower in such Borrowing Request that would otherwise be made by such Conduit Lender shall be made by the related Committed Lenders in its Lender Group on a *pro rata* basis in accordance with their respective Pro Rata Shares of such

Loan; *provided, however*, that during the Term Period, if any, each Committed Lender in the applicable Lender Group shall, at least two Business Days prior to the date of such Borrowing, instruct the Program Agent, to wire (or otherwise transfer in immediately available funds) on the date of such Borrowing to the Borrower at the account specified by the Borrower such Committed Lenders' Pro Rata Share of the amount of the Borrowing to be made by its Lender Group out of the funds available therefor in the Collateral Advance Account.

(ii)   The obligations of any Committed Lender to make Loans hereunder are several from the obligations of any other Committed Lenders (whether or not in the same Lender Group). The failure of any Committed Lender to make Loans hereunder shall not release the obligations of any other Committed Lender (whether or not in the same Lender Group) to make Loans hereunder, but no Committed Lender shall be responsible for the failure of any other Committed Lender to make any Loan hereunder.

(iii)   Notwithstanding anything herein to the contrary, a Committed Lender shall not be obligated to fund any Loan at any time on or after the Termination Date or if, after giving effect to such Loan, the aggregate outstanding Loans funded by such Committed Lender hereunder would exceed an amount equal to (i) such Committed Lender's Commitment less (ii) such Committed Lender's ratable share of the aggregate outstanding principal balance of the Loans held by the Conduit Lender(s) in such Committed Lender's Lender Group.

(d)   Disbursement of Funds. On each Borrowing Date, each applicable Lender (other than the Lenders in a Term Period) shall remit its share of the aggregate amount of the Loans requested by the Borrower to the account of its related Managing Agent specified therefor to such Lender by 12:00 noon (New York City time) by wire transfer of same day funds (or during the Term Period for any Lender Group such funds will be so wired from the Collateral Advance Account by the applicable Managing Agent). Upon receipt of such funds, each Managing Agent shall remit such funds by wire transfer of same day funds to the account of the Borrower specified in the related Borrowing Request by 1:00 p.m. (New York City time) to the extent it has received such funds from the Lenders in its Lender Group no later than 12:00 noon (New York City time). Upon any disbursement made from the Collateral Advance Account to fund a Borrowing, each Lender in a Term Period will be deemed to have paid to the Borrower such Lender's Pro Rata Share of such Lender Group's amount of the Borrowing being made for all purposes of this Agreement.

SECTION 2.03. Tranches.

(a)   Generally. Each Loan shall be allocated to one or more "Tranche Periods" as set forth in the definition of such term. Any portion of a Loan having one Tranche Period and one Rate Type is referred to herein as a "Tranche". The Borrower shall from time to time select Tranche Periods and Rate Types with respect to Tranches funded by the Committed Lenders, subject to the provisions of this Agreement and provided that no Event of Termination has occurred. At all times after the occurrence of an Event of Termination, each Committed Lender shall select the Tranche Periods and Rate Types with respect to the Tranches it funds hereunder. Either the Borrower or, following an Event of Termination, the applicable Lender, may, upon notice to the other party received at least three Business Days prior to the last day of any Tranche Period in the case of the Borrower giving notice, or up to the last day of such Tranche Period in the case of the Lender giving notice, either (i) divide any Tranche originating on such last day or having a Tranche Period ending on such last day into two or more Tranches having an aggregate Principal Balance equal to the Principal Balance of such divided Tranche, or (ii) combine any two or more Tranches originating on such last day or having Tranche Periods ending on such last day into a single Tranche having a Principal Balance equal to the aggregate of the Principal Balance of such Tranches; provided, however, that no Tranche with respect to which Interest is determined by reference to the CP Rate may be combined with a Tranche with respect to which Interest is determined by reference to the Alternate Rate, and a Tranche held by one Lender may not be combined with any Tranche held by any other Lender.

(b)   Illegality. Notwithstanding any other provision of this Agreement, if the adoption of or any change in any Law or in the interpretation or application thereof by any relevant Governmental Authority shall make it unlawful for any Lender, in its reasonable determination, to fund or maintain Tranches for which Interest is calculated by reference to the LIBO Rate (each a "LIBOR Tranche") as contemplated by this Agreement or to obtain in the interbank Eurodollar market the funds with which to make or maintain any such LIBOR Tranche, such Lender shall promptly notify the Program Agent, its Managing Agent and the Borrower thereof whereupon, until such Lender notifies the Borrower and the Program Agent that the circumstances giving rise to such suspension no longer exist (which notice such Lender shall promptly give), (i) the obligation of such Lender to fund or maintain LIBOR Tranches shall forthwith be suspended and (ii) such Lender's then outstanding LIBOR Tranches, if any, shall be converted on the last day of the Tranche Period for such Tranches or within such earlier period as required by Law into Tranches that accrue Interest based on the Base Rate (each a "Base Rate Tranche"). Before giving any notice to the Program Agent, its Managing Agent and the Borrower pursuant to this clause (b), such Lender shall designate a different office as its lending office if such designation would avoid the need for giving such notice and would not, in the judgment of such Lender, be otherwise disadvantageous to such Lender.

(c)   LIBO Rate Inadequate; Inability to Determine LIBO Rate. If prior to the commencement of any Tranche Period for a LIBOR Tranche, either (i) the related Lender reasonably determines that the rate at which deposits of Dollars are being offered to such Lender in the London interbank market does not accurately reflect the cost to such Lender of funding or maintaining LIBOR Tranches for such Tranche Period or (ii) the related Lender is unable, after reasonable attempts, to obtain Dollars in the London interbank market to fund or maintain such Tranche for such Tranche Period, then such Lender shall give notice thereof to the Borrower, its Managing Agent and the Program Agent by telephone or telecopy as promptly as practicable thereafter and, until such Lender notifies the Borrower, its Managing Agent and the Program Agent that the circumstances giving rise to such suspension no longer exist (which notice such Lender shall promptly give), (A) the obligations of the such Lender to make LIBOR Tranches or to continue or convert outstanding Tranches as or into LIBOR Tranches shall be suspended, (B) each outstanding LIBOR Tranche funded by such Lender shall be converted into a Base Rate Tranche on the last day of the Tranche Period applicable thereto, and (C) if any Borrowing Request requests a LIBOR Tranche, the portion of such Borrowing to be funded by such Lender shall be made as a Base Rate Tranche.

SECTION 2.04. <u>Interest and Fees</u>. On each Interest Payment Date for a Tranche, the Borrower shall pay to each Lender (or its related Managing Agent) all accrued and unpaid Interest with respect to such Tranche. The Borrower shall pay to each Managing Agent the Liquidity Fees, Administrative Fees and Program Fees in the amounts and on the dates set forth in the Fee Letter. On or before the first Business Day after the end of each Tranche Period in respect of which Interest is computed by reference to the CP Rate, the related Lender (or the related Managing Agent on behalf of such Lender) shall furnish the Borrower with an invoice setting forth the amount of the accrued and unpaid Interest and the calculation thereof for such Tranche Period. On or before the first Business Day after the end of each calendar month each Managing Agent shall furnish the Borrower with an invoice setting forth the amount of the accrued and unpaid Liquidity Fees, Administrative Fees and Program Fees payable to the Lenders in such Managing Agent's Lender Group. All payments of Interest and fees shall be made out of Collections, the proceeds of Loans or, if the Program Agent consents, such other funds available to the Borrower.

SECTION 2.05. <u>Optional Prepayments</u>. The Borrower may, at its option, prepay on any Business Day all or any portion of any Loan upon prior written notice delivered to each Managing Agent not later than 11:00 A.M. (New York City time) one (1) Business Day prior to the date of such payment. Each such notice shall be in the form attached as <u>Exhibit J</u> and shall (i) specify the aggregate amount of the prepayment to be made on the Loans and the Loans to which such prepayment is to be applied and (ii) specify the Business Day on which the Borrower will make such prepayment. Each such prepayment shall be in a minimum principal amount equal to $1,000,000 and in integral multiples of $100,000 in excess thereof and shall be made ratably among the Lenders based on the aggregate Principal Balance of the Tranches held by each. At the request of any Managing Agent, each such prepayment of the Loans to the Lenders in such Managing Agent's Lender Group must be accompanied by a payment of all accrued and unpaid Interest on the amount prepaid and any other amounts (including amounts payable under <u>Section 2.12</u>) due from the Borrower hereunder in respect of such prepayment. Any such prepayment shall be made out of Collections.

SECTION 2.06. <u>Application of Collections Prior to Termination Date</u>.

(a)   On each Business Day prior to the Termination Date, the Servicer shall cause all Collections received on such day to be applied in the following order and priority:

(i)   *first*, if a Borrowing Base Deficiency exists, or the Aggregate Principal Balance exceeds the Facility Limit, to the Managing Agents, on behalf of the applicable Lenders, an amount equal to such Borrowing Base Deficiency or the amount necessary to cause the Aggregate Principal Balance to be less than or equal to the Facility Limit, as applicable (such amount to be allocated among the Lenders ratably in accordance with the outstanding principal balance of the Loans held by each); *provided, however*, that during the Term Period, if any, for any Lender Group, the Servicer shall instead deposit such Lender Group's ratable portion of such payment to the Collateral Advance Account (resulting in a reduction of the Loans of the Term-Out Lenders in such Lender Group and an increase in the Cash Secured Advances of such Lenders) to be held for the purposes set forth in <u>Section 2.18(a)</u>;

(ii)   *second*, in the event that at least one Committed Lender has agreed to any extension of the Commitment Termination Date pursuant to Section 2.01(c) when requested by the Borrower, and at least one Lender has not agreed to such extension (each such Lender, other than any Term-Out Lender, a "Non-Renewing Lender"), then, from and after the occurrence of the Commitment Termination Date for any Non-Renewing Lender, to each such Non-Renewing Lender, in payment of the outstanding principal balance of its Loans, in an amount equal to such Non-Renewing Lender's ratable share (in accordance with the respective outstanding principal balance of the Loans made by each of the Lenders) of the balance of such Collections (such ratable share to be determined on each Business Day, solely for the purposes of this clause (ii), based upon the outstanding Loans of the Lenders immediately preceding such Commitment Termination Date, until such Non-Renewing Lender's outstanding Loans are reduced to zero;

(iii)   *third*, if the Managing Agent of a Conduit Lender has notified the Borrower and the Servicer that such Conduit Lender shall not make any more Loans, to such Conduit Lender, in reduction of its outstanding Loans, in an amount equal to such Conduit Lender's ratable share of the balance of such Collections (in accordance with the outstanding principal balance of such Loans held by each Lender) until the principal balance of the Loans of such Conduit Lender is reduced to zero;

(iv)   *fourth*, if any Borrower Obligations (other than Interest, Liquidity Fees, Administrative Fees, Program Fees, the Servicer Fee and Loans) are then due and payable by the Borrower to any Secured Party, pay to each such Secured Party (ratably in accordance with the amounts owing to each) the Borrower Obligations so due and payable; and

(v)   *fifth*, remit any remaining Collections to the Borrower for application in accordance with Section 2.06(c) below (any such remittance, a "Release"); provided that, if the conditions precedent for such Release set forth in Section 3.02 are not satisfied, the Servicer shall deposit such Collections into the Collection Account for application on the next Business Day in accordance with this Section 2.06 or Section 2.07, as applicable.

(b)   On each Interest Payment Date for a Tranche, the Servicer shall remit to the Managing Agents, on behalf of the applicable Lenders, solely out of Collections or the proceeds of Loans, the accrued and unpaid Interest in respect of such Tranche. On each Fee Payment Date, the Servicer shall pay, solely out of Collections, (i) all accrued and unpaid Fees then due and payable to the Persons entitled thereto, (ii) all Excess Interest, if any, accrued through the last day of the most recently ended Monthly Period in respect of all Cash Secured Advances to the applicable Managing Agents for the Term-Out Lenders, and (iii) to itself, all accrued and unpaid Servicer Fees then due and payable.

(c)   Any Collections remitted to the Borrower pursuant to Section 2.06(a)(v) shall be applied by the Servicer, on behalf of the Borrower: (i) *first*, if so requested by the Borrower, to pay or prepay (or set aside for the payment or prepayment of) Loans, (ii) *second*, to pay the purchase price for Receivables to be acquired by the Borrower from the Originator on such day under the Receivables Sale Agreement, and (iii) *third*, in such other manner as the Borrower may specify and that is not prohibited by the terms of the Facility Documents.

SECTION 2.07. Application of Collections After Termination Date.

(a)   On the Termination Date, the Servicer shall deposit to the Collection Account all Collections held by it on such date (including amounts previously set aside or held by it pursuant to Section 2.06). On each Business Day thereafter, the Servicer shall deposit to the Collection Account, within one (1) Business Day of its receipt thereof, all Collections received by it that have not previously been deposited to the Collection Account. The Servicer shall not make any withdrawals from the Collection Account during such period except for the purpose of distributing such Collections in accordance with this Section 2.07.

(b)   On each Settlement Date from and after the Termination Date, the Servicer shall apply all Collections received since the prior Settlement Date, and all funds, if any, on deposit in the Collection Account that have not been previously applied hereunder (including, without limitation, any investment earnings received with respect to such funds) in the following order of priority:

(i)   *first*, to the Program Agent an amount equal to the Borrower Obligations (other than those described in clause (iii) below) owing to the Program Agent in respect of costs and expenses of the type described in Section 10.10 incurred by it in connection with the enforcement of any Facility Document or the collection of any amounts due thereunder;

(ii)   *second*, to the Servicer (if not PSE or an Affiliate of PSE) the accrued and unpaid Servicer Fee and, if not otherwise paid, at the direction of the Majority Managing Agents, pay to each Approved Sub-servicer all amounts then due and payable pursuant to the contract between the Servicer and such Approved Sub-servicer;

(iii)   *third*, to the Lender and the Managing Agents on a *pro rata* basis, an amount equal to the aggregate accrued and unpaid Interest, Excess Interest accrued through the last day of the most recently ended Monthly Period in respect of all Cash Secured Advances, Liquidity Fees, Administrative Fees and Program Fees;

(iv)   *fourth*, to the Lenders an amount equal to the Aggregate Principal Balance (such amount to be allocated among the Lenders ratably in accordance with the outstanding principal balance of the Loans held by each);

(v)   *fifth*, if any Borrower Obligations (other than the amounts paid pursuant to clauses (i) through (iv) above) are then due and payable by the Borrower to any Secured Party, to each such Secured Party (ratably in accordance with the amounts owing to each) the Borrower Obligations so due and payable;

(vi)   *sixth*, to the Servicer (if PSE or an Affiliate of PSE) the accrued and unpaid Servicer Fee; and

(vii)   *seventh*, on the Final Collection Date, remit any remaining funds to the Borrower.

SECTION 2.08. Deemed Collections. If on any day the Outstanding Balance of any Receivable is either reduced or canceled as a result of a Dilution Factor, the Borrower shall be deemed to have received on such day, an amount equal to the amount of such reduction, or in the case of a cancellation, the Outstanding Balance of such Diluted Receivable; provided, that such Deemed Collections may be applied to the purchase price paid to the Originator for newly purchased Receivables to the extent permitted under the Receivables Sale Agreement. If the Borrower is on any day deemed to have received Collections pursuant to this Section 2.08 from and after the Termination Date, on such day the Borrower shall pay an amount of funds equal to such deemed Collections to the Servicer for allocation and application in accordance with Section 2.07.

SECTION 2.09. Payments and Computations, Etc. All amounts to be paid or deposited by the Borrower or the Servicer hereunder shall be paid or deposited in accordance with the terms hereof no later than 1:00 p.m. (New York City time) on the day when due in lawful money of the United States of America in immediately available funds to the account as the Program Agent or the relevant Managing Agents may designate prior to such payment from time to time in writing. The Borrower and the Servicer (only with respect to amounts payable pursuant to Section 8.02) shall, to the extent permitted by law, pay to the Affected Party interest on all amounts not paid or deposited or debited by such Person when due hereunder at 2% per annum above the Base Rate, payable on demand. All computations of interest (including, without limitation, interest on Cash Secured Advances during the Term Period) and all computations of Interest, Liquidity Fees, Administrative Fees, Program Fees and Servicer Fees hereunder shall be made on the basis of a year of 360 days for the actual number of days (including the first but excluding the last day) elapsed; provided, that all computations of Interest on Base Rate Tranches shall be made on the basis of a year of 365 days for the actual number of days (including the first but excluding the last day) elapsed. In no event shall any provision of this Agreement require the payment or permit the collection of Interest in excess of the maximum permitted by applicable law. In the event that any payment hereunder (whether constituting a repayment of Loans or a payment of Interest or any other amount) is rescinded or must otherwise be returned for any reason, the amount of such payment shall be restored and such payment shall be considered not to have been made.

SECTION 2.10. Interest Protection.

(a)   If due to either: (i) the introduction of or any change (including, without limitation, any change by way of imposition or increase of reserve requirements) in or in the interpretation by any Governmental Authority of any law or regulation (other than laws or regulations relating to taxes) after the date hereof, (ii) the compliance by any Affected Party with any directive or request from any central bank or other Governmental Authority (whether or not having the force of law) imposed after the date hereof, or (iii) or any change in any accounting guideline by an accounting board or authority (whether or not part of a government or instrumentality thereof) which is responsible for the establishment of or interpretation of national or international accounting principles (in each case whether foreign or domestic); (1) there shall be an increase in the cost to such Affected Party of funding or maintaining any Tranche which accrues Interest at the Adjusted LIBO Rate or the CP Rate hereunder or of extending a commitment in respect thereof, or (2) such Affected Party shall be required to make a payment calculated by reference to any Tranche which accrues Interest at the Adjusted LIBO Rate or the

CP Rate funded by it or Interest received by it, then the Borrower shall, from time to time, within five (5) days after demand by the related Managing Agent, pay such Managing Agent for the account of such Affected Party (as a third party beneficiary, in the case of any Affected Party other than one of the Lenders), that portion of such increased costs incurred, amounts not received or required payment made or to be made, which such Managing Agent reasonably determines is attributable to funding and maintaining, or extending a commitment to fund, any Tranche which accrues Interest at the Adjusted LIBO Rate or the CP Rate hereunder or pursuant to any Asset Purchase Agreement or similar liquidity facility.

(b)   Each Managing Agent will promptly notify the Borrower and the Program Agent of any event of which it has knowledge, occurring after the date hereof, which will entitle any Affected Party in its Lender Group to compensation pursuant to Section 2.10(a). Each Affected Party will designate a different lending office if such designation will avoid the need for, or reduce the amount of, such compensation and will not, in the judgment of such Affected Party, be otherwise disadvantageous to it. In determining the amount of such compensation, such Affected Party may use any reasonable averaging and attribution methods. The applicable Affected Party (or such party's related Managing Agent) shall submit to the Borrower a certificate describing such increased costs incurred, amounts not received or receivable or required payment made or to be made, which certificate shall be conclusive in the absence of manifest error.

(c)   If less than all Lenders claim reimbursement from the Borrower pursuant to Section 2.10(a), each such Lender claiming reimbursement shall be obligated, at the request of the Borrower, to assign all of its rights and obligations hereunder to (i) the Lenders of its Lender Group hereunder that are willing to accept such rights and obligations or (ii) another financial institution nominated by the Borrower which is reasonably acceptable to the other Lenders in such Lender Group and is willing to participate in this Agreement through the Scheduled Termination Date in place of such Lender; provided, that (x) the Lender claiming reimbursement receives payment in full, pursuant to an Assignment and Acceptance, of an amount equal to the aggregate outstanding principal balance of all Loans and all other accrued an unpaid Borrower Obligations owing to it and (ii) the replacement Committed Lender proposed by the Borrower otherwise satisfies the requirements of Section 10.03(b).

SECTION 2.11. Increased Capital.

(a)   If (i) the introduction of or any change in or in the interpretation by any Official Body of any law or regulation, (ii) compliance by any Affected Party with any directive or request from any central bank or other Official Body (whether or not having the force of law) or (iii) or any change in any accounting guideline by an accounting board or authority (whether or not part of a government or instrumentality thereof) which is responsible for the establishment of or interpretation of national or international accounting principles (in each case whether foreign or domestic) imposed after the date hereof affects or would affect the amount of capital required or expected to be maintained by such Affected Party or such Affected Party reasonably determines that the amount of such capital is increased by or based upon the existence of any Lender's agreement to make or maintain Loans hereunder and other similar agreements or facilities and such event would have the effect of reducing the rate of return on capital of such Affected Party by an amount deemed by such Affected Party to be material, then, within five (5) days after demand by such Affected Party or the related Managing Agent, the Borrower shall pay to such Affected Party (as a third party beneficiary, in the case of any Affected Party other than one of the Lenders) or the related Managing Agent for the account of such Affected Party from time to time, as specified by such Affected Party or such Managing Agent, additional amounts sufficient to compensate such Affected Party in light of such circumstances, to the extent that such Affected Party or such Managing Agent on behalf of such Affected Party reasonably determines such increase in capital to be attributable to the existence of the applicable Lender's agreements hereunder.

(b)   Each Managing Agent will promptly notify the Borrower and the Program Agent of any event of which it has knowledge, occurring after the date hereof, which will entitle any Lender or Affected Party in its Lender Group to compensation pursuant to Section 2.11(a). Each Lender or Affected Party will designate a different lending office if such designation will avoid the need for, or reduce the amount of, such compensation and will not, in the judgment of such Lender or Affected Party, be otherwise disadvantageous to it. In determining the amount of such compensation, such Lender or Affected Party may use any reasonable averaging and attribution methods. The applicable Lender or Affected Party (or such party's related Managing Agent) shall submit to the Borrower a certificate describing such compensation, which certificate shall be conclusive in the absence of manifest error.

(c)   If less than all Lenders claim reimbursement from the Borrower pursuant to Section 2.11(a), each such Lender claiming reimbursement shall be obligated, at the request of the Borrower, to assign all of its rights and obligations hereunder to (i) the Lenders of its Lender Group hereunder that are willing to accept such rights and obligations or (ii) another financial institution nominated by the Borrower which is reasonably acceptable to the other Lenders in such Lender Group and is willing to participate in this Agreement through the Scheduled Termination Date in place of such Lender; provided, that (x) the Lender claiming reimbursement receives payment in full, pursuant to an Assignment and Acceptance, of an amount equal to the aggregate outstanding principal balance of all Loans and all other accrued an unpaid Borrower Obligations owing to it and (ii) the replacement Committed Lender proposed by the Borrower otherwise satisfies the requirements of Section 10.03(b).

SECTION 2.12. Funding Losses. In the event that any Liquidity Provider or any Lender shall incur any loss, expense or Liquidation Fees (including, without limitation, any loss or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by such Liquidity Provider or Lender in order to fund or maintain any Loan or interest therein) as a result of (i) any reduction of the Principal Balance of any LIBOR Tranche at any time or conversion of any Tranche to another Tranche prior to the originally scheduled last day of the applicable Tranche Period or (ii) any Loan not being made in accordance with a request therefor under Section 2.02, then, upon demand from the related Managing Agent to Borrower, Borrower shall pay to such Managing Agent for the account of such Liquidity Provider or Lender, the amount of such loss, expense or Liquidation Fees. Such written notice shall, in the absence of manifest error, be conclusive and binding upon Borrower.

SECTION 2.13. Taxes. Except to the extent required by applicable law, any and all payments and deposits required to be made hereunder or under any instrument delivered hereunder by the Borrower hereunder shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto (except for net income taxes that are imposed by the United States and franchise taxes, gross receipts taxes imposed in lieu of income taxes, and net income taxes that are imposed on such Affected Party by the state or foreign jurisdiction under the laws of which such Affected Party is organized or any political subdivision thereof). If the Borrower or the Servicer shall be required by law to make any such deduction, (i) the Borrower shall make an additional payment to such Affected Party, in an amount sufficient so that, after making all required deductions (including deductions applicable to additional sums payable under this Section 2.13), such Affected Party receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower (or the Servicer, on its behalf) shall make such deductions and (iii) the Borrower (or the Servicer, on its behalf) shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law.

(a) In addition, the Borrower agrees to pay any present or future stamp or other documentary taxes or any other excise or property taxes or similar levies which arise from any payment made hereunder or under any instrument delivered hereunder or from the execution, delivery or registration of, or otherwise with respect to, this Agreement or any instrument delivered hereunder.

(b) Each Affected Party which is not organized under the laws of the United States or any State thereof shall, on or prior to the date that such Affected Party becomes a party to or obtains rights under this Agreement, and prior to any payment being made by the Borrower to such Affected Party, deliver to the Borrower (i) two duly completed and executed copies of the IRS Form W-8 BEN or W-8 ECI (or any successor form) as applicable; and (ii) such other forms or certificates as may be required under the laws of any applicable jurisdiction (on or before the date that any such form expires or becomes obsolete), in order to permit the Borrower to make payments to, and deposit funds to or for the account of, such Affected Party hereunder and under the other Facility Documents without any deduction or withholding for or on account of any tax. Each such Affected Party shall submit to the Borrower (with copies to the Program Agent) two updated, completed, and duly executed versions of: (i) all forms referred to in the previous sentence upon the expiry of, or the occurrence of any event requiring a change in, the most recent form previously delivered by it to the Borrower or the substitution of such form; and (ii) such extensions or renewals thereof as may reasonably be requested by the Borrower.

(c) If the Borrower is required to pay additional amounts to or for the benefit of any Affected Party pursuant to this Section as a result of a change of law or treaty occurring after such Affected Party first became a party to this Agreement, such Affected Party will, at the Borrower's request, change the jurisdiction of its applicable lending office if, in the reasonable judgment of such Affected Party, such change (i) will eliminate or reduce any such additional payment which may thereafter accrue and (ii) is not otherwise disadvantageous to such Affected Party.

SECTION 2.14. Security Interest. As security for the performance by the Borrower of all the terms, covenants and agreements on the part of the Borrower to be performed under this Agreement or any other Facility Document, including the payment when due of all Borrower Obligations, the Borrower hereby grants to the Program Agent, for the benefit of the

Secured Parties, a security interest in all of the Borrower's right, title and interest in, to and under the following (collectively, the "Collateral"):

(a)   all Receivables, whether now owned and existing or hereafter acquired or arising, together with all Related Security and Collections with respect thereto;

(b)   the Collection Account, each Deposit Account, and each Lock-Box, including, without limitation, (i) all Collections held therein and all certificates and instruments, if any, from time to time representing or evidencing any of such accounts or any Collections held therein, (ii) all investment property and other financial assets representing Collections or proceeds thereof held in, or acquired with funds from, such accounts and all certificates and instruments from time to time representing or evidencing such investment property and financial assets, (iii) all notes, certificates of deposit and other instruments from time to time hereafter delivered or transferred to, or otherwise possessed by, the Program Agent in substitution for any of the then existing accounts and (iv) all interest, dividends, cash, instruments, financial assets, investment property and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any and all of such accounts, in each case, related to Receivables;

(c)   all rights and remedies of the Borrower under the Receivables Sale Agreement, together with all financing statements filed by the Borrower against the Originator in connection therewith; and

(d)   to the extent not included in the foregoing, all proceeds of any and all of the foregoing.

The Borrower hereby authorizes the filing of financing statements, and continuation statements and amendments thereto and assignments thereof, describing the collateral covered thereby as "all of debtor's personal property or assets" or words to that effect, notwithstanding that such wording may be broader in scope than the collateral described in this Section 2.14. This Agreement shall constitute a security agreement under applicable law.

SECTION 2.15. Evidence of Debt. Each Lender shall maintain an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender from time to time, including the outstanding principal balance of such Loans and the amount of Interest payable and paid to such Lender from time to time hereunder. The entries made in such accounts of the Lenders shall be *prima facie* evidence of the existence and amounts of the obligations recorded therein; provided, however, that the failure of any Lender to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Loans in accordance with the terms of this Agreement.

SECTION 2.16. Interest on Cash Secured Advances. The Borrower shall pay interest to each Term-Out Lender on the unpaid principal amount of such Committed Lender's Cash Secured Advance from the date of such Cash Secured Advance until such principal amount shall be repaid in full, at a rate per annum equal at all times during each Tranche Period at the Interest Rate for such Tranche Period, payable in arrears on each Interest Payment Date for such Tranche Period and on the Termination Date for all Tranches related to such Cash Secured

Advance. On each Interest Payment Date for each Tranche Period after the Cash Secured Advance Commencement Date the Program Agent shall disburse, on behalf of the Borrower, those dividends from or net investment gains with respect to, the Cash Collateral which shall then be available to be withdrawn from the Collateral Advance Account, and the Program Agent shall distribute such funds to the Term-Out Lenders, ratably according to the respective outstanding principal amounts of their respective Cash Secured Advances, for application to the payment of unpaid accrued interest on the Cash Secured Advances. Any remaining unpaid accrued interest on the Cash Secured Advances shall be paid from the Collections of the Receivables pursuant to Sections 2.06, 2.07 and 2.18(d).

SECTION 2.17. Repayment of Cash Secured Advances. The Borrower shall repay to each Term-Out Lender the aggregate outstanding principal amount of such Lender's Cash Secured Advance on the Termination Date for all Tranches related to such Cash Secured Advance.

SECTION 2.18. Use of Proceeds; Security Interest in Collateral Advance Account.

(a)   The Borrower hereby agrees that it shall use the proceeds of the Cash Secured Advances solely to fund and maintain the Collateral Advance Account for the purpose of funding Loans from time to time during the Term Period.

(b)   The Borrower hereby grants to the Program Agent, for the ratable benefit of the Term-Out Lenders, a security interest in the following (collectively, the "Cash Collateral"):

(i)   the Collateral Advance Account, all funds from time to time credited to the Collateral Advance Account, all financial assets (including, without limitation, Permitted Investments) from time to time acquired with any such funds or otherwise credited to the Collateral Advance Account, all interest, dividends, cash, instruments and other investment property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such funds or such financial assets, and

(ii)   all proceeds of, collateral for, and supporting obligations relating to any and all of the Cash Collateral.

(c)   The grant of a security interest by the Borrower to the Program Agent for the ratable benefit of the Term-Out Lenders, pursuant to clause (b) above secures the payment of the Borrower's obligation to repay the Cash Secured Advances, and to pay interest thereon, pursuant to Sections 2.16 and 2.17, respectively.

(d)   On the Termination Date for all Tranches if the Term Period has occurred, the Program Agent, shall: (i) convert the Cash Collateral that does not constitute cash into cash proceeds and (ii) pay to each Term-Out Lender, ratably according to the respective outstanding principal amounts of their respective Cash Secured Advances, for application, first, to the repayment of the outstanding principal amounts of the Cash Secured Advances and second, to the payment of unpaid accrued interest on the Cash Secured Advances (to the extent such funds are available therefor).

SECTION 2.19. Establishment of Collateral Advance Account.

(a)   Subsequent to the date of this Agreement, the Servicer, for the benefit of the Term-Out Lenders, upon the request of the Program Agent, shall establish and maintain or cause to be established and maintained in the name of the Program Agent, with an Eligible Institution, an account (such account being the "Collateral Advance Account" and such institution holding such account being the "Collateral Advance Account Bank"), bearing a designation clearly indicating that the funds deposited therein are held for the benefit of the Term-Out Lenders and entitled "JPMorgan Chase Bank, N.A., as Program Agent -- Collateral Advance Account for the PSE Funding Loan and Servicing Agreement." The Collateral Advance Account shall be under the sole dominion and control of the Program Agent for the benefit of the Committed Lenders which have made Cash Secured Advances, and neither the Borrower, nor any Person claiming by, through or under the Borrower, shall have any right, title or interest in, or any right to withdraw any amount from, the Collateral Advance Account. At the time the Collateral Advance Account is established the Borrower shall cause the Collateral Advance Account Bank to agree in writing that it shall have no right of set-off or banker's lien against, and no right to otherwise deduct from, any funds held in the Collateral Advance Account for any amount owed to it by any Person. The tax identification number associated with the Collateral Advance Account shall be that of the Borrower.

(b)   At the time the Collateral Advance Account is established the Borrower shall cause the Collateral Advance Account Bank to agree in writing that it will comply with (A) all written instructions directing disposition of the funds in the Collateral Advance Account, (B) all notifications and entitlement orders that it receives directing it to transfer or redeem any financial asset in the Collateral Advance Account, and (C) all other directions concerning the Collateral Advance Account, including, without limitation, directions to distribute to the Program Agent, proceeds of any such transfer or redemption or interest or dividends on property in the Collateral Advance Account (any such instruction, notification or direction referred to in clause (A), (B) or (C) above being a "Collateral Advance Account Direction"), in each case of clauses (A), (B) and (C) above originated by the Program Agent, without further consent by the Borrower or any other Person. Except as specified in Section 2.19(c), the Collateral Advance Account Bank will comply with Collateral Advance Account Directions and other directions concerning the Collateral Advance Account originated by, and only by, the Program Agent.

(c)   Funds on deposit in the Collateral Advance Account shall, at the written direction of the Borrower, be invested by the Program Agent, in Permitted Investments as instructed by the Borrower in writing (which may be a standing instruction). All such Permitted Investments shall be held in the Collateral Advance Account for the benefit of the Program Agent, for the ratable benefit of the Committed Lenders which have made Cash Secured Advances. Such funds shall be invested in Permitted Investments that will mature so that funds will be available in amounts sufficient for the Program Agent, to make each distribution as and when required under the terms of this Agreement. All interest and other investment earnings (net of losses and investment expenses) received on funds on deposit in the Collateral Advance Account, to the extent such investment income is not needed for the ratable benefit of the Term-Out Lenders under the terms of this Agreement, shall be added to the Collateral Advance Account.

ARTICLE III
CONDITIONS OF EFFECTIVENESS AND LOANS

SECTION 3.01. <u>Conditions Precedent to Effectiveness and Initial Borrowing</u>. As conditions precedent to the effectiveness of this Agreement and the Initial Borrowing, (i) the Managing Agents shall have received each of the documents, instruments, legal opinions and other agreements listed on <u>Exhibit G</u>, together with all fees due and payable on the date hereof and on the Effective Date, (ii) since September 30, 2005, no event has occurred which would have a Material Adverse Effect and (iii) each Lender shall have received all necessary credit approvals in order to consummate the transactions contemplated by this Agreement.

SECTION 3.02. <u>Conditions Precedent to All Borrowings and Releases</u>. Each Borrowing (including, without limitation, the Initial Borrowing) made by the Lenders to the Borrower and each Release, shall be subject to the further conditions precedent that on the date of each Borrowing or Release, each of the following shall be true and correct both before and immediately after giving effect to such Borrowing or Release, as applicable:

(a)   (i) with respect to such Borrowing or Release, each Managing Agent shall have received from the Servicer the Monthly Report, Weekly Report and Daily Report as applicable, most recently required to be delivered pursuant to <u>Section 6.07</u>, and (ii) with respect to such Borrowing, each Managing Agent shall have received such other approvals, opinions or documents as it may reasonably request if such Managing Agent reasonably believes there has been a change in law or circumstance that affects the status or characteristics of the Receivables, Related Security or Collections, any Borrower Party or the Program Agent's first priority perfected security interest in the Receivables, Related Security and Collections.

(b)   with respect to such Borrowing, the representations and warranties contained in <u>Article IV</u> shall be correct in all material respects (except that the materiality standard in this clause (b) shall not apply to any such representation or warranty that is qualified by a materiality standard by its terms) on and as of such date as though made on and as of such date unless such representation and warranties by their terms refer to an earlier date, in which case they shall be correct on and as of such earlier date;

(c)   (i) with respect to such Borrowing, no event has occurred and is continuing, or would result from such Borrowing which constitutes an Event of Termination or an Incipient Event of Termination and (ii) with respect to such Release, no event has occurred and is continuing, or would result from such Release which constitutes an Event of Termination (other than an Event of Termination described in Section 7.01(c));

(d)   with respect to such Borrowing or Release, the Termination Date has not occurred;

(e)   with respect to such Borrowing or Release, no Borrowing Base Deficiency shall exist; and

(f)   only with respect to any such Borrowing requested to be made by a Conduit Lender, the related Managing Agent shall not have delivered to the Borrower a notice stating that such Conduit Lender shall not make any further Loans hereunder.

Each delivery of a Borrowing Request to the Program Agent, and the acceptance by the Borrower of the proceeds of any Borrowing or any Release, shall constitute a representation and warranty by the Borrower that, as of the date of such Borrowing or Release, both before and after giving effect thereto and the application of the proceeds thereof, each of the applicable statements set forth in clauses (a) through (f) above are true and correct.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

SECTION 4.01. Representations and Warranties of The Borrower Parties. Each Borrower Party hereby represents and warrants to the Program Agent, each Managing Agent and the Lenders, as to itself, as of the date hereof and as of the date of each Borrowing and the date of each Release as follows:

(a) Corporate Existence and Power. Such Borrower Party is (a) a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; (b) has all requisite corporate power, and has all material governmental licenses, authorizations, consents and approvals, necessary to own its property and carry on its business as now being conducted; and (c) is qualified to do business in all jurisdictions in which the nature of the business conducted by it makes such qualification necessary and where failure so to qualify could reasonably be expected to have a Material Adverse Effect.

(b) Power and Authority; Due Authorization, Execution and Delivery. Such Borrower Party has all necessary corporate power and authority to execute and deliver this Agreement and each other Facility Document to which it is a party, and to perform its obligations hereunder and thereunder and, in the case of Borrower, to use the proceeds of Loans made hereunder. The execution and delivery by such Borrower Party of this Agreement and each other Facility Document to which it is a party, and the performance of its obligations hereunder and thereunder and, in the case of Borrower, the use of the proceeds of Loans made hereunder have been duly authorized by all necessary corporate action on the part of such Borrower Party; and this Agreement and each other Facility Document to which such Borrower Party is a party has been duly and validly executed and delivered by such Borrower Party.

(c) No Conflict. None of the execution and delivery by such Borrower Party of this Agreement and each other Facility Document to which it is a party, nor the performance of its obligations hereunder and thereunder will conflict with or result in a breach of, or a default under, or require any consent under, (i) its certificate or articles of incorporation or by-laws, (ii) any law, rule or regulation applicable to it, (iii) any agreement or instrument to which it is a party or by which it or any of its property is bound or subject, or (iv) any order, writ, judgment, injunction or decree of any court or governmental authority or agency binding on or affecting it or its property, and will not result in or require the creation or imposition of any Adverse Claim upon any of the revenues or assets of such Borrower Party or its Subsidiaries (except as created hereunder); and no transaction contemplated hereby requires compliance with any bulk sales act or similar law.

(d) Governmental Authorization. Other than the filing of the financing statements required hereunder and the notice to the Washington Utilities and Transportation

Commission (which Servicer has filed), no authorizations, approvals or consents of, and no notices to, or filings or registrations with, any governmental authority or regulatory authority or agency (other than informational filings) are necessary for the execution and delivery by such Borrower Party of this Agreement and each other Facility Document to which it is a party and the performance of its obligations hereunder and thereunder or for the validity or enforceability hereof or thereof.

(e) <u>Actions, Suits</u>. There are not, in any court or before any arbitrator of any kind or before or by any governmental body, any actions, suits or proceedings pending or, to such Borrower Party's knowledge, threatened against or affecting such Borrower Party or any of its respective businesses or properties (i) except for actions, suits or proceedings (A) that exist as of the date of this Agreement and are disclosed in PSE's Annual Report on Form 10-K for the year ended December 31, 2004, PSE's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 or September 30, 2005, or (B) which, singly or in the aggregate, could not reasonably be expected to have a Material Adverse Effect or (ii) which affect in any adverse manner the binding nature, validity or enforceability of any Facility Document. Such Borrower Party is not in default with respect to any order of any court, arbitrator or governmental body, which default could reasonably be expected to have a Material Adverse Effect.

(f) <u>Binding Effect</u>. This Agreement and each other Facility Document to which such Borrower Party is a party constitute the legal, valid and binding obligations of such Borrower Party enforceable against such Borrower Party in accordance with their respective terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws relating to or limiting creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

(g) <u>Accuracy of Information</u>. No information, exhibit or report furnished by such Borrower Party or any of its Affiliates to the Program Agent, any Managing Agent or the Lenders in connection with the negotiation of, or compliance with, this Agreement (including any Monthly Report, Weekly Report or Daily Report) or any of the other Facility Documents contained any material misstatement of fact or omitted to state a material fact or any fact necessary to make the statements contained therein not misleading.

(h) <u>Use of Proceeds</u>. Such Borrower Party is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose, whether immediate, incidental or ultimate, of buying or carrying margin stock, as defined in Regulation U promulgated by the Board of Governors of the Federal Reserve System from time to time, and no part of the proceeds of any Loan will be used to buy or carry any margin stock.

(i) <u>Good Title</u>. Borrower is the legal and beneficial owner of the Receivables and Related Security with respect thereto, free and clear of any Adverse Claim, except as created by the Facility Documents. There have been duly filed all financing statements or other similar instruments or documents necessary under the UCC (or any comparable law) of all appropriate jurisdictions to perfect Borrower's ownership interest in each Receivable, its Collections and the Related Security.

(j)   Perfection. This Agreement, together with the filing of the financing statements contemplated hereby, is effective to, and shall, upon each purchase hereunder, transfer to the Program Agent for the benefit of the Lenders (and the Program Agent for the benefit of the Lenders shall acquire from Borrower) a valid and perfected first priority undivided percentage security interest in each Receivable existing or hereafter arising and in the Related Security and Collections with respect thereto, free and clear of any Adverse Claim, except as created by the Facility Documents. There have been duly filed all financing statements or other similar instruments or documents necessary under the UCC (or any comparable law) of all appropriate jurisdictions to perfect the Program Agent's (on behalf of the Lenders) security interest in the Receivables, the Related Security and the Collections.

(k)   Jurisdiction of Organization; Places of Business and Locations of Records. The jurisdiction of organization, principal places of business and chief executive office of such Borrower Party and the offices where it keeps all of its Records are located at the address(es) listed on Exhibit E or such other locations of which the Program Agent has been notified in accordance with Section 5.02(a) in jurisdictions where all action required by Section 5.01(h) has been taken and completed. Such Borrower Party's organizational number assigned to it by its jurisdiction of organization and such Borrower Party's Federal Employer Identification Number are correctly set forth on Exhibit E. Such Borrower Party has not, within a period of one year prior to the date hereof, (i) changed the location of its principal place of business or chief executive office or its organizational structure, (ii) changed its legal name, (iii) changed its "location" (within the meaning of Section 9-307 of the UCC as in effect in all applicable jurisdictions), or (iv) become a "new debtor" (as defined in Section 9-102(a)(56) of the UCC as in effect in all applicable jurisdictions) with respect to a currently effective security agreement previously entered into by any other Person. Such Borrower Party has not changed its jurisdiction of organization. Borrower is a Washington corporation and is a "registered organization" (within the meaning of Section 9-102 of the UCC as in effect in the State of Washington).

(l)   Collections. The conditions and requirements set forth in Section 5.01(j) and Section 6.06 have at all times been satisfied and duly performed. The names and addresses of all Deposit Account Banks, together with the account numbers of the Deposit Accounts at each Deposit Account Bank and the post office box number of each Lock-Box, are listed on Exhibit F. Borrower has not granted any Person, other than the Program Agent as contemplated by this Agreement, dominion and control or "control" (within the meaning of Section 9-104 of the UCC of all applicable jurisdictions) of any Lock-Box or Deposit Account, or the right to take dominion and control or "control" (within the meaning of Section 9-104 of the UCC of all applicable jurisdictions) of any such Lock-Box or Deposit Account at a future time or upon the occurrence of a future event. On and after the date which is 60 days after the date hereof, each Borrower Party has taken all steps necessary to ensure that the Program Agent has "control" (within the meaning of Section 9-104 of the UCC of all applicable jurisdictions) over all Deposit Accounts. Such Borrower Party has the ability to identify, within one Business Day of receipt or deposit, all amounts that are received in any Lock-Box or deposited to any Deposit Account as constituting Collections or non-Collections. Except for proceeds of Excluded Receivables (which shall be electronically swept or otherwise transferred out of such Deposit Account within one (1) Business Day of being deposited therein in accordance with Section 5.01(j)), no funds other than the proceeds of Receivables are deposited to any Deposit Account. All Alternate Payment Locations are listed on Exhibit F.

(m)   Material Adverse Effect. (i) The Servicer represents and warrants that, as of the date of this Agreement, since December 31, 2004, no event has occurred that would have a material adverse effect on the financial condition or operations of the Servicer and its Subsidiaries, (ii) the Servicer represents and warrants that since December 31, 2004, no event has occurred that would have a material adverse effect on the ability of the Servicer to perform its obligations under this Agreement or any other Facility Document to which it is a party, and (iii) Borrower represents and warrants that since December 31, 2004, no event has occurred that would have a material adverse effect on (A) the financial condition or operations of Borrower, (B) the ability of Borrower to perform its obligations under the Facility Documents, or (C) the collectibility of the Receivables generally or any material portion of the Receivables.

(n)   Names. In the past five (5) years, Borrower has not used any corporate or other names, trade names or assumed names other than the name in which it has executed this Agreement.

(o)   Ownership of Borrower. Originator owns, directly or indirectly, 100% of the issued and outstanding capital stock of Borrower, free and clear of any Adverse Claim. Such capital stock is validly issued, fully paid and nonassessable, and there are no options, warrants or other rights to acquire securities of Borrower.

(p)   PUHCA; Investment Company Act. The Borrower is a wholly-owned Subsidiary of Puget Energy, Inc. and all of the common (or voting) stock of PSE is owned by Puget Energy, Inc. Puget Energy, Inc. is a public utility holding company under the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), which is exempt from regulation under PUHCA and the Securities and Exchange Commission's ("SEC") rules thereunder (except for regulation under Section 9(a)(2) of PUHCA) pursuant to Section 3(a)(1) and SEC Rule 2 under PUHCA. Such Borrower Party is not, and after giving effect to the transactions contemplated hereby, will not be required to register as, an "investment company" within the meaning of the Investment Company Act of 1940, as amended, or any successor statute.

(q)   Compliance with Law. Such Borrower Party has complied in all material respects with all applicable statutes, rules, regulations, orders and restrictions of any domestic or foreign government or any instrumentality or agency thereof having jurisdiction over the conduct of its businesses or the ownership of its property, except for any failure to comply with any of the foregoing that could not reasonably be expected to have a Material Adverse Effect. Each Receivable, together with the Contract related thereto, does not contravene any laws, rules or regulations applicable thereto (*including, without limitation,* laws, rules and regulations relating to truth in lending, fair credit billing, fair credit reporting, equal credit opportunity, fair debt collection practices or privacy), and no part of such Contract is in violation of any such law, rule or regulation.

(r)   Compliance with Credit and Collection Policy. Such Borrower Party has complied in all material respects with the Credit and Collection Policy with regard to each

Receivable and the related Contract, and has not made any change to such Credit and Collection Policy, except as permitted under Section 5.02(c) and as to which each Managing Agent has been notified, and if applicable, as to which each Managing Agent has consented, in each case, in accordance with Section 5.01(a)(vii).

(s) <u>Payments to Originator</u>. With respect to each Receivable transferred to Borrower under the Receivables Sale Agreement, Borrower has given reasonably equivalent value to Originator in consideration therefor and such transfer was not made for or on account of an antecedent debt. No transfer by Originator of any Receivable under the applicable Receivables Sale Agreement is or may be voidable under any section of the Federal Bankruptcy Code.

(t) <u>Enforceability of Contracts</u>. Each Contract with respect to each Receivable is effective to create, and has created, a legal, valid and binding obligation of the related Obligor to pay the Outstanding Balance of the Receivable created thereunder and any accrued interest thereon, enforceable against the Obligor in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws relating to or limiting creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

(u) <u>Eligible Receivables</u>. Each Receivable included in the Net Receivables Pool Balance as an Eligible Receivable on any date is an Eligible Receivable on such date.

(v) <u>Borrowing Base</u>. Borrower has determined that, immediately after giving effect to each Borrowing hereunder, there is no Borrowing Base Deficiency.

(w) <u>Accounting</u>. The manner in which such Borrower Party accounts for the transactions contemplated by the Receivables Sale Agreement does not jeopardize the true sale analysis.

(x) <u>Identification of Receivables</u>. Each Borrower Party identifies the receivables purchased (or purported to be purchased) by Borrower under the Receivables Sale Agreement and which are included in the Net Receivables Pool Balance on its books and records (including any accounting system) with the account code "FERC 142 Account Receivable."

(y) <u>Nature of Receivables</u>. No Receivable arises from the sale of minerals or the like, including oil and gas, at the wellhead or the minehead.

(z) <u>ERISA</u>. PSE and any other Person which is under common control (within the meaning of Section 414(b) or (c) of the IRC) with PSE have fulfilled their obligations (if any) under the minimum funding standards of ERISA and the IRC for each ERISA Plan in compliance in all material respects with the currently applicable provisions of ERISA and the IRC and have not incurred any liability to the PBGC or an ERISA Plan under Title IV of ERISA (other than liability for premiums due in the ordinary course). Assuming that the credit extended hereby does not involve the assets of any employee benefit plan subject to ERISA or any plan subject to Section 4975 of the IRC, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will involve a Prohibited Transaction.

(aa)   Springing Lien Indentures. No "default" or other event which, with the giving of notice or the passage of time or both, would constitute a "default" has occurred under any Springing Lien Indenture. No Adverse Claim has been created, and no event has occurred which, with the giving of notice or the passage of time or both, would result in, or with the further action by a third party would result in, the creation of any Adverse Claim, on the Receivables, Related Security or the Collections pursuant to any Springing Lien Indenture or any other indenture, agreement, instrument or filing other than as contemplated by the Facility Documents.

SECTION 4.02. Financial Institution Representations and Warranties.   Each Committed Lender hereby represents and warrants to its Managing Agent and the Conduit Lenders in its Lender Group that:

(a)   Existence and Power. Such Committed Lender is a corporation or a banking association duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, and has all corporate power to perform its obligations hereunder.

(b)   No Conflict. The execution and delivery by such Committed Lender of this Agreement and the performance of its obligations hereunder are within its corporate powers, have been duly authorized by all necessary corporate action, do not contravene or violate (i) its certificate or articles of incorporation or association or by-laws, (ii) any law, rule or regulation applicable to it, (iii) any restrictions under any agreement, contract or instrument to which it is a party or any of its property is bound, or (iv) any order, writ, judgment, award, injunction or decree binding on or affecting it or its property, and do not result in the creation or imposition of any Adverse Claim on its assets. This Agreement has been duly authorized, executed and delivered by such Committed Lender.

(c)   Governmental Authorization. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution and delivery by such Financial Institution of this Agreement and the performance of its obligations hereunder.

(d)   Binding Effect. This Agreement constitutes the legal, valid and binding obligation of such Committed Lender enforceable against such Committed Lender in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws relating to or limiting creditors' rights generally and by general principles of equity (regardless of whether such enforcement is sought in a proceeding in equity or at law).

ARTICLE V
GENERAL COVENANTS

SECTION 5.01. Affirmative Covenants of The Borrower Parties. Until the date on which the Borrower Obligations have been indefeasibly paid in full and this Agreement terminates in accordance with its terms, each Borrower Party hereby covenants, as to itself, as set forth below:

(a)	Financial Reporting. Such Borrower Party will maintain, for itself and each of its Subsidiaries, a system of accounting established and administered in accordance with GAAP, and furnish or cause to be furnished to each Managing Agent:

(i)	Annual Reporting. As soon as available and in any event within 120 days after the end of each fiscal year of PSE, (i) a copy of the Annual Report on Form 10-K (or any successor form) for PSE for such year, together with a copy of the accompanying report of PSE's independent certified public accounting firm; and (ii) a copy of the unaudited balance sheet of Borrower as at the close of each such period and statements of income and retained earnings and a statement of cash flows for Borrower for the period from the beginning of such fiscal year to the end of such fiscal year, all certified by its chief financial officer.

(ii)	Quarterly Reporting. As soon as available and in any event within 60 days after the close of each of the first three quarterly accounting periods in each fiscal year of PSE, (i) a copy of the Quarterly Report on Form 10 Q (or any successor form) for PSE for such quarter; and (ii) unaudited balance sheets of Borrower as at the close of each such period and statements of income and retained earnings and a statement of cash flows for Borrower for the period from the beginning of such fiscal year to the end of such quarter, all certified by its chief financial officer.

(iii)	Compliance Certificate. Together with the financial statements required hereunder, a compliance certificate in substantially the form of Exhibit L signed by such Borrower Party's Authorized Officer and dated the date of such annual financial statement or such quarterly financial statement, as the case may be.

(iv)	[Reserved.]

(v)	S.E.C. Filings. Promptly upon the filing thereof, copies of all annual, quarterly, monthly or other regular reports, and promptly upon the request of any Managing Agent, copies of all registration statements, in each case, which Originator or any of its Subsidiaries files with the Securities and Exchange Commission.

(vi)	Copies of Notices. Promptly upon its receipt of any notice, request for consent, financial statements, certification, report or other communication under or in connection with any Facility Document from any Person copies of the same.

(vii)	Change in Credit and Collection Policy. At least thirty (30) days prior to the effectiveness of any material change in or material amendment to the Credit and Collection Policy, a copy of the Credit and Collection Policy then in effect and a notice (A) indicating such change or amendment, and (B) if such proposed change or amendment would be reasonably likely to adversely affect the collectibility of the Receivables or decrease the credit quality of any newly created Receivables, requesting each Managing Agent's consent thereto.

(viii)	Other Information. Promptly, from time to time, such other information, documents, records or reports relating to the Receivables or the condition or operations, financial or otherwise, of such Borrower Party as any Managing Agent may from time to time reasonably request in order to protect the interests of the Program Agent, the Managing Agents and the Lenders under or as contemplated by this Agreement.

(b) Notices. Such Borrower Party will notify the Program Agent in writing of any of the following promptly upon learning of the occurrence thereof, describing the same and, if applicable, the steps being taken with respect thereto:

(i) Events of Termination or Incipient Events of Termination. (A) The occurrence of each Event of Termination, by a statement of an Authorized Officer of such Borrower Party, and (B) the occurrence of each Incipient Event of Termination, by a statement of an Authorized Officer of such Borrower Party.

(ii) Judgment and Proceedings. (A)(1) The entry of any judgment or decree against the Servicer or any of its Subsidiaries if the aggregate amount of all judgments and decrees then outstanding against the Servicer and its Subsidiaries exceeds $25,000,000, (2) the institution of any litigation, arbitration proceeding, investigation or governmental proceeding against the Servicer which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect; and (3) any material development in any previously disclosed litigation, arbitration proceeding, investigation or governmental proceeding; and (B) (1) the entry of any judgment or decree or the institution of any litigation, arbitration proceeding, investigation or governmental proceeding against Borrower and (2) any material adverse development in any previously disclosed litigation, arbitration proceeding, investigation or governmental proceeding.

(iii) Material Adverse Effect. The occurrence of any event or condition that has had, or could reasonably be expected to have, a Material Adverse Effect.

(iv) Termination Date. The occurrence of the "Termination Date" under and as defined in the Receivables Sale Agreement.

(v) Defaults Under Other Agreements. The occurrence of (A) any "default" or other event which, with the giving of notice or the passage of time or both, would constitute a "default" under any Springing Lien Indenture or any other material financing arrangement pursuant to which the Servicer is a debtor or an obligor, (B) the creation of any Adverse Claim on, or the occurrence of any event which, with the giving of notice or passage of time or both, would result in, or with further action by any third party would result in, the creation of any Adverse Claim on the Receivables, the Related Security or the Collections pursuant to any Springing Lien Indenture or any other indenture, agreement, instrument or filing, (C) a default or an event of default under any other financing arrangement in excess of $25,000,000 pursuant to which Servicer is a debtor or an obligor or (D) a default or an event of default under any other financing arrangement pursuant to which Borrower is a debtor or an obligor.

(vi) Downgrade of PSE. Any downgrade in the rating of any Indebtedness of PSE by S&P or by Moody's, setting forth the Indebtedness affected and the nature of such change.

(vii)   Modification of Springing Lien Indentures. Any amendment, restatement, supplement or modification, or any proposed amendment, restatement, supplement or modification, of any provision of any Springing Lien Indenture which (A) is related to the accounts receivable exception to the lien or security interest granted thereunder or the circumstances under which such exceptions will cease to exist or the events which could cause such exceptions to cease to exist or (B) in any way could impair the Program Agent's security interest in the Receivables, Related Security and Collections or its rights under the Facility Documents.

(c)   Compliance with Laws and Preservation of Corporate Existence.

(i)   Such Borrower Party will comply with the requirements of all applicable laws, rules, regulations and governmental approvals, and all orders, writs, injunctions and decrees of any court or governmental authority or agency, if failure to comply with such requirements could reasonably be expected to have a Material Adverse Effect.

(ii)   Such Borrower Party (A) will preserve and maintain its corporate existence, rights, franchises and privileges in the jurisdiction of its incorporation and (B) will qualify and remain qualified in good standing as a foreign corporation in each jurisdiction where its business is conducted, except where the failure to so qualify could not reasonably be expected to have a Material Adverse Effect.

(d)   Audits. Such Borrower Party will furnish to each Managing Agent from time to time such information with respect to it and the Receivables as such Managing Agent may reasonably request. Such Borrower Party will, from time to time during regular business hours as requested by such Managing Agent upon reasonable notice and at the sole cost of such Borrower Party, permit such Managing Agent, or its agents or representatives, (i) to examine and make copies of and abstracts from all Records in the possession or under the control of such Person relating to the Receivables and the Related Security, *including, without limitation,* the related Contracts, and (ii) to visit the offices and properties of such Person for the purpose of examining such materials described in clause (i) above, and to discuss matters relating to such Person's financial condition or the Receivables and the Related Security or any Person's performance under any of the Facility Documents or any Person's performance under the Contracts and, in each case, with any of the Authorized Officers of Borrower or the Servicer having knowledge of such matters (the activities referred to in the preceding clauses (i) and (ii), collectively, an **"Audit"**). Notwithstanding the foregoing, (i) unless an Event of Termination shall have occurred and be continuing or a Daily Reporting Period shall be in effect, Borrower Parties shall not be responsible for the costs of more than (A) during a Level 1 Ratings Period, one Audit performed during any consecutive 12-month period and (B) during any other Ratings Period, two Audits performed during any consecutive 12-month period and (ii) the Borrower Parties agree that they will cooperate with the Program Agent in connection with the performance of an Audit to be completed within 60 days after the date hereof.

(e)   Keeping and Marking of Records and Books.

(i)   The Servicer will maintain and implement administrative and operating procedures (***including, without limitation***, an ability to recreate records evidencing Receivables in the event of the destruction of the originals thereof), and keep and maintain all documents, books, records and other information reasonably necessary or advisable for the collection of all Receivables (***including, without limitation,*** records adequate to permit the immediate identification of each new Receivable and all Collections of and adjustments to each existing Receivable). The Servicer will give the Program Agent notice of any material change in the administrative and operating procedures referred to in the previous sentence.

(ii)   Such Borrower Party will (A) on or prior to the date hereof, mark its master data processing records and other books and records relating to the Receivables with a legend, acceptable to the Managing Agents, describing the interests of the Program Agent and the Secured Parties therein and (B) upon the request of the any Managing Agent (x) mark each Contract with a legend describing the interests of the Program Agent and the Secured Parties therein and (y) deliver to the Program Agent all Contracts (***including, without limitation,*** all multiple originals of any such Contract) relating to the Receivables.

(f)   <u>Compliance with Contracts and Credit and Collection Policy</u>. Such Borrower Party will timely (i) fully perform and comply with all provisions, covenants and other promises required to be observed by it under the Contracts related to the Receivables, and (ii) comply in all material respects with the Credit and Collection Policy in regard to each Receivable and the related Contract.

(g)   <u>Performance and Enforcement of Receivables Sale Agreement</u>. Borrower will, and will require Originator to, perform each of their respective obligations and undertakings under and pursuant to the Receivables Sale Agreement, will purchase Receivables thereunder in strict compliance with the terms thereof and will vigorously enforce the rights and remedies accorded to Borrower under the Receivables Sale Agreement. Borrower will take all actions to perfect and enforce its rights and interests (and the rights and interests of the Program Agent and the Lenders as assignees of Borrower) under the Receivables Sale Agreement, as any Managing Agent may from time to time reasonably request, ***including, without limitation***, making claims to which it may be entitled under any indemnity, reimbursement or similar provision contained in the Receivables Sale Agreement.

(h)   <u>Ownership</u>. Borrower will take all necessary action to (i) vest legal and equitable title to the Receivables, the Related Security and the Collections purchased under the Receivables Sale Agreement irrevocably in Borrower, free and clear of any Adverse Claims other than Adverse Claims in favor of the Program Agent and the Secured Parties (***including, without limitation***, the filing of all financing statements or other similar instruments or documents necessary under the UCC (or any comparable law) of all appropriate jurisdictions to perfect Borrower's interest in such Receivables, Related Security and Collections and such other action to perfect, protect or more fully evidence the interest of Borrower therein as the Program Agent or any Managing Agent may reasonably request), and (ii) establish and maintain, in favor of the Program Agent, for the benefit of the Secured Parties, a valid and perfected first priority security interest in all Receivables, Related Security and Collections to the full extent contemplated herein, free and clear of any Adverse Claims other than Adverse Claims in favor of the Program Agent for the benefit of the Secured Parties (***including, without limitation,*** the filing of all financing statements or other similar instruments or documents necessary under the UCC (or any comparable law) of all appropriate jurisdictions to perfect the Program Agent's (for the benefit of the Secured Parties) interest in such Receivables, Related Security and Collections and such other action to perfect, protect or more fully evidence the interest of the Program Agent for the benefit of the Secured Parties as the Program Agent or any Managing Agent may reasonably request).

(i)   Lenders' Reliance. Borrower acknowledges that the Lenders are entering into the transactions contemplated by this Agreement in reliance upon Borrower's identity as a legal entity that is separate from each Related Entity. Therefore, from and after the date of execution and delivery of this Agreement, Borrower shall take all reasonable steps, ***including, without limitation***, all steps that the Program Agent, any Managing Agent or any Lender may from time to time reasonably request, to maintain Borrower's identity as a separate legal entity and to make it manifest to third parties that Borrower is an entity with assets and liabilities distinct from those of each Related Entity and not just a division of any Related Entity. Without limiting the generality of the foregoing and in addition to the other covenants set forth herein, Borrower will:

(i)   conduct its own business in its own name and require that all full-time employees of Borrower, if any, identify themselves as such and not as employees of any Related Entity (***including, without limitation***, by means of providing appropriate employees with business or identification cards identifying such employees as Borrower's employees);

(ii)   compensate all employees, consultants and agents directly, from Borrower's own funds, for services provided to Borrower by such employees, consultants and agents and, to the extent any employee, consultant or agent of Borrower is also an employee, consultant or agent of any Related Entity, allocate the compensation of such employee, consultant or agent between Borrower and such Related Entity, on a basis that reflects the services rendered to Borrower and such Related Entity;

(iii)   to the extent Borrower maintains a separate office for the operation of its business, clearly identify its offices (by signage or otherwise) as its offices and, if such office is located in the offices of any Related Entity, Borrower shall lease such office at a fair market rent;

(iv)   have a separate telephone number, which will be answered only in its name and separate stationery, invoices and checks in its own name;

(v)   conduct all transactions with each Related Entity and the Servicer and their respective Affiliates (***including, without limitation,*** any delegation of its obligations hereunder as Servicer) strictly on an arm's-length basis, allocate all overhead expenses (***including, without limitation,*** telephone and other utility charges) for items shared between Borrower and any Related Entity on the basis of actual use to the extent practicable and, to the extent such allocation is not practicable, on a basis reasonably related to actual use;

(vi)   at all times have a Board of Directors consisting of at least three members, at least one member of which is an Independent Director;

(vii)   observe all corporate formalities as a distinct entity, and ensure that all corporate actions relating to (A) the selection, maintenance or replacement of the Independent Director, (B) the dissolution or liquidation of Borrower or (C) the initiation of, participation in, acquiescence in or consent to any bankruptcy, insolvency, reorganization or similar proceeding involving Borrower, are duly authorized by unanimous vote of its Board of Directors (including the Independent Director);

(viii)   maintain Borrower's books and records separate from those of each Related Entity and otherwise readily identifiable as its own assets rather than assets of any Related Entity;

(ix)   prepare its financial statements separately from those of each Related Entity and insure that any consolidated financial statements of any Related Entity that include Borrower, including any that are filed with the Securities and Exchange Commission or any other governmental agency, have notes clearly stating that Borrower is a separate corporate entity and that its assets will be available first and foremost to satisfy the claims of the creditors of Borrower;

(x)   except as herein specifically otherwise provided, maintain the funds or other assets of Borrower separate from, and not commingled with, those of any Related Entity and only maintain bank accounts or other depository accounts to which Borrower alone (or the Servicer in the performance of its duties hereunder) is the account party, and from which Borrower alone (or the Servicer in the performance of its duties hereunder or the Program Agent hereunder) has the power to make withdrawals;

(xi)   pay all of Borrower's operating expenses from Borrower's own assets (except for certain payments by any Related Entity or other Persons pursuant to allocation arrangements that comply with the requirements of this Section 5.01(i));

(xii)   operate its business and activities such that: it does not engage in any business or activity of any kind, or enter into any transaction or indenture, mortgage, instrument, agreement, contract, lease or other undertaking, other than the transactions contemplated and authorized by this Agreement and the Receivables Sale Agreement; and does not create, incur, guarantee, assume or suffer to exist any indebtedness or other liabilities, whether direct or contingent, other than (1) as a result of the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business, (2) the incurrence of obligations under this Agreement, (3) the incurrence of obligations, as expressly contemplated in the Receivables Sale Agreement, to make payment to Originator thereunder for the purchase of Receivables under the Receivables Sale Agreement, and (4) the incurrence of operating expenses in the ordinary course of business of the type otherwise contemplated by this Agreement;

(xiii) maintain its corporate charter in conformity with this Agreement, such that it does not amend, restate, supplement or otherwise modify its Articles of Incorporation or By-Laws in any respect that would impair its ability to comply with the terms or provisions of any of the Facility Documents, ***including, without limitation***, Section 5.01(i) of this Agreement;

(xiv) maintain the effectiveness of, and continue to perform under the Receivables Sale Agreement, such that it does not amend, restate, supplement, cancel, terminate or otherwise modify the Receivables Sale Agreement, or give any consent, waiver, directive or approval thereunder or waive any default, action, omission or breach under the Receivables Sale Agreement or otherwise grant any indulgence thereunder, without (in each case) the prior written consent of each Managing Agent;

(xv) maintain its corporate separateness such that it does not merge or consolidate with or into, or convey, transfer, lease or otherwise dispose of (whether in one transaction or in a series of transactions, and except as otherwise contemplated herein) all or substantially all of its assets (whether now owned or hereafter acquired) to, or acquire all or substantially all of the assets of, any Person, nor at any time create, have, acquire, maintain or hold any interest in any Subsidiary.

(xvi) maintain at all times the Required Capital Amount (as defined in the Receivables Sale Agreement) and refrain from making any dividend, distribution, redemption of capital stock or payment of any subordinated indebtedness which would cause the Required Capital Amount to cease to be so maintained; and

(xvii) take such other actions as are necessary on its part to ensure that the facts and assumptions set forth in the opinion issued by Perkins Coie LLP, as counsel for Borrower, in connection with the closing or the Initial Borrowing under this Agreement and relating to substantive consolidation issues, and in the certificates accompanying such opinion, remain true and correct in all material respects at all times.

(j)   Collections. Such Borrower Party will instruct all Obligors to remit all Collections directly to a Lock-Box, an Alternate Payment Location or a Deposit Account. Such Borrower Party will cause (1) all items from all Lock-Boxes and all items received from all Alternate Payment Locations to be processed and deposited to a Deposit Account within one (1) Business Day after such receipt or to be directly deposited by a Deposit Account Bank into a Deposit Account, (2) all non-Collection amounts deposited to any Deposit Account to be electronically swept or otherwise transferred out of such Deposit Account within one (1) Business Day of being deposited therein, and (3) each Lock-Box and Deposit Account to be subject at all times on and after the date which is 60 days after the date hereof to a Blocked Account Agreement that is in full force and effect. In the event any payments relating to Receivables are remitted directly to any Borrower Party or any Affiliate of any Borrower Party, such Borrower Party will remit (or will cause all such payments to be remitted) directly to a Deposit Account Bank and deposited into a Deposit Account within two (2) Business Days following receipt thereof, and, at all times prior to such remittance, such Borrower Party will itself hold or, if applicable, will cause such payments to be held in trust for the exclusive benefit of the Program Agent and the Secured Parties. Borrower will maintain exclusive ownership, dominion and control and "control" (within the meaning of Section 9-104 of the UCC of all applicable jurisdictions), subject to the terms of this Agreement, of each Lock-Box and Deposit Account and shall not grant the right to take dominion and control or "control" (within the meaning of Section 9-104 of the UCC of all applicable jurisdictions) of any Lock-Box or Deposit Account at a future time or upon the occurrence of a future event to any Person, except to the Program Agent as contemplated by this Agreement. With respect to each Deposit Account, each Borrower Party shall take all steps necessary to ensure that the Program Agent has "control" (within the meaning of Section 9-104 of the UCC of all applicable jurisdictions) over each such Deposit Account on and after the date which is 60 days after the date hereof.

(k)   Taxes. Such Borrower Party will file all tax returns and reports required by law to be filed by it and will promptly pay and discharge, before the same shall become delinquent, all taxes, assessments and governmental charges or levies imposed upon it or upon its property, except any such taxes, assessments, charges or levies (i) that are being diligently contested in good faith by appropriate proceedings or (ii) subject to the last sentence of this subsection (k), the non-payment of which could not reasonably be expected to have a Material Adverse Effect. Borrower will pay when due any taxes payable in connection with the Receivables, exclusive of taxes on or measured by income or gross receipts of any Lender, any Managing Agent or the Program Agent.

(l)   Insurance. Such Borrower Party will maintain with responsible insurance companies or through PSE's program of self-insurance, insurance against at least such risks and in at least such amounts as is customarily maintained by similar businesses, or as may be required by any applicable law, rule or regulation, any governmental approval, or any order, writ, injunction or decree of any court or governmental authority or agency.

(m)   Payment to Originator. With respect to any Receivable purchased by Borrower from Originator, such sale shall be effected under, and in strict compliance with the terms of, the Receivables Sale Agreement, *including, without limitation*, the terms relating to the amount and timing of payments to be made to Originator in respect of the purchase price for such Receivable.

(n)   Identification of Receivables. Such Borrower Party shall at all times identify receivables purchased (or purported to be purchased) by Borrower under the Receivables Sale Agreement and which are included the Net Receivables Pool Balance on its books and records (including its accounting system) with the account code "FERC 142 Account Receivable."

(o)   Frequency of Billing. Such Borrower Party will prepare and mail invoices with respect to all Receivables no less frequently than monthly.

SECTION 5.02. Negative Covenants of The Borrower Parties. Until the date on which the Borrower Obligations have been indefeasibly paid in full and this Agreement terminates in accordance with its terms, each Borrower Party hereby covenants, as to itself, that:

(a)   Name and Jurisdiction Change, Offices and Records. Such Borrower Party will not change its name, jurisdiction of organization, identity or corporate structure (within the meaning of Sections 9-503 and/or 9-507 of the UCC of all applicable jurisdictions), become a "new debtor" (as defined in Section 9-102(a)(56) of the UCC of all applicable jurisdictions) with respect to a currently effective security agreement previously entered into by any other Person, change its "location" (within the meaning of Section 9-307 of the UCC of all applicable jurisdictions) or relocate its chief executive office, principal place of business or any office where Records are kept unless it shall have: (i) given the Program Agent at least forty-five (45) days' prior written notice thereof and (ii) delivered to the Program Agent all financing statements, instruments and other documents requested by the Program Agent or any Managing Agent in connection with such change, event or relocation.

(b) Change in Payment Instructions to Obligors. Except as may be required by the Program Agent pursuant to Section 6.06, such Borrower Party will not add or terminate any bank as a Deposit Account Bank, or make any change in the instructions to Obligors regarding payments to be made to any Lock-Box or Deposit Account, unless the Program Agent shall have received, at least ten (10) days before the proposed effective date therefor, (i) written notice of such addition, termination or change and (ii) with respect to the addition of a Deposit Account Bank or a Deposit Account or Lock-Box, an executed Blocked Account Agreement and Lock-Box Transfer Notice, as applicable with respect to the new Deposit Account or Lock-Box; *provided, however,* that the Servicer may make changes in instructions to Obligors regarding payments if such new instructions require such Obligor to make payments to another existing Deposit Account or Lock-Box.

(c) Modifications to Contracts and Credit and Collection Policy. Such Borrower Party will not make any change to the Credit and Collection Policy that could adversely affect the collectibility of the Receivables or decrease the credit quality of any newly created Receivables. Except as provided in Section 6.02(d), the Servicer will not extend, amend or otherwise modify the terms of any Receivable or any Contract related thereto other than in accordance with the Credit and Collection Policy.

(d) Sales, Liens. Borrower will not sell, assign (by operation of law or otherwise) or otherwise dispose of, or grant any option with respect to, or create or suffer to exist any Adverse Claim upon (*including, without limitation*, the filing of any financing statement) or with respect to, any Receivable, Related Security or Collections, or upon or with respect to any Contract under which any Receivable arises, or any Lock-Box or Deposit Account, or assign any right to receive income with respect thereto (other than, in each case, the creation of the interests therein in favor of the Program Agent and the Secured Parties provided for herein), and Borrower will defend the right, title and interest of the Program Agent and the Lenders in, to and under any of the foregoing property, against all claims of third parties claiming through or under Borrower or Originator. Borrower will not create or suffer to exist any mortgage, pledge, security interest, encumbrance, lien, charge or other similar arrangement on any of its inventory.

(e) Borrowing Base Deficiency. At no time prior to the Termination Date shall Borrower permit a Borrowing Base Deficiency to exist for (i) at any time a Monthly Reporting Period is in effect, two (2) Business Days, and (ii) at any time a Daily Reporting Period is in effect, one (1) Business Day.

(f)   Termination Date Determination.   Borrower will not designate the Termination Date (as defined in the Receivables Sale Agreement), or send any written notice to Originator in respect thereof, without the prior written consent of each Managing Agent, except with respect to the occurrence of such Termination Date arising pursuant to Section 5.1(d) of the Receivables Sale Agreement.

(g)   Restricted Junior Payments.   From and after the occurrence of any Event of Termination or Incipient Event of Termination related to an Event of Termination described in Sections 7.01(d) or 7.01(i), Borrower will not make any Restricted Junior Payment if, after giving effect thereto, Borrower would fail to meet its obligations set forth in Section 5.02(e).

(h)   Collections. Except for proceeds of Excluded Receivables (which shall be electronically swept or otherwise transferred out of such Deposit Account within one (1) Business Day of being deposited therein in accordance with Section 5.01(j)), no Borrower Party will deposit or otherwise credit, or cause or permit to be so deposited or credited, to any Deposit Account cash or cash proceeds other than Collections. Except as may be required by the Program Agent pursuant to the last sentence of Section 6.02(b), no Borrower Party will deposit or otherwise credit, or cause or permit to be so deposited or credited, any Collections or proceeds thereof to any lock-box account or to any other account not covered by a Blocked Account Agreement.

ARTICLE VI
ADMINISTRATION OF RECEIVABLES

SECTION 6.01. Designation of Servicer.

(a)   The servicing, administering and collection of the Receivables shall be conducted by the Person so designated from time to time in accordance with this Section 6.01. Until the Program Agent, with the consent or at the direction of the Managing Agents, gives notice to the Borrower and the Servicer of the designation of a new Servicer as provided in Section 6.01(b) below, PSE is hereby designated as, and hereby agrees to perform the duties and obligations of, the Servicer pursuant to the terms hereof. The Borrower hereby grants to Servicer an irrevocable power of attorney, with full power of substitution, coupled with an interest, to take in the name of the Borrower any and all steps which are necessary or advisable to endorse, negotiate or otherwise realize on any writing or other right of any kind in connection with any Receivable or other Collateral.

(b)   Upon the occurrence and during the continuation of any Event of Termination, the Program Agent may, with the consent or shall at the direction of any Managing Agent, upon written notice to the parties hereto designate as Servicer any Person to succeed PSE (or any successor Servicer) subject to the condition that any such Person so designated shall agree to perform the duties and obligations of the Servicer pursuant to the terms hereof. The Servicer shall not resign from the obligations and duties hereby imposed on it except upon the reasonable determination by the Servicer that (x) the performance of its duties hereunder is no longer permissible under applicable law and (y) there is no reasonable action which the Servicer could take to make the performance of its duties hereunder permissible under applicable law.

(c)   PSE and any other Servicer agrees that, upon its resignation or replacement as Servicer pursuant to Section 6.01(b) above, it will cooperate with the Borrower, the Program Agent and the successor Servicer in effecting the termination of its responsibilities and rights as Servicer hereunder, including, without limitation, (i) assisting the successor Servicer in enforcing all rights under the Receivables and Related Security, (ii) transferring, promptly upon receipt, to the successor Servicer, any Collections or other amounts related to the Receivables received by such Servicer, (iii) transferring to the successor Servicer all Records held by or under the control of such Servicer and (iv) permitting the successor Servicer to have access to all tapes, discs, diskettes and related property containing information concerning the Receivables and the Records and taking all actions necessary in its control to permit the successor Servicer to use all computer software that may facilitate the Servicer's access to and use of such information and acting as data processing agent for such successor Servicer if requested. Upon the resignation or replacement of PSE as Servicer, PSE shall no longer be entitled to the Servicer Fee accruing from and after the effective date of such resignation or replacement.

(d)   Without the consent of each Managing Agent, the Servicer shall not be permitted to delegate any of its duties or responsibilities as Servicer to any Person other than (i) an Approved Sub-servicer and (ii) with respect to certain Defaulted Receivables, outside collection agencies in accordance with its customary practices.

(e)   Notwithstanding any such delegation pursuant to clause (d) above, (i) the Servicer shall remain liable for the timely and complete performance of its duties and obligations pursuant to the terms hereof, (ii) the Servicer shall retain management information systems and sufficient servicing capability, in the reasonable judgment of the Program Agent and each Managing Agent, to perform the servicing functions described herein, and (iii) any sub-servicing agreement that may be entered into and any other transactions or services relating to the Receivables involving an Approved Sub-servicer shall be deemed to be between such Approved Sub-servicer and the Servicer alone, and none of the Lenders, the Program Agent, the Managing Agents and the Liquidity Providers shall be deemed parties thereto or shall have any obligations, duties or liabilities with respect to any Approved Sub-servicer.

SECTION 6.02. Duties of the Servicer.

(a)   The Servicer shall take or cause to be taken all such actions as it deems necessary or advisable to collect each Receivable from time to time, all in accordance, in all material respects, with applicable laws, tariffs, rules, regulations and the Credit and Collection Policy. Each of the Borrower, each Lender, each Liquidity Provider, each Managing Agent and the Program Agent hereby appoints as its agent the Servicer, from time to time designated pursuant to Section 6.01, to enforce its respective rights and interests in and under the Receivables and the Related Security. The Servicer (so long as it is PSE) will at all times apply the same standards and follow the same procedures with respect to the decision to commence litigation with respect to the Receivables, and in prosecuting and litigating with respect to Receivables, as it applies and follows with respect to trade accounts receivable serviced by it which are not Receivables; provided, however, that from and after the Termination Date, the Servicer shall commence or settle any legal action to enforce collection of any Defaulted Receivable or to foreclose upon or repossess any Related Security with respect thereto as directed by the Program Agent. In no event shall the Servicer be entitled to make the Program Agent, any Managing Agent, any Lender or any Liquidity Provider a party to any litigation without such Person's express prior written consent.

(b)   The Servicer shall apply all Collections to the Receivables owed by the applicable Obligors in a timely manner in accordance with the business practices of the Originator in existence as of the date hereof. In the event the Servicer receives any Collections or other proceeds of the Collateral, it shall set aside and hold in trust for the Borrower and the Secured Parties such Collections and other proceeds for application and remittance in accordance with Section 2.06 or 2.07, as applicable, and it shall remit the same to the Collection Account to the extent required hereunder. The Servicer shall, upon the request of any Managing Agent, segregate, in a manner acceptable to such Managing Agent, all cash, checks and other instruments received by it from time to time constituting Collections from the general funds of the Servicer or Borrower prior to the remittance thereof in accordance with Article II. If the Servicer shall be required to segregate Collections pursuant to the preceding sentence, the Servicer shall segregate and deposit into the Collection Account such allocable share of Collections of Receivables set aside for the Secured Parties on the first Business Day following receipt by the Servicer of such Collections, duly endorsed or with duly executed instruments of transfer.

(c)   The Servicer shall, as soon as practicable following receipt, turn over to the Person entitled thereto collections in respect of any receivable which is not a Receivable less, to the extent the Servicer performed any collection or enforcement actions which it was authorized by such Person to perform, all reasonable and appropriate out of pocket costs and expenses of such Servicer incurred in collecting and enforcing such receivable.

(d)   The Servicer may, in accordance with the Credit and Collection Policy, extend the maturity of any Receivable or adjust the Outstanding Balance of any Receivable as the Servicer determines to be appropriate to maximize Collections thereof; *provided, however*, that such extension or adjustment shall not alter the status of such Receivable as a Defaulted Receivable or limit the rights of any Secured Party under this Agreement. Notwithstanding anything to the contrary contained herein, during the existence of any Event of Termination, the Program Agent shall have the absolute and unlimited right to direct the Servicer to commence or settle any legal action with respect to any Receivable or to foreclose upon or repossess any Related Security.

(e)   The Servicer shall hold in trust for Borrower and the Secured Parties all Records that (i) evidence or relate to the Receivables, the related Contracts and Related Security or (ii) are otherwise necessary or desirable to collect the Receivables and shall, as soon as practicable upon demand of any Managing Agent or the Program Agent, during the existence of any Event of Termination, deliver or make available to the Program Agent all such Records, at a place selected by the Program Agent. The Servicer shall, as soon as practicable following receipt thereof turn over to Borrower any cash collections or other cash proceeds received with respect to Indebtedness not constituting Receivables. The Servicer shall, from time to time at the request of any Lender, furnish to the Lenders (promptly after any such request) a calculation of the amounts set aside for the Lenders pursuant to Article II.

(f)   Any payment by an Obligor in respect of any indebtedness owed by it to Originator or Borrower shall, except as otherwise specified by such Obligor or otherwise required by contract or law and unless otherwise instructed by the Program Agent, be applied as a Collection of any Receivable of such Obligor (starting with the oldest such Receivable) to the extent of any amounts then due and payable thereunder before being applied to any other receivable or other obligation of such Obligor.

SECTION 6.03. Rights of the Program Agent.

(a)   Following the occurrence and during the continuation of any Event of Termination or an Incipient Event of Termination related to an Event of Termination described in Sections 7.01(d) or 7.01(i), or during any Daily Reporting Period, the Program Agent may with the consent of, and shall at the direction of, any Managing Agent (i) exercise its right to take exclusive ownership and control of the Collection Account, Lock-Boxes and the Deposit Accounts, and each of the Borrower and the Servicer hereby agrees to take any further action necessary that the Program Agent may reasonably request to effect such control, (ii) notify any or all of the Deposit Account Banks to remit all amounts deposited in the applicable Deposit Accounts to the Collection Account or to any other account designated by the Program Agent and (iii) deliver the Lock-Box Transfer Notices to the appropriate addressees thereof. From and after the date the Program Agent exercises its right to take exclusive control of the Collection Account, all withdrawals and distributions to be made from the Collection Account by the Servicer hereunder shall be made by the Program Agent.

(b)   The Borrower hereby grants to the Program Agent an irrevocable power of attorney, with full power of substitution, coupled with an interest, to take in the name of the Borrower, following the occurrence and during the continuance of an Event of Termination or at any time after the Program Agent exercises its rights under Section 6.03(a), any and all steps which are necessary or advisable to endorse, negotiate or otherwise realize on any writing or other right of any kind in connection with any Receivable or other Collateral.

(c)   At any time after the Effective Date, the Program Agent may, and upon the request of any Managing Agent shall, cause the Collection Account to be established at an Eligible Institution (the "Collection Account Bank"). The Borrower shall cause the Collection Account Bank to agree in writing that the Program Agent shall have exclusive dominion and control over the Collection Account and that the Collection Account Bank will comply with instructions originated by the Program Agent directing disposition of the funds in the Collection Account without further consent by the Borrower; provided that until the Program Agent provides such instructions to the Collection Account Bank (in accordance with Section 6.03(a)), the Collection Account Bank shall be entitled to comply with instructions originated by the Servicer directing disposition of the funds in the Collection Account without further consent by the Borrower or the Program Agent.

SECTION 6.04. Responsibilities of the Borrower.   Anything herein to the contrary notwithstanding, the Borrower shall (i) perform all of its obligations with respect to the Receivables to the same extent as if a security interest in the Receivables had not been granted hereunder and the exercise by the Program Agent of its rights hereunder shall not relieve Borrower from such obligations and (ii) pay when due any taxes, including without limitation, sales, excise and personal property taxes payable by it in connection with the Receivables. None of the Program Agent, the Managing Agents, the Lenders or the Liquidity Providers shall have any obligation or liability with respect to any Receivables or other Collateral, nor shall any of them be obligated to perform any of the obligations of the Borrower thereunder.

SECTION 6.05. <u>Further Action Evidencing Program Agent's Interest</u>. Each of the Borrower and the Servicer agrees that from time to time, at its expense, it will promptly execute and deliver all further instruments and documents, and take all further action that any Managing Agent or the Program Agent may reasonably request in order to perfect, protect or more fully evidence the interest of the Program Agent or the Secured Parties granted hereunder or to enable the Program Agent to exercise or enforce any of its or the Secured Parties' rights hereunder. Without limiting the generality of the foregoing, each of the Borrower and the Servicer will (i) code its master data processing records evidencing such Receivables to evidence that a security interest therein has been granted to the Program Agent under this Agreement, and (ii) upon the request of any Managing Agent or the Program Agent, file such financing statements, continuation statements or amendments thereto or assignments thereof, and execute and file such other instruments or notices, as may be necessary or appropriate or as the Program Agent or any Managing Agent may reasonably request. If after the occurrence and during the continuation of any Event of Termination, either the Borrower or the Servicer fails to perform any of its respective agreements or obligations under this Agreement, the Program Agent may (but shall not be required to) itself perform, or cause performance of, such agreement or obligation, and the reasonable out-of-pocket expenses of the Program Agent incurred in connection therewith shall be payable by the Borrower or the Servicer, as applicable, upon the Program Agent's demand therefor.

SECTION 6.06. <u>Collections</u>. In the case of any remittances received in any Lock-Box or Deposit Account that shall have been identified, to the satisfaction of the Servicer, to not constitute Collections or other proceeds of the Receivables or the Related Security, the Servicer shall promptly remit such items to the Person identified to it as being the owner of such remittances. From and after the date the Program Agent delivers a Collection Notice to any Deposit Account Bank or a Lock-Box Transfer Notice to any post office pursuant to <u>Section 6.03</u>, the Program Agent may request that the Servicer, and the Servicer thereupon promptly shall instruct all Obligors with respect to the Receivables, to remit all payments thereon to a new lock-box or depositary account specified by the Program Agent and, at all times thereafter, Borrower and the Servicer shall not deposit or otherwise credit, and shall not permit any other Person to deposit or otherwise credit to such new lock-box, post office box or depositary account any cash or payment item other than Collections.

SECTION 6.07. <u>Reports</u>. The Servicer shall prepare and forward to each Managing Agent (i) (A) during a Monthly Reporting Period, on each Monthly Reporting Date, a Monthly Report, (B) during a Weekly Reporting Period, on each Monthly Reporting Date, a Monthly Report and on Tuesday of each calendar week (or if such day is not a Business Day, on the next succeeding Business Day), a Weekly Report covering the period from and including Monday of the preceding week to but excluding Monday of such week and (C) during a Daily Reporting Period, on each Monthly Reporting Date, a Monthly Report and on each Business Day (or such other schedule as may be consented to by the Managing Agents), a Daily Report and (ii) at such times as any Managing Agent shall reasonably request, a listing by Obligor of all Receivables together with an aging of Receivables.

SECTION 6.08. Servicer Fees. In consideration of PSE's agreement to act as Servicer hereunder, the Lenders hereby agree that, so long as PSE shall continue to perform as Servicer hereunder, Borrower shall pay over to PSE a fee (the *"Servicer Fee"*) on the first calendar day of each month (or, if such day is not a Business Day, then the next Business Day thereafter), in arrears for the immediately preceding month, equal to 0.25% per annum of the average aggregate Outstanding Balance of all Receivables during such period, as compensation for its servicing activities. Notwithstanding the foregoing, if the Servicer is replaced by the Program Agent, the successor Servicer shall receive a servicing fee in an amount agreed upon by the Program Agent and the successor Servicer which reflects market rates for servicing similar portfolios of receivables.


ARTICLE VII
EVENTS OF TERMINATION


SECTION 7.01. Events of Termination. If any of the following events (each, an "Event of Termination") shall occur:

(a) Any Borrower Party shall fail:

(i) (A) to make any payment or deposit required hereunder when due and, such failure continues for two (2) Business Days, or (B) to perform or observe any term, covenant or agreement set forth in Section 5.01(a)(vi) through (viii), (b)(i)(A), (c)(ii)(A), (j), (n) or (o) or Section 5.02, and, with respect to Servicer only, Section 6.06 and Section 6.07;

(ii) to perform or observe any term, covenant or agreement set forth in Section 5.01(b)(i)(B), (d), (g), (h) or (i) and such failure shall continue for five (5) consecutive Business Days after the earlier of (A) any Borrower Party obtains knowledge thereof or (B) the Program Agent or any Managing Agent delivers written notice thereof; or

(iii) to perform or observe any other term, covenant or agreement hereunder (other than as referred to in clauses (i) and (ii) of this subsection (a) and Section 7.01(e)) or any other Facility Document and such failure shall continue for thirty (30) consecutive days after the earlier of (A) any Borrower Party obtains knowledge thereof or (B) the Program Agent or any Managing Agent delivers written notice thereof.

(b) Any representation, warranty, certification or statement made by any Borrower Party in this Agreement, any other Facility Document or in any other document delivered pursuant hereto or thereto shall prove to have been materially false on the date as of which made or deemed made.

(c) Failure of Borrower to pay any Indebtedness when due or the failure of any other Borrower Party (or PSE at any time when PSE is not acting as Servicer) to pay Indebtedness when due in excess of $25,000,000 in the aggregate; or the default by any

Borrower Party (or PSE at any time when PSE is not acting as Servicer) in the performance of any term, provision or condition contained in any agreement under which any such Indebtedness was created or is governed, the effect of which is to cause, or to permit the holder or holders of such Indebtedness to cause, such Indebtedness to become due prior to its stated maturity; or any such Indebtedness of any Borrower Party (or PSE at any time when PSE is not acting as Servicer) shall be declared to be due and payable or required to be prepaid (other than by a regularly scheduled payment) prior to the date of maturity thereof.

(d)   (i) Any Borrower Party (or PSE at any time when PSE is not acting as Servicer) or any of its Significant Subsidiaries shall generally not pay its debts as such debts become due or shall admit in writing its inability to pay its debts generally or shall make a general assignment for the benefit of creditors; or (ii) any proceeding shall be instituted by any Borrower Party (or PSE at any time when PSE is not acting as Servicer) or any of its Significant Subsidiaries seeking to adjudicate it bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or any substantial part of its property; or (iii) any proceeding shall be instituted against any Borrower Party (or PSE at any time when PSE is not acting as Servicer) or any of its Significant Subsidiaries seeking to adjudicate it bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or any substantial part of its property, and in the case of the Servicer, or PSE, such proceeding continues undismissed or unstayed for a period of 60 consecutive days or (iv) any Borrower Party (or PSE at any time when PSE is not acting as Servicer) or any of its Significant Subsidiaries shall take any corporate action to authorize any of the actions set forth in clauses (i), (ii) or (iii) above in this subsection (d).

(e)   As of the close of business on any date, any Borrowing Base Deficiency shall exist (after giving effect to any increases or reductions to the Aggregate Principal Balance on such date) and such deficiency continues for (i) at any time a Monthly Reporting Period is in effect, two (2) Business Days, and (ii) at any time a Daily or Weekly Reporting Period is in effect, one (1) Business Day.

(f)   As of the last day of any fiscal quarter of PSE, the aggregate outstanding principal amount of all Consolidated Indebtedness exceeds 65% of Total Capitalization as of the last day of such fiscal quarter.

(g)   As at the end of any calendar month:

(i)   the three month average Dilution Ratio shall exceed 1.50%;

(ii)   the three month average Past Due Ratio exceeds 4.50%;

(iii)   the three month average Default Ratio shall exceed 7.00%; or

(iv)   the three month average Days Sales Outstanding Ratio shall exceed 60 days.

(h)   A Change of Control shall occur.

(i)   (i) One or more final judgments for the payment of money shall be entered against Borrower or (ii) one or more final judgments for the payment of money in an amount in excess of $25,000,000, individually or in the aggregate, shall be entered against the Servicer on claims not covered by insurance or as to which the insurance carrier has denied its responsibility, and such judgment shall continue unsatisfied and in effect for 60 days without a stay of execution or otherwise being appropriately contested in good faith.

(j)   The "Termination Date" under and as defined in the Receivables Sale Agreement shall occur under the Receivables Sale Agreement or Originator shall for any reason cease to transfer, or cease to have the legal capacity to transfer, or otherwise be incapable of transferring Receivables to Borrower under the Receivables Sale Agreement, or Borrower shall for any reason cease to purchase, or cease to have the legal capacity to purchase, or otherwise be incapable of accepting Receivables from Originator under the Receivables Sale Agreement.

(k)   This Agreement shall terminate in whole or in part (except in accordance with its terms), or shall cease to be effective or to be the legally valid, binding and enforceable obligation of any Borrower Party, or any Obligor shall directly or indirectly contest in any manner such effectiveness, validity, binding nature or enforceability, or the Program Agent for the benefit of the Secured Parties shall cease to have a valid and perfected first priority security interest in the Receivables, the Related Security and the Collections with respect thereto and the Deposit Accounts.

(l)   [Reserved.]

(m)   If PSE or any ERISA Affiliate should establish, maintain, contribute to or become obligated to contribute to any ERISA Plan and (i) a Reportable Event shall have occurred with respect to any ERISA Plan; or (ii) a trustee shall be appointed by a United States District Court to administer any ERISA Plan; or (iii) the PBGC shall institute proceedings to terminate any ERISA Plan; or (iv) a complete or partial withdrawal by PSE or any ERISA Affiliate from any Multiemployer Plan shall have occurred, or any Multiemployer Plan shall enter reorganization status, become insolvent, or terminate (or notify PSE or any ERISA Affiliate of its intent to terminate) under Section 4041A of ERISA; or (v) any ERISA Plan experiences an accumulated funding deficiency under Code Section 412(b); or (vi) PSE or any ERISA Affiliate incurs any liability for a Prohibited Transaction under ERISA Section 502; provided that any of the events described in this Section 7.01(m) shall result in joint liability to PSE and all ERISA Affiliates in excess of $25,000,000.

(n)   Any Transaction Party receives notice or becomes aware that a notice of federal tax lien has been filed against any Transaction Party unless such lien is released or is otherwise being contested in good faith within thirty (30) days of the filing thereof; provided that the thirty day period shall not be construed to apply to the occurrence of any event described in paragraph (k) above.

(o)   Any event which constitutes a "default" (after the expiration of any applicable cure period) under any Springing Lien Indenture, shall have occurred.

then, and in any such event, the Program Agent shall, at the request, or may with the consent, of any Managing Agent by notice to the Borrower, declare the Termination Date to have occurred; provided, however, that, in the case of any event described in subsection (d) above, the Termination Date shall be deemed to have occurred automatically upon the occurrence of such event. Upon any such declaration or automatic occurrence, the Program Agent and the Secured Parties shall have, in addition to all other rights and remedies under this Agreement or otherwise but subject to the following sentence and Section 10.09 hereof, all other rights and remedies provided under the UCC of the applicable jurisdiction and other applicable laws, which rights shall be cumulative. Upon the declaration or automatic occurrence of the Termination Date in accordance with this Section 7.01, all obligations hereunder shall be immediately due and payable and all Loans shall be immediately due and payable.

ARTICLE VIII
INDEMNIFICATION

SECTION 8.01. Indemnities by The Borrower Parties. Without limiting any other rights that the Program Agent, any Managing Agent or any Lender may have hereunder or under applicable law, (A) Borrower hereby agrees to indemnify (and pay upon demand to) the Program Agent, each Managing Agent and each Lender and their respective Affiliates, successors, assigns, officers, directors, agents and employees (each an *"Indemnified Party"*) from and against any and all damages, losses, claims, taxes, liabilities, costs, expenses and for all other amounts payable, including reasonable attorneys' fees (which attorneys may be employees of the Program Agent, such Managing Agent or such Lender) and disbursements (all of the foregoing being collectively referred to as *"Indemnified Amounts"*) awarded against or incurred by any of them arising out of or as a result of this Agreement, any other Facility Document or the transactions contemplated by any Facility Document, or any Receivable, Contract or Related Security, or the use of the proceeds of any Borrowing hereunder, or the funding either directly or indirectly, by a Lender of a Borrowing or any Indemnified Party's interest in the Receivables, the Contract or any Related Security and (B) the Servicer hereby agrees to indemnify (and pay upon demand to) each Indemnified Party for Indemnified Amounts awarded against or incurred by any of them arising out of the Servicer's activities as Servicer hereunder or under any other Facility Document excluding, however, in all of the foregoing instances under the preceding clauses (A) and (B):

(a)   Indemnified Amounts to the extent a final judgment of a court of competent jurisdiction holds that such Indemnified Amounts resulted from gross negligence or willful misconduct on the part of the Indemnified Party seeking indemnification;

(b)   Indemnified Amounts to the extent the same includes losses in respect of Receivables that are uncollectible on account of the insolvency, bankruptcy or lack of creditworthiness of the related Obligor; or

(c) taxes imposed by the United States federal government or the jurisdiction in which such Indemnified Party's principal executive office is located, on or measured by the overall net or gross income of such Indemnified Party

provided, *however*, that nothing contained in this sentence shall limit the liability of any Borrower Party or limit the recourse of the Indemnified Parties to any Borrower Party for amounts otherwise specifically provided to be paid by such Borrower Party under the terms of this Agreement or any other Facility Document. Without limiting the generality of the foregoing indemnification, each Borrower Party shall indemnify each Indemnified Party for Indemnified Amounts (*including, without limitation*, losses in respect of uncollectible receivables, regardless of whether reimbursement therefor would constitute recourse to Borrower or the Servicer) relating to or resulting from:

(i) any representation or warranty made by any Borrower Party or Originator (or any officers of any such Person) under or in connection with this Agreement, any other Facility Document or any other information or report delivered by any such Person pursuant hereto or thereto, which shall have been false or incorrect when made or deemed made;

(ii) the failure by Borrower, the Servicer or Originator to comply with any applicable law, rule or regulation with respect to any Receivable or Contract related thereto, or the nonconformity of any Receivable or Contract included therein with any such applicable law, rule or regulation or any failure of Originator to keep or perform any of its obligations, express or implied, with respect to any Contract;

(iii) any failure of Borrower, the Servicer or Originator to perform its duties, covenants or other obligations in accordance with the provisions of this Agreement or any other Facility Document;

(iv) any products liability, personal injury or damage suit, or other similar claim arising out of or in connection with merchandise, insurance or services that are the subject of any Contract or any Receivable;

(v) any dispute, claim, offset or defense (other than discharge in bankruptcy of the Obligor) of the Obligor to the payment of any Receivable (*including, without limitation,* a defense based on such Receivable or the related Contract not being a legal, valid and binding obligation of such Obligor enforceable against it in accordance with its terms), or any other claim resulting from the sale of the merchandise or service related to such Receivable or the furnishing or failure to furnish such merchandise or services;

(vi) the commingling of Collections of Receivables at any time with other funds;

(vii) any investigation, litigation or proceeding related to or arising from this Agreement or any other Facility Document, the transactions contemplated hereby or thereby, the use of the proceeds of any Borrowing, the ownership of the Loans, any lien under any Springing Lien Indenture or any other investigation, litigation or proceeding relating to Borrower, the Servicer or Originator in which any Indemnified Party becomes involved as a result of any of the transactions contemplated hereby or by any other Facility Document;

        (viii)   any inability to litigate any claim against any Obligor in respect of any Receivable as a result of such Obligor being immune from civil and commercial law and suit on the grounds of sovereignty or otherwise from any legal action, suit or proceeding;

        (ix)   any Event of Termination or Incipient Event of Termination described in Section 7.01(d);

        (x)   any failure of Borrower to acquire and maintain legal and equitable title to, and ownership of any Receivable and the Related Security and Collections with respect thereto from Originator, free and clear of any Adverse Claim (other than as created hereunder); or any failure of Borrower to give reasonably equivalent value to Originator under the Receivables Sale Agreement in consideration of the transfer by Originator of any Receivable, or any attempt by any Person to void such transfer under statutory provisions or common law or equitable action;

        (xi)   any failure to vest and maintain vested in the Program Agent for the benefit of the Secured Parties, or to transfer to the Program Agent for the benefit of the Secured Parties a first priority perfected security interest in the Receivables, the Related Security and the Collections, free and clear of any Adverse Claim (except as created by the Facility Documents);

        (xii)   the failure to have filed, or any delay in filing, financing statements or other similar instruments or documents under the UCC of any applicable jurisdiction or other applicable laws with respect to any Receivable, the Related Security and Collections with respect thereto, and the proceeds of any thereof, whether at the time of any Borrowing or at any subsequent time;

        (xiii)   any action or omission by any Borrower Party which reduces or impairs the rights of the Program Agent or the Secured Parties with respect to any Collateral or the value of any Collateral;

        (xiv)   any attempt by any Person to void the security interest in the Collateral granted hereunder under statutory provisions or common law or equitable action;

        (xv)   the failure of any Receivable included in the calculation of the Net Receivables Pool Balance as an Eligible Receivable to be an Eligible Receivable at the time so included; or

        (xvi)   the failure of (i) any Deposit Account Bank to remit any amounts or items of payment held in a Deposit Account or in a Lock-Box pursuant to the instructions of the Program Agent given in accordance with this Agreement, the applicable Blocked Account Agreement or the other Facility Documents, whether by reason of the exercise of setoff rights or otherwise, or (ii) any sub-servicer or any other third party with a contractual relationship with the Borrower for the acceptance or processing of Collections, to remit any Collections received by it to a Lock-Box or a Deposit Account.

SECTION 8.02. <u>Other Costs and Expenses</u>. Borrower shall reimburse the Program Agent, each Managing Agent and each Lender on demand for all reasonable costs and out-of-pocket expenses in connection with the preparation, negotiation, arrangement, execution, delivery, and administration of this Agreement, the transactions contemplated hereby and the other documents to be delivered hereunder, ***including, without limitation***, the cost of any such Person's auditors auditing the books, records and procedures of Borrower (subject to the cost restrictions set forth in <u>Section 5.01(d)</u> and provided further that the Borrower shall not be required to reimburse the Managing Agents more than $25,000 collectively for the costs of the first audit performed after the Effective Date so long as no Event of Termination has occurred and is continuing), reasonable fees and out-of-pocket expenses of legal counsel for each Lender, each Managing Agent and the Program Agent (which such counsel may be employees of any of the Lenders, the Managing Agents or the Program Agent) with respect thereto and with respect to advising the Lenders, the Managing Agents and the Program Agent as to their respective rights and remedies under this Agreement (provided that the Borrower shall not be required to reimburse the Managing Agents more than $75,000 collectively for the fees and expenses of legal counsel for the preparation, negotiation, arrangement, execution and delivery of this Agreement and the other documents to be delivered hereunder on the Effective Date). Borrower shall reimburse the Program Agent, any Managing Agent and any Lender on demand for any and all costs and expenses of such Person, if any, including reasonable counsel fees and expenses in connection with the enforcement of this Agreement and the other documents delivered hereunder and in connection with any restructuring or workout of this Agreement or such documents, or the administration of this Agreement following an Event of Termination.

ARTICLE IX
THE AGENTS

SECTION 9.01. <u>Authorization and Action</u>. Each Lender hereby appoints and authorizes its related Managing Agent and the Program Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to such Managing Agent or the Program Agent by the terms hereof, together with such powers as are reasonably incidental thereto. The provisions of this <u>Article IX</u> are solely for the benefit of the Managing Agents, the Program Agent and the Lenders. The Borrower shall not have any rights as a third-party beneficiary or otherwise under any of the provisions hereof. In performing their functions and duties hereunder, the Managing Agents shall act solely as the agent for the respective Conduit Lenders and the Committed Lenders in the related Lender Group and do not assume nor shall be deemed to have assumed any obligation or relationship of trust or agency with or for the other Lenders, the Borrower, the Servicer, the Originator, any Affiliate thereof or any of their respective successors and assigns. Each Managing Agent and each Lender authorizes the Program Agent to (i) file each of the UCC financing or continuation statements (and amendments thereto and assignments or terminations thereof) and (ii) to execute the Blocked Account Agreements on behalf of the Lenders (the terms of which will be binding on the Lenders).

SECTION 9.02. <u>Agents' Reliance, Etc</u>. Neither the Program Agent nor any Managing Agent nor any of their respective directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or such Managing Agent or the Program Agent under or in connection with this Agreement, except for its or their own gross negligence or willful misconduct. Without limiting the generality of the foregoing, each of the Program Agent and the Managing Agents: (i) may consult with legal counsel (including counsel for the Borrower, the Servicer or any other Affiliate of PSE), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts; (ii) makes no warranty or representation to any Lender and shall not be responsible to any Lender for any statements, warranties or representations made in or in connection with this Agreement; (iii) shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement on the part of the Borrower, the Servicer or any other Affiliate of PSE or to inspect the property (including the books and records) of the Borrower, the Servicer or any other Affiliate of PSE; (iv) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any other instrument or document furnished pursuant hereto, or for the perfection, priority, condition, value or sufficiency of any collateral pledged in connection herewith; and (v) shall incur no liability under or in respect of this Agreement by acting upon any notice (including notice by telephone), consent, certificate or other instrument or writing (which may be by facsimile) believed by it to be genuine and signed or sent by the proper party or parties.

SECTION 9.03. <u>Agents and Affiliates</u>. Each Managing Agent and the Program Agent and their respective Affiliates may engage in any kind of business with the Borrower, PSE or any Obligor, any of their respective Affiliates and any Person who may do business with or own securities of Borrower, PSE or any Obligor or any of their respective Affiliates, all as if such Persons were not Managing Agents and/or Program Agent and without any duty to account therefor to any Lender.

SECTION 9.04. <u>Lender's Loan Decision</u>. Each Lender acknowledges that it has, independently and without reliance upon the Program Agent, any Managing Agent, any of their respective Affiliates or any other Lender, and based on such documents and information as it has deemed appropriate, made its own evaluation and decision to enter into this Agreement and, if it so determines, to make Loans hereunder. Each Lender also acknowledges that it will, independently and without reliance upon the Program Agent, any Managing Agent, any of their respective Affiliates, or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own decisions in taking or not taking action under this Agreement.

SECTION 9.05. <u>Delegation of Duties</u>. The Program Agent and each Managing Agent may each execute any of its duties under this Agreement by or through agents or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. Neither the Program Agent nor any Managing Agent shall be responsible for the negligence or misconduct of any agents or attorneys-in-fact selected by it with reasonable care.

SECTION 9.06. <u>Indemnification</u>. Each Managing Agent severally agrees to indemnify the Program Agent (to the extent not reimbursed by the Borrower, the Servicer, the

Originator or PSE), ratably according to its related Lender Group Percentage, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Program Agent in any way relating to or arising out of this Agreement or any action taken or omitted by the Program Agent under this Agreement; provided, that (i) no Managing Agent shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting or arising from the Program Agent's gross negligence or willful misconduct and (ii) no Managing Agent shall be liable for any amount in respect of any compromise or settlement of any of the foregoing unless such compromise or settlement is approved by the Majority Managing Agents. Without limitation of the generality of the foregoing, each Managing Agent agrees to reimburse the Program Agent, ratably according to its related Lender Group Percentage, promptly upon demand, for any reasonable out-of-pocket expenses (including reasonable counsel fees) incurred by the Program Agent in connection with the administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement; provided, that no Managing Agent shall be responsible for the costs and expenses of the Program Agent in defending itself against any claim alleging the gross negligence or willful misconduct of the Program Agent to the extent such gross negligence or willful misconduct is determined by a court of competent jurisdiction in a final and non-appealable decision.

SECTION 9.07. Successor Agents. The Program Agent and each Managing Agent may, upon five (5) days' notice to the Borrower, each Lender and each other party hereto, resign as Program Agent or Managing Agent, as applicable. If any such party shall resign as Program Agent or Managing Agent under this Agreement, then, in the case of the Program Agent, the Majority Committed Lenders and in the case of any Managing Agent, its related Conduit Lenders, during such thirty-day period shall appoint a successor agent, whereupon such successor agent shall succeed to the rights, powers and duties of the Program Agent or applicable Managing Agent and references herein to the Program Agent or such Managing Agent shall mean such successor agent, effective upon its appointment; and such former Program Agent's or Managing Agent's rights, powers and duties in such capacity shall be terminated, without any other or further act or deed on the part of such former Program Agent or Managing Agent or any of the parties to this Agreement. After any retiring Program Agent's or Managing Agent's resignation hereunder as such agent, the provisions of Article VIII, this Article IX and Section 10.09 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Program Agent or a Managing Agent under this Agreement.

ARTICLE X
MISCELLANEOUS

SECTION 10.01. Amendments, Etc.

(a) No waiver of any provision of this Agreement nor consent to any departure by the Borrower or the Servicer therefrom shall in any event be effective unless the same shall be in writing and signed by the Program Agent and the Managing Agents and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

(b)   No amendment to this Agreement shall be effective unless the same shall be in writing and signed by each of the Borrower, the Servicer, the Program Agent, the Managing Agents and the Majority Committed Lenders, provided, however, that, without the written consent of all the Committed Lenders, no such amendment shall (i) extend the Termination Date, (ii) extend the date of any payment or deposit of Collections by the Borrower or by the Servicer or the time of payment of Interest, (iii) release the security interest in or transfer all or any material portion of the Collateral, (iv) change the outstanding principal amount of any of the Loans made by any Committed Lender hereunder other than as provided herein, (v) change the amount of any Lender Group Limit other than as provided herein or increase the Facility Limit hereunder, (vi) increase the Concentration Limit, (vii) amend, modify or waive any provision of the definitions of "Borrowing Base", "Eligible Receivables", "Majority Committed Lenders", "Net Receivables Pool Balance" or "Required Reserves" or any of the defined terms used in such definitions or this Section 10.01, (viii) consent to or permit the assignment or transfer by the Borrower or any of its rights and obligations under this Agreement or of any of its right, title or interest in or to the Receivables, (ix) amend or modify any provision of Section 7.01 or Section 10.03, or (x) amend or modify any defined term (or any defined term used directly or indirectly in such defined term) used in clauses (i) through (ix) above in a manner which would circumvent the intention of the restrictions set forth in such clauses.

SECTION 10.02. Notices, Etc. All notices and other communications provided for hereunder shall, unless otherwise stated herein, be in writing (including communication by facsimile copy) and shall be personally delivered or sent by registered mail, return receipt requested, or by courier or by facsimile, to each party hereto, at its address set forth on Schedule II hereof or at such other address as shall be designated by such party in a written notice to the other parties hereto. All such notices and communications shall be effective, upon receipt, or in the case of overnight courier, two (2) days after being deposited with such courier, or, in the case of notice by facsimile, when electronic confirmation of receipt is obtained, in each case addressed as aforesaid.

SECTION 10.03. Assignability.

(a)   Any Conduit Lender may, (i) with notice to the Borrower and the Servicer, and with the consent of the Managing Agent for the Lender Group of which it is a member, assign at any time all or any portion of its rights and obligations hereunder and interests herein to (A) any other Lender, (B) any commercial paper conduit managed by such Conduit Lender's sponsor or administrator bank (C) any Affiliate of such Conduit Lender's sponsor bank or (D) any Liquidity Provider with respect to such Conduit Lender and (ii) with the consent of the Borrower (such consent not to be unreasonably withheld, delayed or conditioned) and the Managing Agent for the Lender Group of which it is a member, assign at any time all or any portion of its rights and obligations hereunder and interests herein to any other Person not listed in clause (i) above; provided that the consent of the Borrower shall not be required if an Event of Termination has occurred and is continuing. Any Managing Agent may, with notice to the Borrower and the Servicer, and with the consent of the Lenders in its Lender Group, assign at any time all or any portion of its rights and obligations hereunder and interests herein to any Lender or to any Affiliate of such Managing Agent or any Lender.

(b)	Any Committed Lender may, with the consent of the Borrower (such consent not to be unreasonably withheld, delayed or conditioned) and with the consent of the Managing Agent for the Lender Group of which it is a member, assign at any time all or any portion of its rights and obligations hereunder and interests herein to any Person; provided, however, that the consent of the Borrower shall not be required in connection with any assignment by a Committed Lender (i) if an Event of Termination has occurred and is continuing or (ii) to any other Lender.

(c)	With respect to any assignment hereunder

(i)	each such assignment shall be of a constant, and not a varying, percentage of all rights and obligations under this Agreement,

(ii)	the amount being assigned pursuant to each such assignment (determined as of the date of the Assignment and Acceptance with respect to such assignment) shall in no event be less than $10,000,000, and

(iii)	the parties to each such assignment shall execute and deliver to the Administrative Agent, for its acceptance and recording in the Register (as defined below), an Assignment and Acceptance, together with a processing and recordation fee of $2,500.

Upon such execution, delivery, acceptance and recording from and after the effective date specified in such Assignment and Acceptance, (x) the assignee thereunder shall be a party to this Agreement and, to the extent that rights and obligations under this Agreement have been assigned to it pursuant to such Assignment and Acceptance, have the rights and obligations of a Lender thereunder and (y) the assigning Lender shall, to the extent that rights and obligations have been assigned by it pursuant to such Assignment and Acceptance, relinquish such rights and be released from such obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all or the remaining portion of an assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto).

(d)	At all times during which any Loan is outstanding, the Program Agent shall maintain at its address referred to in Section 10.02 of this Agreement (or such other address of the Program Agent notified by the Program Agent to the other parties hereto) a register as provided herein (the "Register"). The Aggregate Principal Balance and any interests therein, and any Assignments and Acceptances of the Aggregate Principal Balance or any interest therein delivered to and accepted by the Program Agent, shall be registered in the Register, and the Register shall serve as a record of ownership that identifies the owner of the Aggregate Principal Balances and any interest therein. Notwithstanding any other provision of this Agreement, no transfer of the Aggregate Principal Balances or any interest therein shall be effective unless and until such transfer has been recorded in the Register. The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and the Borrower, the Servicer, the Program Agent, the Managing Agents and the Lenders may treat each Person whose name is recorded in the Register as a Lender, as the case may be, under this Agreement for all purposes of this Agreement. This Section 10.03(d) shall be construed so that the Aggregate Principal Balance and any interest therein is maintained at all times in "registered form" within the meaning of Sections 163(f), 871(h) and 881(c) of the IRC, solely for the purposes of this Section 10.03, the Program Agent will act as an agent of the Borrower. The Register shall be available for inspection by the Borrower or any Managing Agent at any reasonable time and from time to time upon reasonable prior notice.

(e) Upon its receipt of an Assignment and Acceptance, the Program Agent shall, if such Assignment and Acceptance has been duly completed, (i) accept such Assignment and Acceptance, (ii) record the information contained therein in the Register and (iii) give prompt notice thereof to the Borrower.

(f) Any Lender may, without the consent of the Borrower, sell participations to one or more banks or other entities (each, a "Participant") in all or a portion of its rights and obligations hereunder (including the outstanding Loan); provided that following the sale of a participation under this Agreement (i) the obligations of such Lender shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Program Agent, the Servicer and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement or instrument pursuant to which such Lender sells such a participation shall provide that the Participant shall not have any right to direct the enforcement of this Agreement or the other Facility Documents or to approve any amendment, modification or waiver of any provision of this Agreement or the other Facility Documents; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that (i) reduces the amount of principal or Interest that is payable on account of any Loan or delays any scheduled date for payment thereof or (ii) reduces any fees payable by the Borrower to the Program Agent (to the extent relating to payments to the Participant) or delays any scheduled date for payment of such fees. The Borrower acknowledges and agrees that any Lender's source of funds may derive in part from its Participants. Accordingly, references in Sections 2.11 or 2.13 and the other terms and provisions of this Agreement and the other Facility Documents to determinations, reserve and capital adequacy requirements, expenses, increased costs, reduced receipts and the like as they pertain to the Lenders shall be deemed also to include those of its Participants; provided, however, that in no event shall the Borrower be liable to any Participant under Sections 2.11 or 2.13 for an amount in excess of that which would be payable to the applicable Lender under such sections.

(g) Neither the Borrower nor the Servicer may assign any of its rights or obligations hereunder or any interest herein without the prior written consent of the Program Agent and each Managing Agent.

(h) Notwithstanding any other provision of this Agreement to the contrary, any Lender may at any time pledge or grant a security interest in all or any portion of its rights (including, without limitation, rights to payment of the principal balance of the Loans and Interest with respect thereto) hereunder to secure obligations of such Lender to a Federal Reserve Bank, without notice to or consent of the Borrower or the Program Agent; provided, that no such pledge or grant of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or grantee for such Lender as a party hereto.

SECTION 10.04. <u>Additional Lender Groups</u>. Upon the Borrower's request, an additional Lender Group may be added to this Agreement at any time by the execution and delivery of a Joinder Agreement by the members of such proposed additional Lender Group, the Borrower, the Servicer, PSE, the Program Agent and each of the Managing Agents, which execution and delivery shall not be unreasonably refused by such parties. Upon the effective date of such Joinder Agreement, (i) each Person specified therein as a "Conduit Lender" shall become a party hereto as a Conduit Lender, entitled to the rights and subject to the obligations of a Conduit Lender hereunder, (ii) each Person specified therein as a "Committed Lender" shall become a party hereto as a Committed Lender, entitled to the rights and subject to the obligations of a Committed Lender hereunder, (iii) each Person specified therein as a "Managing Agent" shall become a party hereto as a Managing Agent, entitled to the rights and subject to the obligations of a Managing Agent hereunder and (iv) the Facility Limit shall be increased by an amount equal to the aggregate Commitments of the Committed Lenders party to such Joinder Agreement. On or prior to the effective date of such Joinder Agreement, the Borrower and the new Managing Agent shall enter into an amendment to the Fee Letter for purposes of setting forth the fees payable to the members of such Lender Group in connection with this Agreement.

SECTION 10.05. <u>Consent to Jurisdiction</u>.

(a) Each party hereto hereby irrevocably submits to the non-exclusive jurisdiction of any New York State or Federal court sitting in New York City in any action or proceeding arising out of or relating to this Agreement, and each party hereto hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court. The parties hereto hereby irrevocably waive, to the fullest extent they may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b) Each of the Borrower and the Servicer consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process to it at its address specified in <u>Section 10.02</u>. Nothing in this <u>Section 10.05</u> shall affect the right of any Lender or the Administrative Agent to serve legal process in any other manner permitted by law.

SECTION 10.06. <u>WAIVER OF JURY TRIAL</u>. EACH PARTY HERETO HEREBY WAIVES, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR ANY OTHER FACILITY DOCUMENT.

SECTION 10.07. <u>Right of Setoff</u>. Each Lender (including a Lender which has made Cash Secured Advances) is hereby authorized (in addition to any other rights it may have) at any time after the occurrence of the Termination Date due to the occurrence of an Event of Termination, or at any time that any Borrower Obligation hereunder is due and payable, to set off, appropriate and apply (without presentment, demand, protest or other notice which are hereby expressly waived) any deposits and any other indebtedness held or owing by such Lender to, or for the account of, the Borrower against the amount of the Borrower Obligations owing by the Borrower to such Person. Each Lender is hereby authorized (in addition to any other rights it may have) at any time after the occurrence of the Termination Date due to the occurrence of an Event of Termination, or at any time that any payment obligation of the Servicer hereunder is due and payable, to set off, appropriate and apply (without presentment, demand, protest or other notice which are hereby expressly waived) any deposits and any other indebtedness held or owing by such Lender to, or for the account of, the Servicer against the amount of such obligations owing by the Servicer to such Person.

SECTION 10.08. <u>Ratable Payments</u>. If any Lender, whether by setoff or otherwise, has payment made to it with respect to any Borrower Obligations or obligation of the Servicer in a greater proportion than that received by any other Lender entitled to receive a ratable share of such amount, such Lender agrees, promptly upon demand, to purchase for cash without recourse or warranty a portion of such Borrower Obligations or Servicer obligation held by the other Lenders so that after such purchase each Lender will hold its ratable proportion of such Borrower Obligations or Servicer obligations, as applicable; <u>provided</u> that if all or any portion of such excess amount is thereafter recovered from such Lender, such purchase shall be rescinded and the purchase price restored to the extent of such recovery, but without interest.

SECTION 10.09. <u>Limitation of Liability</u>.

(a)   Except with respect to any claim arising out of the willful misconduct or gross negligence of any Lender, any Managing Agent, the Program Agent or their respective Affiliates, directors, officers, employees, attorneys or agents (each a "Lender Party"), no claim may be made by any Transaction Party or any other Person against any Lender Party for any special, indirect, consequential or punitive damages in respect of any claim for breach of contract or any other theory of liability arising out of or related to the transactions contemplated by this Agreement or any other Facility Document, or any act, omission or event occurring in connection herewith or therewith; and each of the Borrower and the Servicer hereby waives, releases, and agrees not to sue upon any claim for any such damages, whether or not accrued and whether or not known or suspected to exist in its favor.

(b)   Notwithstanding anything to the contrary contained herein, the obligations of the Conduit Lenders under this Agreement are solely the corporate obligations of each such Conduit Lender and shall be payable only at such time as funds are actually received by, or are available to, such Conduit Lender in excess of funds necessary to pay in full all outstanding Promissory Notes issued by such Conduit Lender and, to the extent funds are not available to pay such obligations, the claims relating thereto shall not constitute a claim against such Conduit Lender. Each party hereto agrees that the payment of any claim (as defined in Section 101 of Title 11 of the Bankruptcy Code) of any such party shall be subordinated to the payment in full of all Promissory Notes.

(c)   No recourse under any obligation, covenant or agreement of any Conduit Lender contained in this Agreement shall be had against any incorporator, stockholder, officer, director, member, manager, employee or agent of such Conduit Lender or any of its Affiliates (solely by virtue of such capacity) by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute or otherwise; it being expressly agreed and understood that this Agreement is solely a corporate obligation of such Conduit Lender, and that no personal liability whatever shall attach to or be incurred by any incorporator, stockholder, officer, director, member, manager, employee or agent of any Conduit Lender or any of its Affiliates (solely by virtue of such capacity) or any of them under or by reason of any of the obligations, covenants or agreements of such Conduit Lender contained in this Agreement, or implied therefrom, and that any and all personal liability for breaches by any Conduit Lender of any of such obligations, covenants or agreements, either at common law or at equity, or by statute, rule or regulation, of every such incorporator, stockholder, officer, director, member, manager, employee or agent is hereby expressly waived as a condition of and in consideration for the execution of this Agreement; provided that the foregoing shall not relieve any such Person from any liability it might otherwise have as a result of fraudulent actions taken or fraudulent omissions made by them.

SECTION 10.10. Taxes. The Borrower shall pay any and all stamp, sales, transfer and other taxes (including income and franchise taxes) and fees (including, without limitation, UCC filing fees and any penalties associated with the late payment of any UCC filing fees) payable or determined to be payable in connection with the execution, delivery, filing and recording of this Agreement or the other agreements and documents to be delivered hereunder (including any UCC financing statements) and agrees to indemnify the Program Agent, the Managing Agents, the Lenders and the Liquidity Providers against any liabilities with respect to or resulting from any delay by the Borrower in paying or omission to pay such taxes and fees.

SECTION 10.11. No Proceedings. The Borrower, the Servicer, each Lender, each Managing Agent and the Program Agent each hereby agrees that it will not institute against any Conduit Lender any proceeding of the type referred to in Section 7.01(d) so long as any Promissory Notes of such Conduit Lender shall be outstanding or there shall not have elapsed one year plus one day since the last day on which any such Promissory Notes shall have been outstanding.

SECTION 10.12. Confidentiality.

(a)   By accepting delivery of this Agreement, the Borrower agrees not to disclose to any person or entity the contents of the Fee Letter except (i) to its and its affiliates' officers, directors, employees, agents, accountants, legal counsel and other representatives (collectively, the "Borrower Representatives") who have a need to know the Product Information for the purpose of assisting in the negotiation and completion of the Transaction and who agree to be bound by the provisions of this section applicable to the Borrower, (ii) in connection with any legal or regulatory action or proceeding relating to this Agreement or the transactions contemplated hereby or the exercise of any remedies hereunder, (iii) to extent required by applicable law, regulation, subpoena or other legal process or (iv) to the extent requested by any governmental or regulatory authority having jurisdiction over the Borrower, the Originator or any Borrower Representative. The Borrower will be responsible for any failure of any Borrower Representative to comply with the provisions of this clause (a).

(b)   The Program Agent, the Managing Agents and the Lenders will not disclose to any person or entity the confidential or proprietary information of the Borrower or the Originator furnished to the Program Agent, the Managing Agents and the Lenders in connection with the Transaction (the "Borrower Information"), except (i) to their respective and their Affiliates' officers, directors, employees, agents, accountants, legal counsel and other representatives (collectively, the "Lender Representatives") who have a need to know the Borrower Information for the purpose of assisting in the negotiation and completion of the Transaction and who agree to be bound by the provisions in this section applicable to the Program Agent, the Managing Agents and the Lenders, (ii) to each other, (iii) to any prospective or actual assignee or participant of any of them who agree to be bound by the provisions of this section, (iv) to the extent required by applicable law, regulation, subpoena or other legal process, (v) to the extent requested by any governmental or regulatory authority having jurisdiction over the Program Agent, the Managing Agents, the Lenders or any Lender Representative, (vi) to the Rating Agencies, (vii) to any actual or potential subordinated investor in any Conduit Lender that has signed a confidentiality agreement containing restrictions on disclosure substantially similar to this Section or (vii) to liquidity providers, credit enhancers, dealers and investors in respect of Promissory Notes of any Conduit Lender in accordance with the customary practices of such Lender for disclosures to credit enhancers, dealers or investors, as the case may be or any entity organized for purposes of purchasing or making loans secured by, financial assets for which any Managing Agent acts as Program Agent and who agree to be bound by the provisions of this section. The Program Agent, the Managing Agents and each Lender, as the case may be, will be responsible for any failure of any related Lender Representative to comply with the provisions of this clause (b).

(c)   Notwithstanding any other provision herein, the Borrower (and its employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the U.S. tax treatment and U.S. tax structure of this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to such party relating to such U.S. tax treatment and U.S. tax structure, other than any information for which nondisclosure is reasonably necessary in order to comply with applicable securities laws.

SECTION 10.13. No Waiver; Remedies. No failure on the part of the Program Agent, any Managing Agent, any Lender or any Liquidity Provider to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

SECTION 10.14. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

SECTION 10.15. Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 10.16. Integration; Binding Effect; Survival of Termination. This Agreement and the other Facility Documents executed by the parties hereto on the date hereof contain the final and complete integration of all prior expressions by the parties hereto with respect to the subject matter hereof and shall constitute the entire agreement among the parties hereto with respect to the subject matter hereof superseding all prior oral or written understandings. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns (including any trustee in bankruptcy). Any provisions of this Agreement which are prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. This Agreement shall create and constitute the continuing obligations of the parties hereto in accordance with its terms and shall remain in full force and effect until the Final Collection Date; provided, however, that the provisions of 2.10, 2.11, 2.12 and Article VIII, and the provisions of Sections 10.06, 10.09, 10.10, 10.11 and 10.12 shall survive any termination of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

PSE FUNDING, INC.,
As Borrower

By: /s/ Donald E. Gaines
Name: Donald E. Gaines
Title: President and Treasurer

PUGET SOUND ENERGY, INC.,
as Servicer

By: /s/ Donald E. Gaines
Name: Donald E. Gaines
Title: Vice President Finance and Treasurer

JPMORGAN CHASE BANK, N.A.,
As Program Agent, as a Managing Agent and as a
Committed Lender

By: /s/ William W. Wood
Name: William W. Wood
Title: Vice President

JUPITER SECURITIZATION CORPORATION
as a Conduit Lender

By: JPMorgan Chase Bank, N.A.,
       attorney-in-fact

By: /s/ William W. Wood
Name: William W. Wood
Title: Vice President

CITICORP NORTH AMERICA, INC.,
as a Managing Agent

By: /s/ Richard C. Simons
Name: Richard C. Simons
Title: Vice President

CAFCO, LLC
as a Conduit Lender

By: Citicorp North America, Inc.,
        as Attorney-in-Fact

By: /s/ Richard C. Simons
Name: Richard C. Simons
Title: Vice President

CITIBANK, NORTH AMERICA, INC.,
as a Committed Lender

By: /s/ Richard C. Simons
Name: Richard C. Simons
Title: Vice President

CREDIT AND COLLECTION POLICY

Attached

FORM OF BORROWING REQUEST

[DATE]

To: JPMorgan Chase Bank, N.A., as a Managing Agent Citicorp North America, Inc., as a Managing Agent From:

From: PSE Funding, Inc. (the "Borrower")

Re: Loan and Servicing Agreement, dated as of December 20, 2005 among the Borrower, Puget Sound Energy, Inc., as Servicer, the Persons from time to time party thereto as Conduit Lenders, the financial institutions from time to time party thereto as Committed Lenders, the Persons from time to time party thereto as Managing Agents and JPMorgan Chase Bank, N.A., as Program Agent for the Conduit Lenders and the Committed Lenders (as amended, restated, supplemented or otherwise modified from time to time, the "Agreement"). Capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

A.   (i)   Pursuant to Section 2.02(a) of the Agreement, the undersigned hereby requests a Borrowing from each Lender Group in an aggregate amount equal to the following (which shall be at least $500,000, or integral multiples of $50,000 in excess thereof): $_____

Lender Group (identified by related Managing Agent)	Dollar Amount of Borrowing
JPMorgan Chase Bank, N.A.	$_____
Chicago North America, Inc.	$_____
Total	$_____

(ii)   The requested Borrowing Date is: _____

(iii)   The Aggregate Principal Balance under the Agreement after giving effect to the requested Borrowing under (i) above will equal: $_____

(iv)   The proceeds of the requested Borrowing are requested to be remitted to the following account of the Borrower: _____

(v)   If Conduit Lenders have declined to fund, the Borrower requests a Loan based on [LIBOR for a term of [___] months][the Base Rate].

B.   As of the date hereof and the Borrowing Date of such Borrowing:

   (i)   The representations and warranties contained in Article IV of the Agreement are true and correct unless such representation and warranties by their terms refer to an earlier date, in which case they shall be correct on and as of such earlier date;

   (ii)   No event has occurred and is continuing, or would result from the Borrowing requested hereunder, that constitutes an Event of Termination or an Incipient Event of Termination; and

   (iii)   After giving effect to the requested Borrowing, no Borrowing Base Deficiency shall exist.

   (iv)   All other conditions precedent set forth in Section 3.02 of the Agreement have been satisfied.

The undersigned certifies that this Borrowing Request is correct in all material respects as of the date furnished.

PSE FUNDING, INC.

By: _____
        Name:
        Title:

EXHIBIT C-1

FORM OF MONTHLY REPORT

Attached

EXHIBIT C-2

FORM OF WEEKLY REPORT

Attached

EXHIBIT C-3

FORM OF DAILY REPORT

Attached

FORM OF BLOCKED ACCOUNT AGREEMENT

Attached

JURISDICTION OF ORGANIZATION; PLACES OF BUSINESS AND LOCATIONS OF RECORDS

Jurisdiction of Organization	• WA
Chief Executive Office/Principal Place of Business	• 10885 NE 4th Street, Bellevue, WA 98004
Location(s) of Records	• 10885 NE 4th Street, Bellevue, WA 98004 • 19900 North Creek Parkway Bothell, WA 98012
Organizational Number	• 602-565-535
Federal Employer's Identification Number	• 20-3949361
Other Names	• None

LIST OF ALTERNATE PAYMENT LOCATIONS; DEPOSIT ACCOUNTS; DEPOSIT ACCOUNT BANKS AND LOCK-BOXES

Lock-Box	Related Deposit Account
P.O. Box No. 91269 at the U.S. Post Office branch located at 103rd Avenue NE, Bellevue, WA 98004	Union Bank of California Account no. 4430000808 for receipts from Payment Processing
N/A	Union Bank of California Account no. 4430000816 for receipts from Bill Payment Consolidator
N/A	Key Bank Account no. 479681024614 for Government Electronic Receipts, APS Receipts, Business Office Deposits
N/A	Key Bank Account no. 479681024655 for receipts from Customer Internet Payments
N/A	Key Bank Account no. 479681052383 for receipts from Checkfree
N/A	Key Bank Account no. 479681024663 for receipts from Customer Credit Card Payments
N/A	Citibank Account no. 30599544 for receipts from Customer Direct Debits
N/A/	U.S. Bank Account no. 153501775586 for receipts from Port Townsend Business Office.

List of Alternate Payment Locations

1. Internet via PSE's customer website found at: http://www.pse.com/account/paying/ebill.html
2. PSE Pay Station locations listed on PSE's customer website found at: http://www.pse.com/account/paystations/paystations.html.
3. Automatic Funds Transfer via a debit by PSE's collection bank of the Customer's bank account and a credit to a Deposit Account
4. Credit card Payments via Payment-by-Phone

LIST OF CLOSING DOCUMENTS

Attached

FORM OF ASSIGNMENT AND ACCEPTANCE

Dated as of *[Date]*

Reference is made to the Loan and Servicing Agreement, dated as of December 20, 2005, among PSE Funding, Inc., as Borrower, Puget Sound Energy, Inc., as Servicer, the Persons from time to time party thereto as Conduit Lenders, the financial institutions from time to time party thereto as Committed Lenders, the Persons from time to time party thereto as Managing Agents and JPMorgan Chase Bank, N.A., as Program Agent for the Conduit Lenders and the Committed Lenders (as amended, restated, supplemented or otherwise modified from time to time, the "Agreement"). Terms defined in the Agreement are used herein with the same meaning.

[Assigning Lender] (the "Assignor"), [*Assignee*] (the "Assignee") and [*Assignor's Managing Agent*], in its capacity as Managing Agent for the Lender Group which includes the Assignor [and the Assignee] (in such capacity, the "Managing Agent"), hereby agree as follows:

1.   Purchase and Sale of Interest. The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, an interest in and to all of the Assignor's rights and obligations under the Agreement as of the date hereof (including, without limitation, its [Commitment] [Conduit Lending Limit] and all Loans, if any, or interests therein held by it) equal to the percentage (the "Percentage") interest specified on the signature page hereto. After giving effect to such sale and assignment, [the Assignee will be a [Committed] [Conduit] Lender in the Lender Group that includes [_____] as the Managing Agent and] the Assignee's [Commitment] [Conduit Lending Limit] will be as set forth in Section 2 of the signature page hereto. [As consideration for the sale and assignment contemplated in this Section 1, the Assignee shall pay to the Assignor on the Effective Date (as hereinafter defined) in immediately available funds an amount equal to $[_____], representing the purchase price payable by the Assignee for the interests in the transferred interest sold and assigned to the Assignee under this Section 1.][*]

2.   Representations and Disclaimers of Assignor. The Assignor:

(a)   represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim;

(b)   makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with any Facility Document or any other instrument or document furnished pursuant thereto or the execution, legality, validity, enforceability, genuineness, sufficiency or value of any Facility Document or any other instrument or document furnished pursuant thereto; and

---

[*] Include bracketed text if Assignor holds a portion of the Loans on the Effective Date.

(c)   makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Originator, the Borrower or the Servicer, or the performance or observance by any such party of any of its respective obligations under the Facility Documents or any other instrument or document furnished pursuant thereto.

3.   Representations and Agreements of Assignee. The Assignee:

(a)   confirms that it has received a copy of the Agreement, together with copies of the most recent financial statements delivered pursuant to Section 5.01(a) of the Agreement and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance;

(b)   agrees that it will, independently and without reliance upon the Program Agent, any Managing Agent, the Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Agreement;

(c)   [appoints and authorizes the Program Agent and [_____], as its Managing Agent, to take such action as agent on its behalf and to exercise such powers under the Agreement and the other Facility Documents as are delegated to the Program Agent and such Managing Agent, respectively, by the terms thereof, together with such powers as are reasonably incidental thereto;]

(d)   agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Agreement and this Assignment and Acceptance are required to be performed by it as a [Committed] [Conduit] Lender;

(e)   specifies as its address for notices the office set forth beneath its name on the signature pages hereof; and

(f)   represents that this Assignment and Acceptance has been duly authorized, executed and delivered by the Assignee pursuant to its [corporate] powers and constitutes the legal, valid and binding obligation of the Assignee.

4.   Effectiveness of Assignment. Following the execution of this Assignment and Acceptance by the Assignor, the Managing Agent, [and] the Assignee, [the Borrower and the Servicer,] it will be delivered to the Program Agent for acceptance and recording by the Program Agent. The effective date of this Assignment and Acceptance shall be the date of acceptance thereof by the Program Agent, unless otherwise specified in Section 3 of the signature page hereto (the "Effective Date").

5.   Rights of the Assignee. Upon such acceptance and recording by the Program Agent, as of the Effective Date, [(i) the Assignee shall be a party to the Agreement and, to the extent provided in this Assignment and Acceptance, have the rights and obligations of a [Committed] [Conduit] Lender thereunder and hereunder and (ii)] the Assignor shall, to the

extent provided in this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Agreement.

6.   Payments. Upon such acceptance and recording by the Program Agent, from and after the Effective Date, all payments under the Agreement in respect of the interest assigned hereby (including, without limitation, all payments of fees with respect thereto) shall be made to the Assignee or the Assignee's Managing Agent, for the benefit of the Assignee, in accordance with the Agreement. The Assignor and Assignee shall make all appropriate adjustments in payments under the Agreement for periods prior to the Effective Date directly between themselves.

7.   GOVERNING LAW. THIS ASSIGNMENT AND ACCEPTANCE AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (INCLUDING SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAWS BUT OTHERWISE WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES).

IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Acceptance to be executed by their respective officers thereunto duly authorized, as of the date first above written.

Signature Page to

Assignment and Acceptance

Dated as of [*Date*]

Section 1.

      Percentage: _____%

Section 2.

Assignee's [Commitment] [Conduit Lending Limit] as of the
Effective Date: $_____

Principal Balance of Loans
held by Assignee as of the Effective Date: $_____

Section 3.

Effective Date:[**]   _____, 200__

                               [NAME OF ASSIGNOR]

                               By:_____
                                  Name:
                                  Title:

                               [NAME OF ASSIGNEE]

                               By:_____
                                  Name:
                                  Title:

                               Address for Notices:
                               [Insert]

                               Accepted this _____ day of
                               _____, 200__

                               JPMorgan Chase Bank, N.A.,
                               As Program Agent

                               By: _____
                                  Name:
                                  Title:

[**] This date should be no earlier than the date of acceptance by the Program Agent.

AGREED TO THIS _____ DAY OF _____, 200___:

[NAME OF MANAGING AGENT],
as Managing Agent

By:_____
     Name:
     Title:

PSE FUNDING, INC.,
as Borrower

By:_____
     Name:
     Title:

PUGET SOUND ENERGY INC.,
as Servicer

By:_____
     Name:
     Title:

EXHIBIT I

FORM OF JOINDER AGREEMENT

Reference is made to the Loan and Servicing Agreement, dated as of December 20, 2005, among PSE Funding, Inc., as Borrower, Puget Sound Energy Inc., as Servicer, the Persons from time to time party thereto as Conduit Lenders, the financial institutions from time to time party thereto as Committed Lenders, the Persons from time to time party thereto as Managing Agents and JPMorgan Chase Bank, N.A., as Program Agent for the Conduit Lenders and the Committed Lenders (as amended, restated, supplemented or otherwise modified from time to time, the "Agreement"). To the extent not defined herein, capitalized terms used herein have the meanings assigned to such terms in the Agreement.

[*New Managing Agent*] (the "New Managing Agent"), [*New Conduit Lender(s)*] (the "New Conduit Lender(s)") and [*New Committed Lender(s)*] (the "New Committed Lender(s)"; and together with the New Managing Agent and New Conduit Lender(s), the "New Lender Group") agree as follows:

1.   By execution and delivery of this Joinder Agreement and pursuant to Section 10.04 of the Agreement, the New Lender Group elects to become a "Lender Group" under the Agreement.

2.   The effective date (the "Effective Date") of this Joinder Agreement shall be the later of (i) the date on which a fully executed copy of this Joinder Agreement is delivered to the Program Agent, (ii) the date of this Joinder Agreement [and (iii) the effective date of that certain assignment agreement of even date herewith between the [New Committed Lender] [New Conduit Lender] and [*Name of [Committed] [Conduit] Lender Assignor*].

3.   By executing and delivering this Joinder Agreement, each of the New Managing Agent, the New Conduit Lender(s) and the New Committed Lender(s) confirms to and agrees with each other party to the Agreement that (i) it has received a copy of the Agreement and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Joinder Agreement; (ii) it will, independently and without reliance upon the Program Agent, any other Managing Agent, any other Lender or any of their respective Affiliates, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Agreement or any documents or agreements to be delivered thereunder; (iii) it appoints and authorizes the Program Agent to take such action as agent on its behalf and to exercise such powers pursuant to Article IX of the Agreement; (iv) it will perform in accordance with their terms all of the obligations which by the terms of the Agreement and the documents or agreements to be delivered thereunder are required to be performed by it as a Managing Agent, a Conduit Lender, or a Committed Lender, respectively; (v) its address for notices shall be the office set forth beneath its name on the signature pages of this Joinder Agreement; (vi) the Lender Group Limit for the New Lender Group shall be as set forth on the signature page hereto; and (vii) it is duly authorized to enter into this Joinder Agreement.

4.   On the Effective Date of this Joinder Agreement, each of the New Managing Agent, the New Conduit Lender(s) and the New Committed Lender(s) shall join in and be a party to the Agreement and, to the extent provided in this Joinder Agreement, shall have the rights and obligations of a Managing Agent, a Conduit Lender and a Committed Lender, respectively, under the Agreement. Schedule I to the Agreement shall be amended to incorporate the information set forth on Schedule I to this Joinder Agreement and Schedule II shall be amended to incorporate the notice addresses set forth on the signature pages to this Joinder Agreement.

5.   This Joinder Agreement may be executed by one or more of the parties on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

6.   THIS JOINDER AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (INCLUDING SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAWS BUT OTHERWISE WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPLES).

7.   Each of the parties hereto hereby waives any right to have a jury participate in resolving any dispute, whether sounding in contract, tort, or otherwise between or among the parties hereto, or any of them, arising out of, connected with, related to, or incidental to the relationship between them in connection with this Joinder Agreement. Instead, any dispute resolved in court will be resolved in a bench trial without a jury.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, the parties hereto have caused this Joinder Agreement to be executed by their respective officers thereunto duly authorized, as of this [__] day of [_____], [20__].

The "Lender Group Limit" for the New Lender Group is $[_____].

NEW CONDUIT LENDER(S)

[*NAME(S)*]

By:_____
Name:
Title:

Address or notices:
[*Address*]

NEW MANAGING AGENT:

[*NAME*]

By:_____
Name:
Title:

Address for Notices:
[*Address*]

AGREED TO THIS ____ DAY OF _____, 200___:

JPMORGAN CHASE BANK, N.A.,
as Program Agent

By:_____
    Name:
    Title:

[EACH MANAGING AGENT],
as a Managing Agent

By:_____
    Name:
    Title:

PSE FUNDING, INC.,
as Borrower

By:_____
    Name:
    Title:

PUGET SOUND ENERGY INC.,
as Servicer

By:_____
    Name:
    Title:

SCHEDULE I

Reference Bank for New Lender Group: _____

Conduit Lending Limit(s) for New Conduit Lender(s):   _____

                                                                          _____

Commitment(s) of New Committed Lender(s):   _____

                                                                          _____

FORM OF PREPAYMENT NOTICE

[*Date*]

To: JPMorgan Chase Bank N.A., as Program Agent,
           JPMorgan Chase Bank N.A., as a Managing Agent
           Citicorp North America, Inc., as a Managing Agent

From: PSE Funding, Inc. (the "Borrower")

Re: Loan and Servicing Agreement, dated as of December 20, 2005, among the Borrower, Puget Sound Energy, Inc., as Servicer, the Persons from time to time party thereto as Conduit Lenders, the financial institutions from time to time party thereto as Committed Lenders, the Persons from time to time party thereto as Managing Agents and JPMorgan Chase Bank, N.A., as Program Agent for the Conduit Lenders and the Committed Lenders (as amended, restated, supplemented or otherwise modified from time to time, the "Agreement"). Terms defined in the Agreement are used herein with the same meaning.

Pursuant to Section 2.05 of the Agreement, the undersigned hereby notifies each Managing Agent of its intent to make certain prepayments (which shall be made ratably among the Lenders based on the aggregate outstanding Principal Balance of the Loans held by each) as outlined below. This notice must be received no later than 11:00 A.M. (New York City time) three (3) Business Days prior to the date of such payment.

1.   The aggregate amount (which shall be at least $2,000,000, or integral multiples of $1,000,000 in excess thereof) of the prepayment is: $_____

2.   The Loans to which such prepayment is to be applied are as follows:

Lender	Borrowing	Principal balance (before giving effect to prepayment)`	Amount of Prepayment

3.   The Business Day upon which the undersigned shall make such prepayment is: _____.

The undersigned hereby certifies that this prepayment notice is correct in all material respects as of the date so furnished.

PSE FUNDING, INC.

By: _____
Name:
Title:

FORM OF LOCK-BOX TRANSFER NOTICE

Attached

EXHIBIT L

FORM OF COMPLIANCE CERTIFICATE

Attached

LENDER GROUPS

JPMorgan Chase Bank N.A. Lender Group

Managing Agent:	JPMorgan Chase Bank, N.A.
Conduit Lender:	Jupiter Securitization Corporation
Conduit Lending Limit:	$100,000,000
Committed Lender:	JPMorgan Chase Bank, N.A.
Commitments:	$100,000,000
Reference Bank:	JPMorgan Chase Bank, N.A.

Citicorp North America, Inc. Lender Group

Managing Agent:	Citicorp North America, Inc.
Conduit Lender:	CAFCO, LLC
Conduit Lending Limit:	$100,000,000
Committed Lender:	Citibank, N.A.
Commitments:	$100,000,000
Reference Bank:	Citibank, N.A.

NOTICE ADDRESSES

JPMorgan Chase Bank, N.A.
1 Bank One Plaza
Suite IL1-0079
Chicago, IL 60670
Attention: Asset Backed Securities
Telephone: (312) 732-7206
Facsimile No.: (312) 732-1844
E-mail: abs.treasury.dept@jpmorgan.com

Jupiter Securitization Corporation
c/o JPMorgan Chase Bank, N.A.
1 Bank One Plaza
Suite IL1-0079
Chicago, IL 60670
Attention: Asset Backed Securities
Telephone: (312) 732-7206
Facsimile No.: (312) 732-1844
E-mail: abs.treasury.dept@jpmorgan.com

Citicorp North America, Inc.
Citigroup Global Securitized Markets
450 Mamaroneck Avenue
Harrison, New York 10528
Attention: Global Securitization
Facsimile No.: (914) 899-7890

CAFCO, LLC
450 Mamaroneck Avenue
Harrison, New York 10528
Attention: Global Securitization
Fax: (914) 899-7890

Citibank, N.A.
388 Greenwich Street
New York, New York 10013
Attention: Global Securitization
Fax: (212) 816-0262

PSE Funding, Inc.
Address:
10885 NE 4th Street, PSE-08N
Bellevue, WA 98004-5591
Telephone: (425) 462-3752
Facsimile No.: (425) 462-3490

Mailing Address for Notices:
P.O. Box 97034
Bellevue, WA 98009-9734
Attention: Lisa Rice, Assistant Treasurer

Puget Sound Energy, Inc.
Address:
10885 NE 4th Street, PSE-08N
Bellevue, WA 98004-5591
Telephone: (425) 462-3752
Facsimile No.: (425) 462-3490

Mailing Address for Notices:
P.O. Box 97034
Bellevue, WA 98009-9734
Attention: Lisa Rice, Assistant Treasurer

SPECIAL CONCENTRATION LIMITS

None.

CONCENTRATION PERCENTAGES

	Unbilled Overconcentration Percentage	Customer Deposit Overconcentration Percentage	Taxes Overconcentration Percentage	Government Receivables Overconcentration Percentage
Level I Ratings Period	100.00%	100.00%	100.00%	5.0%
Level 2 Ratings Period	100.00%	100.00%	100.00%	5.0%
Level 2A Ratings Period	100.00%	75.0%	100.00%	5.0%
Level 3 Ratings Period	95.0%	50.0%	100.00%	5.0%
Level 4 Ratings Period	90.0%	0.0%	50.0%	0.0%
Level 4A Ratings Period	90.0%	0.0%	50.0%	0.0%
Level 5 Ratings Period	70.0%	0.0%	0.0%	0.0%

LIST OF APPROVED SUB-SERVICERS

CheckFreePay
15 Sterling Drive
P.O. Box 5044
Wallingford, Connecticut 06492

Checkfree Corp.
4411 E. Jones Bridge Rd.
Norcross, GA 30092

Bank of America Merchant Services
PO Box 2485
Spokane, WA 99210-2485